    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 22, 1996



                                                      REGISTRATION NO. 333-12723

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                            UROHEALTH SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)

                 DELAWARE                                        98-0122944
       (State or other jurisdiction                 (I.R.S. Employer Identification No.)
    of incorporation or organization)

                            ------------------------

                            5 CIVIC PLAZA, SUITE 100
                        NEWPORT BEACH, CALIFORNIA 92660
                                 (714) 668-5858
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            ------------------------

                               CHARLES A. LAVERTY
                            CHIEF EXECUTIVE OFFICER
                            UROHEALTH SYSTEMS, INC.
                            5 CIVIC PLAZA, SUITE 100
                        NEWPORT BEACH, CALIFORNIA 92660
                                 (714) 668-5858
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                            ------------------------

                                   Copies to:


           ROBERT M. MATTSON, JR., ESQ.                         NICHOLAS P. SAGGESE, ESQ.
              MORRISON & FORESTER LLP                             SKADDEN, ARPS, SLATE,
             19900 MACARTHUR BOULEVARD                               MEAGHER & FLOM
             IRVINE, CALIFORNIA 92612                              300 S. GRAND AVENUE
                  (714) 251-7500                              LOS ANGELES, CALIFORNIA 90071
                                                                     (213) 657-5000


                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________________

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED OCTOBER 18, 1996


PROSPECTUS
                                5,000,000 SHARES

                            UROHEALTH SYSTEMS, INC.
                                  COMMON STOCK
                         ------------------------------

     Of the 5,000,000 shares of Common Stock offered hereby, 2,500,000 shares are being sold by UROHEALTH Systems, Inc. ("UROHEALTH" or the "Company") and 2,500,000 shares are being sold by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."


     The Common Stock of the Company is listed on the American Stock Exchange under the symbol "URO." On October 17, 1996, the last reported sale price of the Common Stock was $11.25 per share. See "Price Range of Common Stock and Dividends."


      SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                         ------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
                                                UNDERWRITING                        PROCEEDS TO
                                PRICE TO       DISCOUNTS AND      PROCEEDS TO         SELLING
                                 PUBLIC        COMMISSIONS(1)      COMPANY(2)       STOCKHOLDERS
--------------------------------------------------------------------------------------------------
Per Share.................         $                 $                 $                 $
--------------------------------------------------------------------------------------------------
Total(3)..................         $                 $                 $                 $
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated to be
    $          .

(3) The Company has granted the several Underwriters a 30-day option to purchase in the aggregate up to 750,000 additional shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If all such additional shares are purchased by the Underwriters, the
    total Price to Public would be $          , the total Underwriting Discounts
    and Commissions would be $          and the total Proceeds to Company would
    be $          . See "Underwriting."
                         ------------------------------

     The shares of Common Stock are offered subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to the approval of certain legal matters by counsel and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify said offer and to reject orders in whole or in part. It is expected that delivery of the Common
Stock will be made against payment therefor on or about             , 1996 at
the offices of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167.
                         ------------------------------

BEAR, STEARNS & CO. INC.


                            NEEDHAM & COMPANY, INC.



                                                              PIPER JAFFRAY INC.


                                            , 1996

[COMPANY LOGO]

UROHEALTH is a developer, manufacturer and distributor of products for minimally invasive and general surgery, urology and gynecology

                             [PICTURES AND ARTWORK]

             Reflex(R) AEC35(TM)                               EndoView(TM)
        Articulating Cutter & Stapler                     Video Endoscopy System
                                         Esteem(TM)
                                   Vacuum Erection System
                 RigiScan(R)                                    RelaX(TM)
         Impotence Diagnostic Monitor                   Female Incontinence System
                                                        (Investigational device --
                                                           not FDA approved for
                                                            sale in the U.S.)

                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus or incorporated in this Prospectus by reference. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. See "Underwriting." Except for the historical information contained herein, the discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. As used in this Prospectus and unless otherwise required by the context, the terms "UROHEALTH" and the "Company" mean UROHEALTH Systems, Inc. and its direct and indirect subsidiaries. During 1996, the Company changed its fiscal year end from June 30 to March 31.

                                  THE COMPANY

     UROHEALTH is a developer, manufacturer and distributor of products for the minimally invasive and general surgery, urology and gynecology markets (the "Target Markets"). In October 1994, under the leadership of new management, the Company adopted and began to implement a strategic plan which took advantage of consolidation opportunities in the highly fragmented medical products industry. Management's strategy was to position the Company to benefit from the competitive advantages and operating efficiencies inherent in an infrastructure which combines an experienced management team and sophisticated manufacturing facilities with a large direct sales force. As an important component of its strategy, the Company began to acquire and develop a broad offering of products for healthcare professionals and their patients suffering from impotence, incontinence and other gynecological and urological problems, or other conditions requiring minimally invasive and general surgery. At the same time, the Company integrated the acquired product lines and companies into its operations.


     Since October 1994, the Company has acquired seven medical product companies as well as two product lines as part of its strategy. As a result, the Company believes that it has developed well-established and integrated urology and minimally invasive and general surgery platforms and that it is well-positioned further to acquire and develop new product lines to enable it to become a leader in each of its Target Markets. The Company believes that it has in place the infrastructure to enable it to integrate the operations of acquired companies with those of its own to achieve operating and marketing efficiencies. As a result of its strategy, the Company has increased sales from $4.3 million for the year ended June 30, 1994 (prior to giving effect to its acquisitions) to $59.7 million (on a pro forma basis) for the nine months ended March 31, 1996. The Company reported operating income on a consolidated basis in both the three months ended March 31, 1996 and June 30, 1996.


     The Company's strategy is to: (i) offer a broad range of products to its growing Target Markets; (ii) leverage its 140-person direct sales force to increase sales of its existing, newly acquired and recently developed minimally invasive and general surgery, urology and gynecology products; (iii) capitalize on efficiencies and synergies by consolidating manufacturing of existing and acquired products into the Company's manufacturing operations in Costa Mesa, California and Richland, Michigan; (iv) continue to acquire and develop additional innovative products and product lines which are complementary to the Company's existing products; and (v) develop and expand an international sales and marketing presence to capitalize on opportunities it identifies in selected developed countries.

     The Company believes that its acquisition and product development strategy has been successful in building a broad selection of medical products and combining companies and product lines that can capitalize on the manufacturing and distribution capabilities of UROHEALTH. In the urology market, the Company acquired Dacomed Corporation ("Dacomed") which offered a line of high-quality products designed to diagnose and treat male impotence, but which lacked manufacturing and marketing expertise and an effective distribution channel. The Company then acquired Osbon Medical Systems Ltd. ("Osbon") which was the market leader in vacuum erection devices for the treatment of male impotence primarily on the strength of Osbon's sales force. The Company relocated Dacomed manufacturing operations to its Costa Mesa, California manufacturing facility and began to market and sell the Dacomed products through the Osbon distribution channel. As a result of the combination, the Dacomed products were marketed through an established distribution channel and the Osbon sales force had a broader product line to offer their customers. As a result of such acquisitions and improvements in the marketing of existing products, the Company now offers a broad line of products designed for the treatment of urological disorders, including the leading vacuum erection systems, a penile prosthesis and diagnostic equipment.

     To expand its presence in the market for minimally invasive and general surgery products, the Company acquired Advanced Surgical, Inc. ("Advanced") which had a pipeline of potential products but had limited manufacturing and distribution capabilities and was experiencing significant liquidity and capital constraints as a result of its substantial research and development program. Advanced's commercially viable products were integrated into UROHEALTH's manufacturing and distribution infrastructure. In June 1996, the Company acquired product lines of O.R. Concepts, Inc. ("O.R. Concepts). In August 1996, UROHEALTH acquired Richard-Allan Medical Systems, Inc. ("Richard-Allan"), an established company with a broad array of minimally invasive surgery products. In August 1996, the Company also acquired a line of minimally invasive surgery products from X-Med, Inc. ("X-Med"). The integration of these acquisitions has resulted in sophisticated manufacturing operations, an established distribution channel and a comprehensive product line for both open and minimally invasive surgeries.

     The Company believes that the medical products industry is highly fragmented and that there are opportunities to acquire additional product lines or companies in complementary lines of business. The Company is continuously exploring these opportunities and management currently believes that future growth, will, in significant part, be through acquisitions.

                              RECENT DEVELOPMENTS


     RECENT OPERATING RESULTS. The Company recently announced operating results for the three months ended September 30, 1996. For this period, operating income, before giving effect to a previously announced one-time write off of an extraordinary expense relating to purchased research and development and acquisition and restructuring charges was $3.1 million on revenues of $21.2 million. Net income before the charges was $1.8 million or $0.12 per share. The net loss for the quarter was $(27.7 million), or $(1.80) per share after giving effect to the one-time charges. As previously announced, the Company took a one-time charge of $29.5 million in the quarter, primarily to reflect a $25.5 million write-down of purchased research and development programs acquired in the purchase of Richard-Allan in August 1996. The balance of the charge was attributable to non-recurring expenses associated with the operational restructuring and consolidation of recent acquisitions.


     ACQUISITIONS. In July 1995, the Company acquired Dacomed and Allstate Medical Products, Inc. ("Allstate") and, in December 1995, acquired Osbon and Advanced. More recently, UROHEALTH completed the acquisitions of Endoscopic Imaging Systems, Inc. (May 1996), The Intermed Group, Inc. ("Intermed") (June
1996) and Richard-Allan (August 1996) and the minimally invasive surgery product lines of O.R. Concepts (June 1996) and X-Med (August 1996).


     SALE OF CONVERTIBLE SUBORDINATED DEBENTURES. In May and July 1996, the Company sold a total of $50.0 million of 8.75% convertible subordinated debentures (the "Debentures") to a group of investors led by Apollo Advisors and Chase Venture Capital Associates. The Debentures are convertible into 4,545,454 shares of Common Stock at $11.00 per share, are subordinate to all future senior borrowings, have voting rights on all matters on an "as converted" basis and mature in May 2006.


                                  RISK FACTORS

     The Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the factors set forth under "Risk Factors" in addition to the other information contained in this Prospectus.

                                  THE OFFERING


Common Stock offered by:
  The Company......................  2,500,000 shares
  The Selling Stockholders.........  2,500,000 shares
Common Stock to be outstanding
  after the Offering...............  18,996,205 shares(1)
Use of proceeds by the Company.....  To repay $5.0 million of the Company's term credit facility, to reduce amounts outstanding under the
                                     Company's revolving credit facility by $15.0 million and
                                     for general corporate purposes, which may include future
                                     acquisitions. See "Use of Proceeds."
American Stock Exchange Symbol.....  URO


---------------

(1) Does not include 4,496,000 shares of Common Stock issuable upon exercise of employee and consultant options with a weighted average exercise price of $10.16 per share, 4,470,000 shares issuable upon exercise of warrants issued in connection with financing transactions and bank lines of credit with a weighted average exercise price of $10.70 per share and 4,545,454 shares issuable upon conversion of the Debentures with a conversion price of $11.00 per share.


                    SUMMARY COMBINED SELECTED FINANCIAL DATA

     The following unaudited summary combined selected financial data presents selected operations data for the quarters ended March 31, 1996 and June 30, 1996, and pro forma operations financial information for the quarter ended June 30, 1996. The pro forma financial information has been prepared to give effect to the acquisitions of Richard-Allan and Intermed and the acquisition of product lines from O.R. Concepts (collectively, the "Acquisitions") as if such transactions were consummated on July 1, 1995. The pro forma financial information also gives effect to a bank credit facility of which $30.0 million of the proceeds were used in connection with the Richard-Allan transaction. See "Pro Forma Financial Information," "Selected Consolidated Financial Data" and the Consolidated Financial Statements. Substantially all of the Company's current revenues are attributable to businesses and product lines it acquired since July 1995. Historically, the Company has experienced significant net losses and only recently has experienced positive operating income. See "Risk Factors -- Operating Losses; No Assurance of Profitability; Liquidity" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." As a result of the acquisitions the Company has made and the restructuring plans it has implemented, management believes that the Company's more recent historical financial performance is most reflective of its current operations. The summary pro forma financial information does not purport to be indicative of the results that would have occurred if the transactions described above had been consummated on the date indicated or which may be obtained in the future. The quarterly operating results presented below are not necessarily indicative of the results that may be expected for the year ended March 31, 1997.

                                                                                            PRO FORMA
                                                               THREE MONTHS ENDED         THREE MONTHS
                                                         ------------------------------       ENDED
                                                         MARCH 31, 1996   JUNE 30, 1996   JUNE 30, 1996
                                                         --------------   -------------   -------------
                                                                         (IN THOUSANDS)
Net sales..............................................     $ 14,535         $16,892         $23,543
Gross profit...........................................       11,380          11,635          14,180
Income (loss) from operations..........................        1,775           2,186             (43)
Income (loss) before extraordinary item................          825           1,258          (1,673)
Extraordinary item.....................................           --          (2,973)             --
Net income (loss)......................................          825          (1,715)         (1,673)

                                  RISK FACTORS

     Prospective investors should carefully consider the factors set forth under "Risk Factors" in addition to the other information contained in this Prospectus.


     Operating Losses; No Assurance of Profitability; Liquidity. The Company has only recently recorded its first quarterly operating income. The Company reported net losses for its fiscal years ended June 30, 1994 and 1995 and for the nine months ended March 31, 1996 of $20.1 million, $18.5 million, and $18.0 million, respectively. In addition, the Company reported a net loss of $1.7
million for the three months ended June 30, 1996 and $          million for the
three months ended September 30, 1996. There can be no assurance that the Company will be profitable in any future period. The Company has historically experienced negative cash flow from operations. The net cash used in operating activities by the Company for its fiscal years ended June 30, 1994 and 1995 and for the nine months ended March 31, 1996 was $11.7 million, $8.2 million and $12.5 million, respectively. There can be no assurance that its operating activities will generate sufficient cash flow to meet the Company's needs in any future period. Except for the Company's $15.0 million revolving credit facility, which was fully utilized at October 17, 1996, the Company has no other financing commitments currently available to it. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Consolidated Financial Statements.


     The Company is highly leveraged. The Company currently has approximately $90 million in outstanding long-term debt of which $5.0 million of its outstanding $20.0 million term credit facility will be repaid and $15.0 million of its outstanding $15.0 million revolving credit facility will be reduced from the proceeds of this offering. The Company's stockholders' equity as of June 30, 1996 on a pro forma basis as adjusted for this offering will be approximately $64.3 million. The Company will be obligated to make debt service and principal payments on such debt in future periods. The Company's ability to service such debt will be dependent on its operating cash flow and such obligations could significantly strain the Company's liquidity and adversely affect the Company's ability to raise additional financing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements.

     Future Operating Results Dependent on Products. The future operating results of the Company will be dependent upon its ability to increase sales of its existing medical products and their continued acceptance by the medical community and third-party payors as useful and cost-effective. Historically, the Company has been highly dependent on the sale of vacuum erection devices for the treatment of male impotence. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The market for medical products is characterized by rapid technological change and product obsolescence. The Company's future operating results will also be dependent, therefore, upon the Company's ability to develop or acquire new products that are competitive in the markets it serves. Product acceptance will depend upon many factors, including the continued demonstration of the utility and cost-effectiveness of the Company's products, the maintenance of regulatory clearance in the United States and elsewhere and the continued availability of third-party reimbursement. Failure of one or more of the Company's products to continue to be accepted by the medical community or its inability to develop new products could have a material adverse effect on the Company. Substantially all of the Company's medical product sales are derived from medical products of companies that the Company acquired. There can be no assurance that the Company's medical products will be successfully marketed, that future products will be brought to market in a timely manner or that existing products will generate significant sales, the failure of any of which could have a material adverse effect on the Company's business, operating results or financial condition.

     Uncertainty Regarding Integration. The Company believes that it has substantially integrated the operations of Osbon, Advanced and Allstate with those of the Company, and it expects to complete the integration of Richard-Allan, which was acquired on August 14, 1996, during 1996. No assurance can be given that difficulties will not be encountered in integrating the operations of Richard-Allan with those of the Company or that the benefits expected from such integration will be realized. In addition, the Company will be subject to the risks that such recently acquired operations and future acquisitions will not perform as expected and that the earnings from such operations will not be sufficient to support the capital expenditures needed to develop such operations in conformity with the Company's strategy. Any delays or unexpected costs incurred in connection with such integration could have a material adverse effect on the Company's business, operating results or financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Management of Growth. Central to the Company's strategy is to identify and acquire businesses and product lines. Although the Company currently has no definitive agreements with respect to any such acquisitions, the Company actively seeks acquisition opportunities in the ordinary course of its business and from time to time enters into discussions and letters of intent with respect to possible acquisitions, certain of which could be material. The Company made four significant acquisitions of medical products companies during 1995 and acquired three additional companies and two product lines during the first eight months of 1996. As a result of those acquisitions, the Company has experienced rapid growth. The Company expects to continue to acquire additional products and companies in the future. The Company's growth has placed, and is expected to continue to place significant demands on its financial and management resources. There can be no assurance that the Company will be able to implement or sustain its acquisition strategy or that its strategy will ultimately prove profitable to the Company. In addition, the Company will likely be required to issue additional shares of Common Stock, incur additional debt or to use a portion of its cash balances, including the net proceeds of this offering, to make such future acquisitions. Issuances of stock in any such future acquisitions could be dilutive to future earnings per share.

     Reliance on Patents and Proprietary Rights. The success and future revenue growth of the Company will depend, in part, on its ability to operate without infringing on the rights of others both in the United States and abroad. The Company holds certain patent rights with respect to some of its medical products and has filed, and expects in the future to file, additional patent applications. The Company believes that some measure of patent protection with respect to its products will be required to allow it to compete with large medical products companies. There can be no assurance that the Company will continue to develop or acquire products or processes that are patentable or that patents applied for will be issued or that any patents issued to or licensed by the Company will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide it with competitive advantages. In addition, the Company could incur substantial costs in defending its proprietary rights. Although the Company believes that its patents are valid, there can be no assurance that the validity of any patent will be upheld if challenged. Further, there can be no assurances as to the breadth and degree of protection of these rights or that other companies will not independently develop products similar to the Company's products that will not infringe on its rights but will compete directly with its products. In addition, the laws of some foreign countries may not protect the Company's proprietary rights to the same extent as the laws of the United States.

     The patents or proprietary rights of others may have an adverse effect on the ability of the Company to do business in the future. The Company may be required to obtain licenses to patents or proprietary rights of other parties in order to produce and sell certain of their products. No assurance can be given that the Company's technology can be developed and commercialized without a license to such patents or proprietary rights or that any licenses required under any such patent or proprietary rights would be made available on terms acceptable to the Company, if at all. If the Company does not obtain or maintain such licenses, it could encounter delays in product introductions while it attempts to design around or contest the validity of such patents, or the Company could find that the development, manufacture or sale of products requiring such licenses could be foreclosed, any of which could have a material adverse effect on the Company. Furthermore there can be no assurance that competitors or potential competitors will not independently develop similar or alternative products to those of the Company, duplicate any of the Company's products or technologies, or design around the patented technologies developed by the Company or its licensors, any of which could have a material adverse effect on the Company's business, results of operations or financial condition.

     The Company also relies on trade secret law and confidentiality agreements with its employees, consultants and contractors to protect its unpatented proprietary technology and know-how. There can be no assurance that such confidentiality agreements will not be breached, that the Company would have adequate remedy for such breach, or that the Company's trade secrets will not otherwise become known through independent discovery by competitors. Moreover, in the absence of patent protection, the Company's business may be adversely affected by competitors who independently develop substantially equivalent technology. See "Business."

     Regulatory Matters. Most of the Company's medical products are subject to regulation by the Food and Drug Administration ("FDA") and comparable agencies in foreign countries. The process of receiving governmental approval may take a number of years and the expenditure of substantial resources. The Federal Food, Drug and Cosmetic Act, the Public Health Services Act and other federal statutes and regulations govern or influence the testing, manufacture, safety, labeling, storage, recordkeeping, approval, advertising and promotion of such products. Noncompliance with applicable requirements can result in fines, recall or seizure of products, total or partial suspension of production, refusal of the government to approve product license applications or to allow the Company to enter into supply contracts, and criminal prosecution. The FDA also has the authority to revoke product licenses and establishment licenses previously granted. Failure to comply with present or future regulatory requirements, or new information reflecting on the safety or effectiveness of an approved product, can lead the FDA to withdraw its approval to market a product. The Company incurs substantial costs in complying with regulatory requirements.


     The FDA requires that a manufacturer introducing a new medical device or a new indication for use of an existing medical device obtain either a 510(k) premarket notification clearance or a premarket approval ("PMA") prior to the market introduction. The 510(k) premarket notification clearance process is significantly quicker and less costly than the PMA process. Substantially all of the Company's FDA marketing clearances have been obtained through the FDA's 510(k) process; however, certain other products will require PMAs, including the Company's Relax(TM) product. The PMA process is significantly more complex and time consuming than the 510(k) notification process. The PMA process may take several years or longer and require the submission of extensive supporting data and clinical information. The Company believes that it is in material compliance with the FDA's 510(k) requirements for new and modified devices. The FDA has announced a program to review approvals (510(k)s and PMAs) for certain devices. There can be no assurance that upon any such review the FDA will agree with the Company's determination regarding its 510(k)s. If the FDA were to disallow a 510(k) marketing clearance for any device, the Company could be required to file appropriate applications, either 510(k) or PMA, with the FDA or to take the products in question off the market. If the FDA were to require suspension of the sale of one or more of the products pending receipt of 510(k) clearance or if the FDA were to refuse to grant 510(k) clearance, the Company's business, results of operations and financial condition could be materially and adversely affected. There can be no assurance that the Company will obtain timely regulatory approval for its future products, or that existing approvals will not be withdrawn. Moreover, regulatory approvals, if granted, may include significant limitations on the indicated uses for which a product may be marketed. There have been a number of proposals over the last several years that, if implemented, could have the effect of reducing, or curtailing increases in, Medicare and Medicaid reimbursement for medical products, and there has been increasing pressure from private payors to limit increases in healthcare costs. These proposals, if adopted, and increased pricing pressure from private payors could have a material adverse effect on the Company's business, results of operations or financial condition. See "Business -- Government Regulation."


     Competition. The markets in which the Company operates are very competitive and are characterized by rapidly evolving technology and product obsolescence. The Company believes that its ability to develop and commercialize new products and product enhancements is and will be critical to its continued growth. There are a substantial number of medical products companies and such companies could develop or offer products which would compete with those products which the Company currently markets or intends to market. Some of these companies have marketing and distribution capabilities, and many of them have capital resources and research and development staffs substantially greater than those of the Company. Moreover, it is reasonable to expect additional entrants into the field. Any of these companies could introduce competing products, which could cause a decline in sales or loss of market acceptance of existing or future products of the Company. In addition, increased competitive pressure could lead to intensified price-based competition that could materially adversely affect the Company's business, results of operations or financial condition. There can be no assurance that the Company will be able to compete successfully in the future. See "Business -- Competition."

     Dependence on Management. The success of the Company will depend on its ability to attract and retain highly qualified personnel. In particular, the loss of Charles A. Laverty, the Company's Chief Executive Officer, could have material adverse effect on the Company's business if a suitable replacement could not be found. UROHEALTH has an employment agreement with Mr. Laverty that provides for a three-year term expiring on April 1, 1999. The agreement automatically renews for additional three-year terms if not terminated by either party by prior notice. Mr. Laverty has agreed that for a period of 18 months after termination of his employment that he will not compete with the Company. The Company has "key person" insurance on the life of Mr. Laverty, however, there can be no assurance that such insurance would be sufficient to compensate the Company for his absence. There can be no assurance that the Company will be successful in attracting or retaining key personnel. See "Management."


     Warrants and Options; Potential Dilution and Adverse Impact on Additional Financing. As of October 17, 1996, the Company had outstanding options to employees and consultants to purchase an aggregate of 4,496,000 shares of Common Stock at a weighted average exercised price of $10.16 per share and 4,470,000 outstanding warrants issued in connection with financing transactions and bank lines of credit at a weighted average exercise price of $10.70 per share. In addition, in May and July 1996, the Company issued $50.0 million of the Company's 8.75% Convertible Subordinated Debentures due 2006 (the "Debentures") which are convertible into Common Stock of the Company at a conversion price of $11.00 per share. The holders of the Debentures would be entitled to receive 4,545,454 shares of Common Stock if such holders elected to convert all of the Debentures into Common Stock. To the extent that the outstanding options and warrants are exercised, or convertible securities are converted, dilution of the interests of the Company's stockholders may occur. The existence of such warrants, options and convertible securities may adversely affect the terms on which the Company can obtain additional financing, and the holders of such warrants, options and convertible securities can be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain additional capital by an offering of its unissued capital stock on terms more favorable to the Company than those provided by such warrants, options and convertible securities.



     Limitation on Use of Tax Net Operating Loss Carryovers. As of March 31, 1996, the Company had accumulated net operating loss carryovers for U.S. federal and state income tax purposes of approximately $42.0 million and $30.0 million, respectively. These loss carryovers would expire, if not previously utilized against income of the Company, in various years through 2011. The future income tax benefit of these losses has not been given recognition in the Consolidated Financial Statements. Under Section 382 of the United States Internal Revenue Code of 1986, as amended (the "Code"), and corresponding provisions of state tax law, certain "ownership changes" with respect to the stock of a corporation having unused net operating loss carryovers (a "loss corporation"), or with respect to the stock of its parent corporation, may result in annual limitations on utilizations of such loss carryovers against future income of the loss corporation. In connection with the acquisition of Osbon, an ownership change occurred for purposes of Section 382 of the Code, thereby subjecting the Company to annual limitations on its ability to offset its existing loss carryovers against its future income. In connection with this offering an additional ownership change may occur. The Company believes this additional ownership change will not reduce the December 29, 1995 Section 382 limitation. Therefore, the impact of this offering on the Company's Section 382 limitation as a result of the December 29, 1995 ownership change, should be immaterial.


     Rights Agreements; Anti-takeover Effects. The Company has adopted a Preferred Share Purchase Rights Plan, pursuant to a Rights Agreement dated as of May 20, 1993 (the "Rights Agreement"). The Rights Agreement provides for the type of plan commonly called a "poison pill." The Rights Agreement is intended to prevent abusive hostile takeover attempts. However, the Rights Agreement could have the effect of deterring or preventing an acquisition of UROHEALTH even if a majority of the Company's stockholders would be in favor of such acquisition, and could also have the effect of making it more difficult for a person or group to gain control of the Company or to change existing management.

     Products Liability Exposure. The medical products manufactured by the Company have from time to time become the subject of products liability litigation initiated by the patients using the products. In addition, as additional UROHEALTH products enter the market, UROHEALTH will be subject to an increased risk of products liability claims. While the Company believes that its products have been manufactured in accordance with industry standards, and believes it has maintained adequate products liability insurance coverage, any adverse claim or adverse publicity resulting from a claim could have a material adverse effect on the Company's business, results of operations or financial condition.


     Shares Eligible for Future Sale; Negative Effect on Market Price . Upon consummation of this offering and without regard to options and warrants to purchase, or securities convertible into, UROHEALTH stock, approximately 18,996,205 shares of UROHEALTH Common Stock will be outstanding. Of this amount, the 5,000,000 shares of Common Stock offered hereby and 10,650,144 shares of Common Stock outstanding, as of October 17, 1996, will be freely tradeable. The remaining 3,346,061 shares of Common Stock are "restricted securities" (the "Restricted Shares") under the Securities Act of 1933, as amended (the "Act"). None of the Restricted Shares can currently be sold pursuant to Rule 144 under the Act. Of the Restricted Shares 936,267 are subject to rights granted by the Company to the holders of those shares to register those shares under the Act. The Company and the Selling Stockholders and certain others owning in the aggregate approximately 7.3 million (after sales in this offering) shares of Common Stock have agreed not to sell, or to offer to sell, such shares in the market for a period of 120 days after the date of this Prospectus. See "Underwriting." Sales of substantial amounts of shares in the public market could adversely affect the market price of UROHEALTH Common Stock and adversely affect UROHEALTH's ability to raise additional capital in the capital markets at a time and price favorable to UROHEALTH.


     Volatility of Stock Price. The market price of the UROHEALTH Common Stock is subject to significant fluctuations in response to variations in quarterly operating results, general trends in the market for healthcare products, and other factors. In addition, broad market fluctuations as well as general economic or political conditions such as healthcare reform may adversely affect the market price of the UROHEALTH Common Stock, regardless of the Company's actual operating performance. The market price of the Company's Common Stock has historically been very volatile. See "Market Price of Common Stock and Dividends."

     Potential Tax Liability. In connection with the redomestication of the Company from Canada to the State of Delaware in July 1995, the Company has filed a final Canadian tax return reporting the "deemed sale" of assets of Davstar Industries Ltd. (the Canadian parent company). The Company anticipates that the Canadian tax authorities will review the tax status of the former entity, Davstar Industries Ltd., as a result of its redomestication from Canada to the United States and believes that all or at least a significant amount of any potential Canadian tax liability arising from the redomestication would be offset against the Company's Canadian loss carryforwards. However, the Canadian tax authorities could attempt to assign a greater value to the Company than used in the Company's estimates, which could result in some amount of Canadian tax that cannot be presently determined being assessed in a future period. No provision for any liability that may result from the ultimate resolution of this tax matter has been included in the accompanying consolidated financial statements.

     Absence of Dividends. The Company has never paid any cash dividends and does not anticipate paying cash dividends in the foreseeable future. In addition, the Company is restricted in its ability to pay dividends under outstanding credit facilities and preferred stock of a subsidiary of the Company. See "Price Range of Common Stock and Dividends."

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 2,500,000 shares of Common Stock offered by the Company hereby, after deducting estimated underwriting discounts and commissions and estimated expenses payable by the Company, are estimated to be $25.8 million ($33.8 million if the underwriters' over-allotment option is exercised in full). The Company intends to use $5.0 million of the net proceeds to reduce outstanding indebtedness under its $20.0 million term loan facility, $15.0 million to reduce outstanding indebtedness under its $15.0 million revolving credit facility and the balance of the net proceeds for general corporate purposes, including the possible acquisition of companies in the same or complementary lines of business. The indebtedness to be repaid has a final maturity of September 30, 2001 and had an interest rate of 8.75% as of June 30, 1996. Pending such uses, the net proceeds will be invested in investment-grade, short-term, interest-bearing securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     The Company is engaged in ongoing evaluations of and discussions with third parties regarding potential acquisitions and has from time to time considered, and may in the future consider, proposals with respect to potential acquisitions. The Company currently has no definitive agreements with respect to any such acquisitions.

     The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

                                 CAPITALIZATION

     The following table sets forth the Company's capitalization (i) at June 30, 1996; (ii) on a pro forma basis to reflect the Acquisitions and the sale by the Company of the Debentures and the completion of a $35.0 million bank financing of which $30.0 million of the proceeds were used in connection with the acquisition of Richard-Allan (collectively the "Financings"); and (iii) on a pro forma basis, as adjusted to reflect the issuance of the 2,500,000 shares of Common Stock to be sold by the Company in this offering and the application of the estimated net proceeds thereof. See "Use of Proceeds."


                                                                        JUNE 30, 1996
                                                          -----------------------------------------
                                                           ACTUAL      PRO FORMA     AS ADJUSTED(1)
                                                          --------     ---------     --------------
                                                                       (IN THOUSANDS)
Total debt..............................................  $ 35,418      $ 84,338        $ 64,338
                                                          ========      ========        ========
Stockholders' equity:
  Common Stock, $.001 par value; 50,000,000 shares
     authorized;
     14,355,000 shares of common stock issued and
     outstanding,
     16,437,000 shares on a pro forma basis, and
     18,937,000 shares as adjusted......................        14            16              19
  Additional paid-in capital............................    63,952        91,450         117,285
  Warrants..............................................     7,546         7,546           7,546
  Deficit...............................................   (65,892)      (65,892)        (66,635)(2)
  Foreign currency translation..........................       (88)          (88)            (88)
                                                          --------      --------        --------
     Total common stockholders' equity..................  $  5,532      $ 33,032        $ 58,127
                                                          ========      ========        ========
Total capitalization....................................  $ 40,950      $117,370        $122,465
                                                          ========      ========        ========


---------------

(1) Excludes shares issuable, if any, upon exercise of the underwriters' overallotment option. Also excludes 4,496,000 shares of Common Stock issuable upon exercise of employee and consultant options with a weighted average exercise price of $10.16 per share, 4,470,000 shares issuable upon exercise of warrants issued in connection with financing transactions and bank lines of credit with a weighted average exercise price of $10.70 per share and 4,545,454 shares issuable upon conversion of the Debentures with a conversion price of $11.00 per share.


(2) Includes adjustment relating to early retirement of debt costs.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     UROHEALTH's Common Stock is traded on the American Stock Exchange ("AMEX") under the symbol "URO." The following table sets forth the high and low closing sales prices per share for the periods indicated, as reported by AMEX. The information in the table has been adjusted to give effect to the one-for-three reverse stock split on December 29, 1995. For current price information, stockholders are encouraged to consult publicly available sources.


                                                                     HIGH       LOW
                                                                     ----       ---
        FISCAL 1995:
          First quarter............................................  $14 1/4    $ 9 3/16
          Second quarter...........................................  $12 3/4    $ 5 13/16
          Third quarter............................................  $11 5/8    $ 4 7/8
          Fourth quarter...........................................  $10 11/16  $ 8 1/4
        FISCAL 1996:
          First quarter............................................  $13 1/2    $ 9
          Second quarter...........................................  $12        $ 6 15/16
          Third quarter............................................  $13 1/8    $ 6 3/4
        FISCAL 1997:
          First quarter............................................  $15 7/8    $12 1/8
          Second quarter...........................................  $14 7/8    $10 5/8
          Third quarter (through October 17, 1996).................  $13 1/8    $11 1/4


     The Company has never paid cash dividends on its Common Stock and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain earnings, if any, to finance the anticipated growth of its business. In addition, the Company is restricted from paying cash dividends under the terms of its existing credit facility and is similarly limited under the terms of outstanding preferred stock of a subsidiary. See "Description of Capital Stock."

                        PRO FORMA FINANCIAL INFORMATION


     The following unaudited pro forma condensed combined financial statements are presented to reflect the acquisition of Richard-Allan, on August 14, 1996, the acquisition of Intermed, effective on June 1, 1996, and the acquisition of certain assets of O.R. Concepts effective June 5, 1996 (collectively the "Acquisitions"). These transactions were accounted for as purchases.


     The unaudited pro forma condensed combined financial statements and accompanying notes should be read in conjunction with the respective historical audited consolidated financial statements of UROHEALTH contained herein and the audited consolidated financial statements of Richard-Allan incorporated by reference herein.

     The pro forma condensed combined balance sheet as of June 30, 1996 has been prepared as if the Richard-Allan acquisition and the related financing occurred on that date. Additionally, the unaudited pro forma condensed combined balance sheet reflects the funding of the Company's private placement of $50.0 million of Debentures, which was completed in July 1996, as if it had occurred on June 30, 1996. The unaudited pro forma condensed combined statements of operations have been prepared as if the Acquisitions and the related financing occurred on July 1, 1995.

     The unaudited pro forma combined data are based on the separate consolidated financial statements of UROHEALTH, Richard-Allan, Intermed and O.R. Concepts giving effect to the transactions under the assumptions and adjustments outlined in the accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Statements. The pro forma adjustments are based upon available information and upon certain assumptions that UROHEALTH management believes are reasonable given the circumstances. The unaudited pro forma condensed combined results of operations for the three month period ended June 30, 1996 include the unaudited results of operations of Richard-Allan, Intermed and O.R. Concepts for such period. The unaudited pro forma condensed combined results of operations for the nine month fiscal period ended March 31, 1996 include the audited results of operations of Richard-Allan, and the unaudited results of operations of Intermed and O.R. Concepts for such period. The unaudited pro forma condensed combined financial statements are provided for comparative purposes only and are not necessarily indicative of the results that would have been obtained had the Acquisitions occurred on the dates indicated or that may be achieved in the future.


     The Company anticipates significant costs to be incurred in connection with the implementation of a plan of consolidation of the Richard-Allan and Intermed operations. The expenses associated with the restructuring and consolidation are estimated to total approximately $4.0 million, and an additional charge will be taken for incomplete research and development acquired in the Richard-Allan acquisition, which is preliminarily estimated at $25.5 million. These expenses have not been reflected in the unaudited pro forma condensed combined statements of operations. They were recorded as one-time charges in the quarter ended September 30, 1996.


     The Company expects to realize cost savings and efficiencies from the consolidation of the Richard-Allan and Intermed operations and the acquisition of the O.R. Concepts product line. The consolidations include the elimination of certain duplicative corporate and administrative expenses and the manufacture of previously purchased inventories. No assurance, however, can be given regarding the aggregate amount or the timing of cost savings to be achieved by the Company from the consolidation. Such cost savings have not been reflected in the unaudited pro forma condensed combined statement of operations.

     Shares used in the computation of earnings per common share give effect to the applicable exchange ratios for the Richard-Allan and Intermed acquisitions for the three months ended June 30, 1996 and the nine months ended March 31, 1996, presented in the unaudited pro forma condensed combined statement of operations.

                            UROHEALTH SYSTEMS, INC.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                 JUNE 30, 1996
                                 (IN THOUSANDS)

                                                                     SALE OF
                                                      RICHARD-     SUBORDINATED     PRO FORMA         TOTAL
                                        UROHEALTH      ALLAN       DEBENTURES      ADJUSTMENTS      PRO FORMA
                                        ---------     --------     -----------     -----------      ---------
Assets
  Current:
  Cash and equivalents................  $ 3,603        $   18        $15,700(g)      $ (2,648)(c)   $ 16,673
  Accounts receivable, net............   11,113         3,472             --               --         14,585
  Inventories.........................   10,971         1,141             --               --         12,112
  Prepaids and deposits...............    2,039           115             --               --          2,154
  Deferred debt issuance costs........      659            --             --               --            659
  Other...............................       24           510             --               --            534
                                        -------        ------        -------         --------       --------
         Total current assets.........   28,409         5,256         15,700           (2,648)        46,717
  Property and equipment, net.........    9,618         4,452             --            4,500 (b)     18,570
  Deferred debt issuance costs........    5,490            --             --            1,300 (a)      6,790
  Patents, net........................    4,581            --             --               --          4,581
  Deposits and other assets...........      867            80             --               --            947
  Goodwill............................    7,240            --             --           52,904 (b)     60,144
  Investment in Richard-Allan.........       --            --             --           60,000 (a)         --
                                                                                      (60,000)(b)
                                        -------        ------        -------         --------       --------
         Total assets.................  $56,205        $9,788        $15,700         $ 56,056       $137,749
                                        =======        ======        =======         ========       ========
Liabilities
  Current:
  Accounts payable and accrued
    expenses..........................  $10,298        $3,445        $    --         $    800 (a)   $ 14,543
  Accrued compensation................    2,141           879             --               --          3,020
  Restructuring accrual...............      645            --             --               --            645
  Revolving line of credit............       --            --             --           10,000 (a)     10,000
  Current portion of notes payable and
    capital leases....................      872           220             --               --          1,092
                                        -------        ------        -------         --------       --------
         Total current liabilities....   13,956         4,544             --           10,800         29,300
  Long-term liabilities:
  Notes payable.......................       65         2,648             --           20,000 (a)     23,065
                                                                                        3,000 (a)
                                                                                       (2,648)(c)
  Capital leases......................      181            --             --               --            181
  Other liabilities...................      284            --             --               --            284
  Restructuring, less current
    portion...........................      797            --             --               --            797
  Minority interest...................    1,090            --             --               --          1,090
  Convertible subordinated
    debentures........................   34,300            --         15,700(g)            --         50,000
Common stockholders' equity:
  Preferred stock.....................       --            38             --              (38)(b)        --
  Common stock........................       14             5             --                2 (a)         16
                                                                                           (5)(b)
  Warrants............................    7,546            --             --               --          7,546
  Additional paid-in capital..........   63,952            --             --           27,498 (a)     91,450
  Treasury stock......................       --           (63)            --               63 (b)         --
  Retained earnings (deficit).........  (65,892)        2,597             --           (2,597)(b)    (65,892)
  Foreign currency translation........      (88)           19             --              (19)(b)        (88)
                                        -------        ------        -------         --------       --------
  Total common stockholders' equity...    5,532         2,596             --           24,904         33,032
                                        -------        ------        -------         --------       --------
  Total liabilities and stockholders'
    equity............................  $56,205        $9,788        $15,700         $ 56,056       $137,749
                                        =======        ======        =======         ========       ========

                            UROHEALTH SYSTEMS, INC.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                    FOR THE THREE MONTHS ENDED JUNE 30, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                 O.R.
                                                               CONCEPTS
                                                   RICHARD-      AND        PRO FORMA         TOTAL
                                      UROHEALTH     ALLAN      INTERMED    ADJUSTMENTS      PRO FORMA
                                      ---------    --------    --------    -----------      ---------
Net sales...........................   $16,892     $  5,766    $    885      $    --         $23,543
Cost of sales.......................     5,257        3,122         984           --           9,363
                                       -------      -------      ------      -------         -------
Gross profit........................    11,635        2,644         (99)          --          14,180
Operating expenses:
  Selling, general and
     administrative.................     9,106        2,860         982          572(e)       13,520
  Research and development..........       343          360          --           --             703
                                       -------      -------      ------      -------         -------
                                         9,449        3,220         982          572          14,223
                                       -------      -------      ------      -------         -------
Income (loss) from operations.......     2,186         (576)     (1,081)        (572)            (43)
Other income (expense):
  Minority interest.................       (18)          --          --           --             (18)
  Interest income...................        51           --          --           --              51
  Interest expense..................      (961)         (80)         (2)        (743)(d)      (1,786)
  Other.............................        --           --         (11)          --             (11)
                                       -------      -------      ------      -------         -------
Income (loss) before taxes and
  extraordinary item................     1,258         (656)     (1,094)      (1,315)         (1,807)
Income tax expense (benefit)........        --         (134)         --           --(f)         (134)
                                       -------      -------      ------      -------         -------
Income (loss) before extraordinary
  item..............................   $ 1,258     $   (522)   $ (1,094)     $(1,315)        $(1,673)
                                       =======      =======      ======      =======         =======
Earnings per share:
  Income (loss) before extraordinary
     item...........................   $ 1,258                                               $(1,673)
  Dividends and accretion on
     redeemable convertible
     preferred stock................      (103)                                                 (103)
                                       -------                                               -------
  Income (loss) before extraordinary
     item attributable to common
     stockholders...................   $ 1,155                                               $(1,776)
                                       =======                                               =======
  Income (loss) per share before
     extraordinary item attributable
     to common stockholders.........   $  0.09                                               $ (0.11)
                                       =======                                               =======
Weighted average number of
  shares(h).........................    13,442                                                15,673
                                       =======                                               =======

                            UROHEALTH SYSTEMS, INC.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                    FOR THE NINE MONTHS ENDED MARCH 31, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                 O.R.
                                                               CONCEPTS
                                                   RICHARD-      AND        PRO FORMA         TOTAL
                                      UROHEALTH     ALLAN      INTERMED    ADJUSTMENTS      PRO FORMA
                                      ---------    --------    --------    -----------      ---------
Net sales...........................  $ 39,641     $ 15,705      $4,354      $    --         $ 59,700
Cost of sales.......................    12,896        8,195       2,509           --           23,600
                                      --------     --------      ------      -------         --------
Gross profit........................    26,745        7,510       1,845           --           36,100
Operating expenses:
  Selling, general and
     administrative.................    32,218        7,450       1,378        1,717 (e)       42,763
  Research and development..........     1,324          765           3           --            2,092
  Restructuring charges.............     5,456           --          --           --            5,456
  Direct acquisition costs..........     4,232           --          --           --            4,232
                                      --------     --------      ------      -------         --------
                                        43,230        8,215       1,381        1,717           54,543
                                      --------     --------      ------      -------         --------
Income (loss) from operations.......   (16,485)        (705)        464       (1,717)         (18,443)
Other income (expense):
  Minority interest.................       (55)          --          --           --              (55)
  Interest income...................        23           42          --           --               65
  Interest expense..................    (1,002)        (183)        (14)      (2,229)(d)       (3,428)
Other...............................       (48)          (9)         --           --              (57)
                                      --------     --------      ------      -------         --------
Income (loss) before taxes and
  extraordinary item................   (17,567)        (855)        450       (3,946)         (21,918)
Income tax expense (benefit)........       431         (376)         --           -- (f)           55
                                      --------     --------      ------      -------          -------
Income (loss) before extraordinary
  item..............................  $(17,998)    $   (479)     $  450      $(3,946)        $(21,973)
                                      ========     ========      ======      =======         ========
Earnings per share:
  Income (loss) before extraordinary
     item...........................  $(17,998)                                              $(21,973)
  Dividends and accretion on
     redeemable convertible
     preferred stock................      (579)                                                  (579)
                                      --------                                               --------
  Income (loss) before extraordinary
     item attributable to common
     stockholders...................  $(18,577)                                              $(22,552)
                                      ========                                               ========
  Income (loss) per share before
     extraordinary item attributable
     to common stockholders.........  $  (1.50 )                                             $  (1.55)
                                      ========                                               ========
Weighted average number of
  shares(h).........................    12,344                                                 14,575
                                      ========                                               ========

                            UROHEALTH SYSTEMS, INC.

      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.  ACQUISITIONS

  Acquisition of Richard-Allan Medical Industries, Inc.


     On July 5, 1996, UROHEALTH entered into an agreement to acquire all of the outstanding capital stock of Richard-Allan in exchange for $27.5 million in cash and 2,081,916 shares of UROHEALTH Common Stock. In addition, the Company agreed to acquire the real estate on which the Richard-Allan facility is located from a partnership for $1.5 million of cash and a $3.0 million note. The acquisition was accounted for as a purchase and has been recorded based upon available information and upon certain assumptions that the Company believes are reasonable in the circumstances. The purchase price has been allocated to the acquired assets and liabilities based on a preliminary determination of their respective fair values.


     The Company is continuing to evaluate the value of acquired incomplete research and development incident to this acquisition. The evaluation includes, among other factors, the stage of development of each product, the time and resources needed to complete each product, expected income and associated risks (including the inherent difficulties and uncertainties in developing and manufacturing new products and potential alternative surgical procedures in future target markets). The Company has estimated a one-time non-cash charge to earnings of approximately $25.5 million for incomplete research and development related to the acquired company that does not have alternative future use. No such charge has been recognized in the pro forma financial information herein.

  Acquisition of The Intermed Group, Inc.

     On July 1, 1996, UROHEALTH acquired Intermed pursuant to the terms of the Agreement and Plan of Merger dated as of June 1, 1996. Under the terms of the agreement, each outstanding share of common stock of Intermed was converted into the right to receive .1242575 shares of UROHEALTH Common Stock, plus cash in the amount of $1.21. Upon consummation of the merger, approximately 149,306 shares of UROHEALTH Common Stock (with a value of $2.05 million) were issued and cash of $1.46 million was paid in exchange for all of the outstanding shares of Intermed common stock. Direct acquisition costs incurred related to the transaction were $400,000. The cash portion of the purchase price was funded using a portion of the proceeds from the sale of the Debentures. The purchase price has been allocated to the acquired assets and liabilities based on a preliminary determination of their respective fair values. It was determined by the Company that the acquired identifiable tangible and intangible assets had a value of $1.18 million and assumed liabilities had a value of $1.61 million.

  Acquisition of Certain Assets of O.R. Concepts, Inc.

     On June 5, 1996, UROHEALTH acquired certain assets of O.R. Concepts pursuant to an Asset Purchase Agreement dated June 5, 1996 among UROHEALTH, O.R. Concepts and Vital Signs, Inc., a New Jersey Corporation. The purchase price for the acquired assets was $2.8 million, payable in cash upon the closing of the transaction. The purchase price was funded using a portion of the proceeds from the sale of the Debentures. The purchase price has been allocated to the acquired assets and liabilities based on a preliminary determination of their respective fair values. It was determined by the Company that the acquired identifiable tangible and intangible assets had a value of $273,000 (net of a $291,000 write-down of certain acquired inventory, reflected as a charge to cost of sales during the three months ended June 30, 1996) and that the assumed liabilities had a value of $20,000.

     The historical amounts included in the accompanying pro forma condensed financial statements as of March 31, 1996 and for the nine months then ended reflect the financial position and results of operations of UROHEALTH prior to the Acquisitions.

        (a) The total purchase price of the Richard-Allan acquisition, including direct acquisition costs and the cost of the related real estate, of $60,000,000 was determined as follows:


             Issuance of 2,081,916 shares of UROHEALTH Common Stock
              at $13.21 per share...................................   $27,500,000
             Cash...................................................    29,000,000
             Note payable...........................................     3,000,000
             Direct acquisition costs...............................       500,000
                                                                       -----------
                                                                       $60,000,000
                                                                       ===========


             The cash and direct acquisition cost portions of the purchase price were financed with $30.0 million of borrowings under a new $35.0 million bank credit facility that consists of a $20.0 million term loan and a $15.0 million revolving line of credit. The remaining amounts under the new bank credit facility are available for general corporate purposes. The Company incurred $1.3 million of costs in connection with establishment of the new bank credit facility that will be treated as deferred debt issuance costs.

        (b) Allocation of the purchase price of $60,000,000 based on the Company's estimate of the fair market value of assets acquired and liabilities assumed results in the following:

             Net assets at historical amounts.......................   $ 2,596,000
             Land and building......................................     4,500,000
             Costs in excess of net assets acquired.................    52,904,000
                                                                       -----------
                                                                       $60,000,000
                                                                       ===========

        (c) Repayment of Richard-Allan line of credit upon funding of new bank credit facility.

        (d) Interest on funds used and additional debt assumed to effect the Acquisitions including the new bank credit facility ($30.0 million), assumed note payable ($3.0 million), and internal funds (approximately $1 million) at an estimated composite interest rate of 8.75%.

        (e) Amortization of costs in excess of book value of assets acquired in the Intermed ($4,348,000) and Richard-Allan transactions. Costs in excess of net assets acquired are amortized over 25 years.

        (f) No income tax effect has been provided for the pro forma adjustments since UROHEALTH's historical operations for the period would not permit any additional income tax benefit to be recognized.

2.  SALE OF SUBORDINATED CONVERTIBLE DEBENTURES

        (g) On May 3, 1996, the Company entered into an agreement to sell $50.0 million of the Debentures in a private placement. The Company sold the Debentures as follows: $19.4 million on May 13, 1996, $14.9 million on May 17, 1996, and $15.7 million on July 9, 1996, which has been reflected as a pro forma adjustment in the unaudited pro forma condensed combined balance sheet as of June 30, 1996. These borrowings resulted in aggregate net proceeds of approximately $45.0 million, net of debt issuance costs. The Company used $16.5 million of the proceeds to repay amounts outstanding under a revolving line of credit and a bank note. In connection with the debt extinguishments the Company incurred expenses of approximately $3 million during the three month period ended June 30, 1996 which have been accounted for as extraordinary charges and therefore excluded from the unaudited pro forma condensed combined statement of operations for such period pursuant to SEC regulations. This amount is reflected as a reduction of retained earnings in the unaudited pro forma condensed combined balance sheet.

3.  PER SHARE CALCULATIONS

        (h) The aggregate weighted average common share amounts represent the weighted average common shares of UROHEALTH plus the number of shares issued for Richard-Allan and Intermed. Common stock equivalents have not been included in the calculation as they are anti-dilutive.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data of the Company has been derived from the financial statements of UROHEALTH which have been prepared in accordance with United States generally accepted accounting principles ("GAAP") and includes the statements of operations and balance sheet data for Osbon, Advanced, Dacomed and Allstate which acquisitions were accounted for as pooling-of-interests transactions. The selected consolidated financial data for the Company as of March 31, 1996 and for the nine months ended March 31, 1996 and as of June 30, 1995 and for the year ended June 30, 1995 are derived from the consolidated financial statements of UROHEALTH which have been audited by Ernst & Young LLP, independent auditors. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information included or incorporated by reference herein. The financial statements as of June 30, 1994 and for the year then ended have been derived from financial statements audited by other auditors. The selected consolidated financial data set forth below for the years ended June 30, 1992 and 1993 and as of June 30, 1992 and 1993 are derived from audited financial statements not included or incorporated by reference herein. The financial data for the three months ended June 30, 1995 and 1996 is derived from the unaudited financial statements of UROHEALTH, which contain all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the results of operations for such periods. The operating results of UROHEALTH for the three months ended June 30, 1995 and 1996 are not necessarily indicative of the results that may be expected for the full fiscal year. In addition, the selected financial data presented below does not include statement of operations or balance sheet data for Richard-Allan which was acquired on August 14, 1996 and does not include restructuring charges and write-downs of incomplete research and development, which are anticipated to be recorded in connection with this acquisition. See "Pro Forma Financial Information." The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of UROHEALTH included elsewhere herein.


                                                                                      NINE MONTHS ENDED       THREE MONTHS ENDED
                                               YEAR ENDED JUNE 30,                        MARCH 31,                JUNE 30,
                                  ---------------------------------------------     ---------------------     -------------------
                                   1992        1993         1994         1995         1995         1996        1995        1996
                                  -------     -------     --------     --------     --------     --------     -------     -------
                                                           (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)
STATEMENTS OF OPERATIONS DATA:
  Net sales.....................  $26,797     $32,565     $ 37,828     $ 45,453     $ 32,746     $ 39,641     $12,983     $16,892
  Gross profit..................   16,424      19,960       23,835       29,294       21,651       26,745       8,709      11,635
  Restructuring, direct
    acquisition and other
    costs(1)....................       --         563        1,000        2,351        1,320        9,688         731          --
  Income (loss) from
    operations..................  $(3,533)    $(9,535)    $(19,437)    $(17,007)    $(14,469)    $(16,485)    $(2,196)    $ 2,186
  Income (loss) before
    extraordinary items.........   (4,026)     (9,985)     (20,127)     (18,506)     (15,488)     (17,998)     (2,695)      1,258
  Extraordinary items...........       --          --           --           --           --           --          --      (2,973)
  Net loss......................  $(4,026)    $(9,985)    $(20,127)    $(18,506)    $(15,488)    $(17,998)    $(2,695)    $(1,715)
  Loss per share................  $ (0.40)    $ (0.88)    $  (1.77)    $  (1.52)    $  (1.28)    $  (1.50)    $ (0.24)    $ (0.14)

                                                                    JUNE 30,
                                                  ---------------------------------------------     MARCH 31,     JUNE 30,
                                                   1992          1993        1994        1995         1996          1996
                                                  -------       -------     -------     -------     ---------     --------
                                                                (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)
BALANCE SHEET DATA:
  Cash and equivalents..........................  $ 7,564       $ 5,070     $ 3,009     $ 1,051      $ 1,185      $ 3,603
  Working capital (deficit).....................  $16,974       $14,330     $ 8,345     $ 4,043      $(3,728)     $14,453
  Total assets..................................  $28,177       $28,686     $25,075     $26,174      $27,835      $56,205
  Long-term liabilities, minority interest in
    subsidiary redeemable preferred stock, and
    convertible subordinated debentures.........  $   125       $ 1,292     $ 3,386     $ 5,219      $13,771      $36,717
  Common stockholders' equity (deficit).........  $22,964(2)    $20,188     $14,342     $10,538      $(6,190)     $ 5,532

---------------
(1) Includes restructuring charges, direct acquisition costs and settlement of litigation.

(2) Amount shown includes the sale of 1,378,500 units consisting of common stock and warrants providing net proceeds to the Company of approximately $9.7 million.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

BACKGROUND

     Since October 1994, the Company has been transformed from a research and development Company into a fully-integrated medical products company which leverages a direct sales force of 140 people, integrated manufacturing facilities and an experienced management team. As part of its growth strategy, the Company has acquired seven medical products companies and two product lines. Prior to July 1995, the Company operated primarily as a research and development company and most of its sales came from the plastics business of Gates Plastics, a wholly owned subsidiary. The income generated from the Gates business was offset by expenses associated with the Company's effort to introduce proprietary medical products into the urology marketplace.

     The mergers of Dacomed and Allstate were completed on July 28, 1995 and the acquisitions of Osbon and Advanced closed on December 29, 1995. The operations of the Company are presented on a combined basis historically, as these transactions were all accounted for as pooling of interests. Each of these acquired companies became a wholly owned subsidiary of UROHEALTH. On May 22, 1996, the Company acquired Endoscopic Imaging Systems, Inc. and on June 1, 1996 and June 5, 1996 the Company acquired Intermed and the minimally invasive surgery product lines of O.R. Concepts, respectively. All three of these transactions were accounted for as purchases and are included in the Company's financials as of the date of the acquisitions. Subsequent to June 30, 1996, the Company acquired Richard-Allan. This acquisition was also accounted for as a purchase, therefore, the results from Richard-Allan will be included commencing August 14, 1996, the date the acquisition closed.


     Prior to March 31, 1996, the combined operations of the Company for the periods discussed below did not generate positive operating income. The Company has recorded significant restructuring charges and direct acquisition costs related to the acquisitions described above (excluding Richard-Allan) which have adversely impacted operating results during those periods. The restructuring charges related primarily to personnel reduction costs and facility reduction costs, as well as write-downs of acquired assets to their estimated net realizable value. The Company has realized cost savings and efficiencies from consolidating its acquisitions to date and management expects to realize additional future cost savings related to such consolidation efforts. The Company has announced a one-time charge of approximately $25.5 million to write-down purchased incomplete research and development costs associated with the acquisition of Richard-Allan. The Company also announced that in conjunction with the Richard-Allan, Intermed, O.R. Concepts and X-Med transactions, it expects to incur approximately $4.0 million in one-time restructuring charges relating to the closure of certain duplicative manufacturing facilities, and the elimination of certain duplicative general and administrative costs and other redundancies. Both charges were taken in the quarter ended September 30, 1996. Management will continue to review methods of improving the profitability of the Company, as well as to pursue other acquisition candidates. As a result of the acquisitions the Company has made and the restructuring plans implemented, management does not believe that the historical financial performance is indicative of future financial performance of the Company.


     In 1996, the Company changed its fiscal year end from June 30 to March 31, therefore, the following discussion compares the nine month transition period ending March 31, 1996 to the corresponding period of the prior year.

THREE MONTHS ENDED JUNE 30, 1996 COMPARED TO THREE MONTHS ENDED JUNE 30, 1995


     Net Sales. For the quarter ended June 30, 1996, net sales of $16.9 million were $3.9 million or 30% higher than sales of $13.0 million for the same period in 1995. This increase was largely due to higher sales of the Company's impotence products which increased $3.8 million or 39% to $13.6 million, and the release of the Company's EndoView(TM) product which generated sales of $726,000 during the month ended June 30, 1996.

     Gross Profit. For the quarter ended June 30, 1996, gross profit increased $2.9 million or 34% over the same period in 1995. The gross margin increased from 67% to 69% for the quarter ended June 30, 1996 largely due to sales growth in the Company's higher margin impotence product line.

     Selling, General and Administrative. Selling, general and administrative expenses for the quarter ended June 30, 1996 decreased $367,000 or 4% over the same period in 1995. The Company closed two facilities in January 1996 which contributed to administrative cost savings during the quarter ended June 30, 1996.

     Research and Development. Research and development costs for the quarter ended June 30, 1996 decreased $358,000 or 51% over the same period in 1995 as a result of the Company's decision to narrow the focus of such efforts, and to adopt a program of actively acquiring or licensing developed technology.

     Interest Expense. Interest expense for the quarter ended June 30, 1996 increased $825,000 or 607% over the same period in 1995, primarily due to increased borrowings on term loans, lines of credit and the issuance of the Debentures.

NINE MONTHS ENDED MARCH 31, 1996 COMPARED TO NINE MONTHS ENDED MARCH 31, 1995

     Net Sales. Net sales during the nine months ended March 31, 1996 ("fiscal 1996" or "1996") increased $6.9 million or 21% over the nine months ended March 31, 1995 ("1995") primarily due to an increase in sales of the Company's urological products. The Company's vacuum erection devices accounted for 56% and 58% of sales for 1996 and 1995, respectively. The Company continued to increase its direct sales force and maintained an aggressive advertising campaign, contributing to the sales growth.

     Gross Profit. Gross profit during 1996 increased $5.1 million or 24% over the same period in 1995. The gross margin was 67% in 1996 and 66% in 1995. There were no significant changes in the Company's product mix or product pricing between periods. The Company closed two facilities in 1996 and improved operating efficiencies, the effect of which was primarily realized in the last quarter of fiscal 1996.

     Selling, General and Administrative. Selling, general and administrative expenses during 1996 increased $6.0 million or 23% over the same period in 1995. This increase was primarily due to increases in sales and marketing expenses as the Company continued to build a sales organization. Also, general and administrative costs increased due to the addition of key management personnel and expenses associated with the integration of its four operating locations.

     Research and Development. Research and development expenses during 1996 decreased $7.3 million or 85% in 1996 over the same period in 1995. In connection with the acquisition of Laparomed Corporation on July 27, 1994, the Company expensed $5.3 million of purchased research and development. The Laparomed Corporation acquisition has been accounted for as purchase with a purchase price of approximately $7 million. Overall, the decline in research and development costs is a result of the Company's decision to narrow the focus of such efforts, and to adopt a program of actively acquiring or licensing developed technology.

     Restructuring Charges. In December 1995, the Company implemented a restructuring plan to consolidate redundant facilities and reduce personnel resulting from the mergers with Dacomed, Osbon and Advanced. Under the plan, the Company has eliminated approximately 70 manufacturing, engineering and administrative personnel and closed all operations at two acquired facilities. The estimated cost associated with each component of this restructuring plan and the cash and non-cash charges incurred during fiscal 1996 are summarized in the table below. Non-cash charges consist of the write-down of existing assets to their estimated net realizable value. The remaining restructuring accrual at March 31, 1996 relates primarily to terminated employee severance and facility lease obligations, which are expected to be paid in cash. Although subject to future adjustment, management of the Company believes that restructuring reserves as of March 31, 1996 are adequate to complete the restructuring.

                                   BEGINNING                                                      BALANCE AT
                                 RESTRUCTURING     NON-CASH       CASH                             MARCH 31,
                                    ACCRUAL         CHARGES     CHARGES     RECLASSIFICATIONS        1996
                                 --------------    ---------    --------    ------------------    -----------
                                                                (IN THOUSANDS)
    Personnel reduction
      costs....................      $2,620         $   --       $1,171            $(730)            $  719
    Facility reduction costs...       2,836          1,187        1,258              730              1,121
                                     ------         ------       ------            -----             ------
                                     $5,456         $1,187       $2,429            $  --             $1,840
                                     ======         ======       ======            =====             ======

     Direct Acquisition Costs. Merger and acquisition costs during 1996 increased $3.4 million or 397% over the same period in 1995. The results of operations in 1996 reflect additional transaction costs of $3.4 million related to the Company's mergers with Osbon and Advanced. Merger and transaction costs of $800,000 related to the Dacomed merger have been presented in both the 1996 and 1995 periods. These transaction costs include expenses related to broker and other professional fees.

     Interest Expense. Interest expense during 1996 increased by approximately $1.0 million or 665% over the same period in 1995, primarily due to the issuance of the Debentures as well as increased borrowings under term loans and lines of credit.

YEAR ENDED JUNE 30, 1995 COMPARED TO YEAR ENDED JUNE 30, 1994

     Net Sales. Net sales during the year ended June 30, 1995 ("fiscal 1995") increased $7.6 million or 20% over fiscal 1994 primarily due to an increase in sales of the Company's urological products. The Company's vacuum erection devices accounted for 57% and 55% of sales in fiscal 1995 and fiscal 1994, respectively. The addition of direct sales people and an aggressive advertising campaign contributed to the sales growth.

     Gross Profit. Gross profit during fiscal 1995 increased $5.4 million or 23% over fiscal 1994. The gross margin was 64% in fiscal 1995 and 63% in fiscal 1994. There were no significant changes in the Company's product mix or product pricing between periods.

     Selling, General and Administrative. Selling, general and administrative expenses during fiscal 1995 increased $2.6 million or 8% over fiscal 1994. The increase was due to the addition of direct sales people and pursuing an aggressive advertising campaign. A decrease in bad debt expenses of approximately $270,000 during fiscal 1995 offset this increase.

     Research and Development. Research and development expenses during fiscal 1995 decreased $665,000 or 7% over fiscal 1994. The reduction was due to decreased research and development related to introduction of a new female incontinence system.

     Restructuring Charges. During fiscal 1995, the Company hired a new senior management team which adopted and implemented a restructuring plan (the "Plan") under which it refocused the Company's strategic direction. Under the Plan, the Company terminated or amended certain distribution, consulting and employment agreements. Accordingly, the consolidated statement of operations reflects a charge of $1.2 million to terminate or restructure these agreements under the Plan. The components of the restructuring charges include a provision to discontinue the distribution of the Adzorbstar(TM) product line of $360,000, termination agreements which include indemnification costs of former employees for legal fees associated with an SEC investigation of $250,000, termination of certain other consulting and distributor agreements of $50,000, and the amendment and settlement of certain claims under the employment agreement with the former Chief Executive Officer of $540,000. All significant restructuring charges were paid in cash during the 1995 calendar year.

     Direct Acquisition Costs. Direct acquisition costs during fiscal 1995 totalled approximately $851,000. These costs were directly attributable to the expenses incurred by the Company in connection with the Dacomed and Allstate mergers.

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY

     Expenses related to minority interest were $78,000 and $55,000 during fiscal 1995 and 1996, respectively. Such expenses consist of 7% dividends payable to stockholders of preferred stock of a subsidiary of the Company.

LIQUIDITY AND CAPITAL RESOURCES


     Through September 1996, the Company's operations have been funded by the sale of equity securities in both public and private offerings, and debt financing. The Company had working capital of approximately $14.5 million at June 30, 1996. On May 3, 1996, the Company entered into a $50.0 million securities purchase agreement, under which the Company received net proceeds of approximately $45.2 million, from the sale of the Debentures. The final closing on approximately $15.7 million of Debentures occurred on July 9, 1996. The Debentures are convertible into Common Stock of the Company at $11.00 per share. Through June 30, 1996, the Company had used approximately $30.3 million of the net proceeds for the repayment of previous debt obligations, to complete two business acquisitions and to finance the Company's operations.


     To finance the cash portion of the Richard-Allan acquisition (which was completed on August 14, 1996), the Company obtained a $35.0 million bank credit facility. The facility consists of a $20.0 million term loan and a $15.0 million revolving line of credit. The credit facility is secured by substantially all the assets of the Company. Additionally, the Company is required to meet certain financial covenants.

     Approximately $600,000 of the Company's restructuring charges (primarily severance costs) are projected to be paid in cash over the next twelve months. The long-term portion consists of redundant facility lease costs to be paid out through 2003 and severance costs to be paid out over the next two years.

     The Company's business strategy includes efforts to expand business operations through the acquisition of new products, product lines and businesses. The Company will use a portion of its cash balances or future debt or equity financings, possibly including proceeds from this offering, to make such future acquisitions. Currently, the Company is evaluating several business acquisitions whose purchase price could be paid in cash, stock or debt.

                                    BUSINESS

OVERVIEW

     UROHEALTH is a developer, manufacturer and distributor of products for the minimally invasive and general surgery, urology, and gynecology markets (the "Target Markets"). In October 1994, under the leadership of new management, the Company adopted and began to implement a strategic plan which took advantage of consolidation opportunities in the highly fragmented medical products industry. Management's strategy was to position the Company to benefit from the competitive advantages and operating efficiencies inherent in an infrastructure which combines an experienced management team and sophisticated manufacturing facilities with a large direct sales force. As an important component of its strategy, the Company began to acquire and develop a broad offering of products for health care professionals and their patients suffering from impotence, incontinence and other gynecological and urological problems, or other conditions requiring minimally invasive and general surgery. At the same time, the Company integrated the acquired product lines and companies into its operations.

     Since October 1994, the Company has acquired seven medical product companies as well as two product lines as part of its strategy.


             ACQUISITION               DATE ACQUIRED             PRODUCTS ACQUIRED
-------------------------------------  -------------   -------------------------------------
MIS AND GENERAL SURGERY(1)
Richard-Allan........................  August 1996     Broad product line of surgical
                                                       instruments and devices, including
                                                       the Reflex(R) AEC35(TM)
X-Med(2).............................  August 1996     Minimally invasive surgery products
O.R. Concepts(2).....................  June 1996       Minimally invasive surgery
                                                       accessories
Advanced Surgical....................  December 1995   Minimally invasive surgery
                                                       instruments
UROLOGY
Osbon................................  December 1995   Vacuum erection devices
Dacomed..............................  July 1995       Products for treatment and diagnosis
                                                       of impotence
VISUALIZATION(3)
Endoscopic Imaging...................  May 1996        Acquired selected technology for
                                                       EndoView(TM) product
INCONTINENCE(1)
Intermed.............................  June 1996       Incontinence products
Advanced.............................  December 1995   RelaX(TM) - female valved catheter
                                                       system under development
Allstate.............................  July 1995       Reusable diapers and related
                                                       incontinence products


---------------
(1) These products are used for, among other uses, gynecological applications.
(2) Certain product lines were acquired.
(3) The Company currently markets its visualization products to several of its Target Markets.


     As a result of its growth strategy, the Company believes that it has developed well-established and integrated urology and minimally invasive and general surgery platforms and that it is well-positioned further to acquire and develop new product lines to enable it to become a leader in each of its Target Markets. The Company believes that it has in place the infrastructure to integrate the operations of acquired companies with those of its own to achieve operating and marketing efficiencies. As a result of its strategy, the Company has increased sales from $4.3 million for the year ended June 30, 1994 (prior to giving effect to its acquisitions) to

$59.7 million (on a pro forma basis) for the nine months ended March 31, 1996. The Company reported operating income on a consolidated basis in the three months ended March 31, 1996, June 30, 1996 and September 30, 1996.


GROWTH STRATEGY

     The Company's strategy is to: (i) offer a broad range of products to its growing Target Markets; (ii) leverage its 140-person direct sales force to increase sales of its existing, newly acquired and recently developed minimally invasive and general surgery, urology and gynecology products; (iii) capitalize on efficiencies and synergies by consolidating manufacturing of existing and acquired products into the Company's manufacturing operations in Costa Mesa, California and Richland, Michigan; (iv) continue to acquire and develop additional innovative products and product lines which are complementary to the Company's existing products; and (v) develop and expand an international sales and marketing presence to capitalize on opportunities it identifies in selected developed countries.

     The Company believes that its acquisition and product development strategy has been successful in building a broad selection of medical products and combining companies and product lines that can capitalize on the manufacturing and distribution capabilities of UROHEALTH. In the urology market, the Company acquired Dacomed which offered a line of high-quality products designed to diagnose and treat male impotence, but which lacked manufacturing and marketing expertise and an effective distribution channel. The Company then acquired Osbon which was the market leader in vacuum erection devices for the treatment of male impotence primarily on the strength of Osbon's sales force. The Company relocated Dacomed manufacturing operations to its Costa Mesa, California manufacturing facility and began to market and sell the Dacomed products through the Osbon distribution channel. As a result of the combination, the Dacomed products were marketed through an established distribution channel and the Osbon sales force had a broader product line to offer their customers.

     To expand its presence in the market for minimally invasive and general surgery products, the Company acquired Advanced which had a pipeline of potential products but had limited manufacturing and distribution capabilities and was experiencing significant liquidity and capital constraints as the result of its substantial research and development program. Advanced's commercially viable products were integrated into UROHEALTH's manufacturing and distribution infrastructure. In June 1996, the Company acquired product lines of O.R. Concepts. In August 1996, UROHEALTH acquired Richard-Allan, an established company with a broad array of minimally invasive products including the recently introduced Reflex(R) AEC35(TM) articulating cutter and stapler. In August 1996, the Company also acquired a line of minimally invasive surgery products from X-Med. Management believes that operating efficiencies and synergies similar to those created by combining the acquired urology products and companies will result from the combination of Advanced, Richard-Allan and the product lines acquired from O.R. Concepts and X-Med.


     In June 1996, the Company introduced its EndoView(TM) video endoscopy system which is being well-received by physicians because of its significantly lower cost relative to other video endoscopy systems, its ease-of-use and its small portable nature. The EndoView(TM) system is designed for use in the hospital and physician's office setting and is priced to make it affordable for widespread use in the offices of physician's performing endoscopic procedures. In September 1996, the Company released its new Reflex(R) AEC35(TM) articulating cutter and stapler, which greatly increases the types and number of procedures that can be performed using minimally invasive surgical techniques. The AEC35's articulating head gives the surgeon greater range and flexibility in performing minimally invasive surgical procedures. Products such as the EndoView(TM) and the Reflex(R) AEC35(TM) provide the Company's sales force with increased access to physicians and surgeons, and, therefore, increased selling opportunities as physicians and surgeons are anxious to learn about innovations which could have a material effect on their practices.



     The Company also has under development its RelaX(TM) product, which is a valved catheter system designed to treat female incontinence. The Company is currently seeking regulatory approval and has selected sites for expanded clinical trials, which are expected to begin during 1996.

     The Company now has in place a direct sales force of approximately 140 persons. The Company plans to expand further its product offerings for its Target Markets with products currently under development and through the acquisition of complementary products and product lines. The Company targets urologists, gynecologists and general surgeons using its direct sales force, of which 70 sales representatives call primarily on urologists and 70 sales representatives focus their selling efforts on gynecologists and general surgeons.


     The Company believes that the medical products industry is highly fragmented and that there are a significant number of opportunities to acquire additional product lines or companies in complementary lines of business. The Company is continuously exploring these opportunities and management currently believes that future growth, will, in significant part, be through acquisitions.

MARKETS

     The Company develops, manufactures and markets products designed for the diagnosis and treatment of urological and gynecological disorders, including products designed to treat erectile dysfunction and incontinence. The Company also offers a comprehensive line of products designed to serve the minimally invasive and general surgery market and has recently introduced visualization products which can be used in a number of medical applications.

Minimally Invasive and General Surgery

     Minimally invasive surgery, or endoscopy, relies on viewing tubes (endoscopes) that allow surgeons to look into the body. Such surgeries are carried out using special instruments that are inserted into one to six small "keyhole" incision sites. Laparoscopy is the term for minimally invasive surgery within the abdominal cavity. Laparoscopy was primarily developed by gynecologists who use minimally invasive surgical techniques to perform hysterectomies, tubal ligations, infertility procedures and to remove fibroid tumors and ovarian cysts, as well as for other exploratory and diagnostic procedures. General surgeons use laparoscopy for such common procedures as gall bladder removal, hernia repair and appendectomies. Gastroenterologists remove intestinal tissue laparoscopically, including operations for Crohn's disease, diverticulitis, non-cancerous polyps and colon tumors. Urologists can perform nephrectomies (removal of a kidney) and bladder neck suspensions laparoscopically, as well as remove kidney stones and treat bladder cancer.

     Because minimally invasive surgery is far less traumatic than conventional open surgery techniques, patient recovery time is much faster and the period of hospitalization is greatly reduced. Typically, patients are back to normal activity levels within one week of surgery performed using minimally invasive surgery techniques. While minimally invasive surgery requires surgeons to learn a new set of skills, it is estimated that 80% of all general surgery will be done endoscopically by the year 2000. The transition from open surgery to minimally invasive surgery has gained significant momentum in the past few years as studies have shown minimally invasive surgery to be more economical and beneficial to the patient, including shortening the hospital stay and reducing post-operative complications, resulting in faster recovery.

     The Company believes that successful companies in this marketplace will develop and market products that make these procedures more cost and time effective.

Erectile Dysfunction

     Erectile dysfunction is estimated to affect between 10 and 20 million men in the United States, with the vast majority of cases remaining untreated. Only recently have physicians become more knowledgeable regarding treatment alternatives and most patients suffering from erectile dysfunction fail to seek medical treatment for their problem. Erectile dysfunction can have either a psychological or physiological cause. Approximately 85% of erectile dysfunction cases are attributable to physiological causes, the most common of which are related to vascular disease.

     There are three basic treatments for physiological erectile dysfunction:
(i) drug therapy; (ii) mechanical therapy, involving the use of vacuum erection devices; and (iii) surgery, involving the implantation of a penile prothesis. While there are a number of drug and delivery systems under development, the only currently available drug therapy is an injectable prostaglandin. The introduction in November 1995 of the injectable prostaglandin has increased physician and patient interest in the types of treatments available for erectile dysfunction. Mechanical therapy involves the use of non-invasive vacuum erection devices which create a vacuum in a plastic cylinder that increases blood flow to the penis causing erection. Once an erection is achieved a tension band is placed at the base of the penis to sustain the erection during sexual activity. Vacuum erection devices are easy to use and low cost compared with other treatment options. Surgical treatment for erectile dysfunction involves the implantation of a prostheses in the corporal body of the penis which provides rigidity adequate for sexual activity. Penile protheses can be either manually or hydraulically operated to achieve an erection.

     The Company believes that the market for erectile dysfunction products could increase significantly as patients and others become more knowledgeable regarding the treatment alternatives available to deal with the problem. In addition, the market for erectile dysfunction products could grow as the average age of the United States population continues to increase.

Visualization

     Endoscopy, meaning "to look within the body," is enabled through the use of telescopes, light sources, cameras and video viewing, recording and printing systems. Telescopes (referred to as "endoscopes") differ in size and functionality relative to specific anatomies, including those to look within the abdomen (laparoscopes), the uterus (hysteroscopes), the bladder (cystoscopes), the joints (arthroscopes), the colon (signoidoscopes), and other organs and physiological structures. Physicians can monocularly view the desired anatomy through an eyepiece on the end of the scope. Generally, bright light must be introduced to the organ or anatomy, through the scope, to enhance visualization. Cameras can be coupled to scopes to convert an image to a video monitor for real time viewing in the operative environment and to a recorder for procedure documentation purposes. Technological advances in endoscopy include the use of fiber optics for miniaturization and flexibility, and the development of camera chips that can be built into the proximal end of the scope. These advances, combined with product durability and affordability have spurred growth in the visualization marketplace.


     The Company believes that this market is complementary to those for the treatment of urological and gynecological disorders and to the minimally invasive surgical instrument market. New and innovative endoscopic visualization products should fuel the movement of surgical and diagnostic procedures out of the hospital and into the physician office setting.


Incontinence

     Urinary incontinence is estimated to affect between 15 and 25 million adults in the United States of which approximately 85% are female. A recent survey revealed that one out of every six adult women in the United States suffers from some form of urinary incontinence. Women typically experience a higher incidence of incontinence than men primarily as a result of childbearing and its impact on the urinary system. There are three basic types of urinary incontinence: (i) stress incontinence, which involves leakage related to rapid movement, a sneeze or exercise; (ii) urge incontinence, which involves a sudden need to empty the bladder; and (iii) overflow incontinence, which results from an overly distended bladder, typically caused by an obstruction or a weakened bladder.

     The vast majority of patients who suffer from some form of incontinence do not seek treatment for their problem, with most of the patients utilizing some form of home treatment to deal with their medical problem. There are a number of treatments for incontinence, including adult diapers and pads, catheterization and clamping of the urethra, pelvic muscle repositioning and training, electrical stimulation therapy, surgery, collagen injections and drug therapy.

     The Company believes that the market for incontinence products could also increase as patients become more knowledgeable about treatment options. In addition, the number of patients suffering from incontinence problems could increase as the average age in the United States continues to increase. With new, less invasive technologies in development, such as urethral inserts for women, the general interest of both physicians and consumers in treatments for incontinence should increase.

MEDICAL PRODUCTS


     The Company offers a broad range of products to urologists, general surgeons and gynecologists. Historically, the Company has been highly dependent on the sale of vacuum erection devices for the treatment of male impotence. However, the Company believes that with the acquisition of Richard-Allan and other businesses and the introduction of its EndoView(TM) product, the Company's reliance on vacuum erection devices has and should continue to decrease.



     The Company offers a broad line of minimally invasive and general surgery instruments, which are sold primarily to general surgeons, gynecologists and urologists. The Company's comprehensive product line includes an antifogger, pneumo needles, trocars, graspers, scissors, retractors, a kittner, specimen retrieval bags, wound access and closure devices and electrosurgical and suction and irrigation probes. The recent acquisition of Richard-Allan expanded the Company's product offerings of access products, wound closure products and hand held instruments for both open and minimally invasive surgeries. The Company is currently introducing its Reflex(R) AEC35(TM) articulating cutter and stapler, which is the only endoscopic surgical product on the market to have articulation capabilities. The Company also recently introduced its EndoView(TM) product, which is an inexpensive, portable video viewing system that urologists, general surgeons, and gynecologists can attach to an endoscope. The Company believes that there are additional product opportunities in the "visualization" area and is exploring those opportunities.



     The Company offers a number of products designed for the treatment of urological disorders, including the leading vacuum erection system, a penile prosthesis and diagnostic equipment. The Company's vacuum erection systems include Esteem(TM), ErecAid(R), Catalyst(TM) and Impower(TM). The Company is a leader in the vacuum erection system market primarily as a result of its high level of customer service and physician assistance in training patients on the use of the products. The Company also offers the RigiScan(R) System, a microprocessor-controlled impotence diagnostic monitor, and its Inform(TM), a disposable impotence screening device. Many of the minimally invasive surgery products and medical/surgical products offered by the Company are used in the treatment of urological disorders.



     The Company offers a number of products designed for the treatment of incontinence, including Femina(TM) cones, a line of catheters and urinary drainage systems, and other products such as washable pads, briefs and diapers. The Company is actively seeking additional products to serve this market. The Company also has under development its RelaX(TM) product, which is a valved catheter system for the management of female stress incontinence. These products are marketed to both gynecologists and urologists, as are the Company's AccuBar(TM) and AccuLoop(TM) vaporizing electrodes. Urologists use vaporizing electrodes to ablate prostate tissue, and gynecologists use them to ablate endometrial tissue.


     UROHEALTH's future success will depend in part on its ability to commercialize products under development and to develop new medical products both for its existing markets and for new markets. The extent and pace at which market acceptance of such products is achieved is a function of many variables, including price, product performance and attributes, product reliability, the effectiveness of marketing and sales efforts, the ability to meet delivery schedules, as well as general economic conditions affecting customers' purchasing patterns. New product development and introduction in the medical product market requires considerable time and capital and is subject to the risks of market acceptance. There can be no assurance as to the continued market acceptance of the Company's existing products or the Company's ability to develop or acquire additional products in the future.

SALES AND MARKETING

     The Company believes that its strategy of focusing on products for the minimally invasive and general surgery, urology and gynecology markets by utilizing a direct sales force has and will continue to afford it competitive advantages. This distribution channel, in combination with a telemarketing staff, a national accounts department and a network of international distributors gives the Company widespread access to the markets it serves.


     Approximately 70 domestic sales representatives call on general surgeons and gynecologists, primarily in the operating room setting in hospitals and surgery centers. This sales force offers a full line of minimally invasive and general surgical instruments, including pneumo needles, trocars, retractors, scissors, staplers and access and wound closure devices for a wide range of diagnostic and operative procedures. With proprietary technology, such as that demonstrated by the new Reflex(R) AEC35(TM) articulating cutter and stapler, an endoscopic surgical device that simultaneously cuts and staples tissues in difficult to reach anatomy, this sales force has been welcome in the operating room.



     Another 70 domestic sales representatives call on urologists with the Company's urological products, including the ErecAid(R) and Esteem(TM) vacuum erection systems, the RigiScan(R), a microprocessor-controlled impotence diagnostic monitor, the Dura-II(TM) penile prosthesis and the AccuBar(TM) and AccuLoop(TM) vaporizing electrodes. The urology sales representative becomes an extension of the urologist's practice through patient education and in service training relating to the Company's products. As a value added service to patients and physicians, the Company staffs a 24 hour, 365 days per year urology "hot line" to answer questions about erectile dysfunction and product use. The Company believes that its high level of customer and physician service is important to its market leadership in vacuum erection systems.



     Both the urology and general surgery/gynecology sales forces sell EndoView(TM), the first self-contained video endoscopy system that can be used by all medical specialties practicing visualization. This product, which creates a new segment in the visualization market, was successfully launched in June, 1996. The Company expects to protect its market position with this new product and to develop follow-on products for distribution through its 140 sales representatives. The Company believes that the availability of innovative products, such as EndoView(TM) and the Reflex(R) AEC35(TM) articulating cutter and stapler, provides the Company's sales force with additional access to physicians and surgeons, and therefore, increases selling opportunities as physicians are anxious to learn about innovations which could have a material effect on their practices.


     Telemarketers solicit leads and reorders in support of both the urology and general surgery/gynecology sales forces. Telemarketing is an important source of sales for the Company's medical/surgical products as well, including reusable underpads, briefs and diapers, catheters and urinary drainage systems. These products are typically sold to stocking distributors, hospitals and nursing home chains and commercial laundries.

     A national accounts staff seeks national and regional contracting opportunities for the Company's products, prepares competitive proposals, makes presentations and enters into long term sales relationships with hospital chains, managed care organizations and medical/surgical distributors.

INTERNATIONAL SALES

     International sales (sales outside of North America, excluding Richard-Allan) were $1.8 million, $3.3 million and $1.7 million for the years ended June 30, 1994 and 1995 and for the nine months ended March 31, 1996, respectively. International sales (sales outside of North America) of Richard-Allan were $4.8 million, $5.6 million and $5.4 million for the years ended June 30, 1994 and 1995 and for the nine months ended March 31, 1996. Currently, the Company distributes its products through a network of distributors covering a number of countries outside of North America. With the number of acquisitions completed by the Company during the last 12 months, the Company is currently implementing a strategy for combining, coordinating and further developing the international sales efforts of the entities acquired and has recently retained an executive to coordinate those efforts.

MANUFACTURING


     The Company's manufacturing operations are conducted primarily at its facilities in Costa Mesa, California and Richland, Michigan. At its Costa Mesa facility, the Company conducts injection molding operations, assembles products and conducts quality assurance procedures. The Company has a Class 100 clean room at its Costa Mesa facility. Because of the Company's injection molding capabilities, the Company has been able to manufacture a number of its acquired products in-house, thereby realizing significant cost savings. The Company has significant capacity to take on additional medical products molding work related to its own existing and new products, as well as medical products of third parties, without additional capital expenditures. The Company's manufacturing facility in Richland, Michigan is a sophisticated manufacturing facility that employs many manufacturing techniques designed to lower costs and insure quality.


     The Company manufactures and distributes Class I, II and III medical devices following "good manufacturing practice" ("GMP") guidelines at its manufacturing facilities in Costa Mesa, California and Richland, Michigan. The Company's manufacturing operations consist of the fabrication of certain specialized components and assembly, inspection, testing and packaging of these components into a final product. Final assembly and packaging operations for some of the products are conducted in environmentally controlled rooms. Various components, subassemblies and certain finished products are manufactured by suppliers to the Company's specifications. In addition, the Company manufactures its line of reusable underpads and briefs at its manufacturing facility in Watertown, South Dakota, and conducts certain assembly operations at its facilities in Augusta, Georgia.

     The Company has not experienced in the past material difficulty in obtaining equipment, supplies and materials which it may require in connection with manufacturing its products. Although the Company presently believes that there are a number of possible vendors for most of the raw materials, components and subassemblies required for the Company's products, certain components currently are obtained from a single source. Moreover, substitute raw materials and components may not be immediately available in quantities needed by the Company. The disruption or termination of any single source vendor could have a material adverse effect on the Company's operations. The Company's manufacturing facilities are subject to periodic inspection by regulatory authorities, including GMP compliance inspections conducted by the FDA and by state regulatory authorities.

COMPETITION

     While the Company competes with a number of multi-product companies, there are a number of "single product" companies serving, or developing products for, some of the Company's Target Markets. The Company believes that it has a competitive advantage over many "single product" companies. Competition in the field of medical products is intense and rapidly changing, and the Company expects that competitive pressures will intensify. The Company competes on the basis of a number of factors, including product features and price. Some of the companies producing competing products have greater marketing and distribution capabilities than the Company, and many of them have substantially greater financial and other resources with which to pursue development, manufacturing, marketing and distribution of their products. The Company expects its competitors to continue to improve the performance of their current products and to introduce new products with improved features and lower prices. New product introductions by the Company's competitors could cause a decline in sales or loss of market acceptance of the Company's existing or future products. Increased competitive pressure also could lead to intensified price-based competition that could materially adversely affect the Company's business, results of operations and financial condition. There can be no assurance that the Company will be able to compete successfully in the future.

     The Company believes that the primary competitive factors affecting its business are the safety and effectiveness of the products offered, ease of product use, product reliability, price, physician familiarity with the manufacturer and its products, distribution channels and third party reimbursement policies. For certain of the Company's potential products, an important factor in competition may be the timing of market introduction of its or its competitors' products. Accordingly, the Company believes that its ability to compete successfully will depend on its capability to create and maintain technology, develop proprietary products, attract and retain scientific personnel, obtain patent or other proprietary protection for its products and technologies, obtain required regulatory approvals and manufacture, assemble and successfully market products either alone or through other parties. Rapid technological development by others may result in the Company's products becoming obsolete before the Company recovers a significant portion of the research, development and commercialization expenses incurred with respect to those products. Some of the Company's competitors have long-term or preferential supply arrangements with hospitals. Such arrangements may act as a barrier to market entry by the Company. There can be no assurance that the Company will be able to compete successfully with existing or future competitors.

     There are a number of other companies, both public and private, engaged in the production of urological products which are the same as or similar to those of the Company, and other companies may enter this industry in the future. In the erectile dysfunction market, UROHEALTH competes with companies such as Mission Pharmacal and Mentor. The Company's products also compete with those of others designed for alternative methods of treatment, such as drugs sold by pharmaceutical companies as a treatment for erectile dysfunction. In the incontinence market, the Company competes with disposable paper adult diapers and briefs manufactured by large paper companies, such as Kimberly Clark, and with competing products similar to those offered by the Company. In the minimally invasive surgery market, the Company competes with medical products companies, including United States Surgical Corporation and Ethicon, Inc., a division of Johnson & Johnson.

RESEARCH AND DEVELOPMENT; PRODUCT DEVELOPMENT

     The Company recognizes that the sale of medical products requires continuous development of new products and refinements of established products. A major component of the Company's research and development strategy, involves identifying products and companies that have developed products that may be potential acquisition candidates. The Company believes that there are a number of opportunities to acquire products and technologies that have already been developed or partially developed.

     The Company had $9.5 million, $8.8 million and $1.3 million in research and development expenditures (excluding Richard-Allan) in the years ended June 30, 1994 and 1995 and the nine months ended March 31, 1996, respectively. The research and development expenditures of the Company have decreased significantly as the Company has decided to narrow the focus of its research and development efforts, and to adopt a program of actively acquiring or licensing developed technology. As a result the Companies research and development expenditures have decreased as the Company has consolidated the research and development groups of the Company, Advanced and Dacomed into a single group and as a result of the write-down of significant research and development of acquired entities in 1994 and 1995. In addition, the Company will record significant charges relating to the write-down of incomplete research and development relating to the Richard-Allan acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     The Company's current research and development efforts include the regulatory approval and commercialization of the Company's RelaX(TM) product which is a valved catheter system for the treatment of stress incontinence in females. In addition, the Company has several product development projects underway which involve enhancements of, or improvements to, existing products.


     The Company employs a product development staff with product design capabilities and also employs a product quality department to ensure that its products are acceptable for patient use. The Company has recently initiated an ISO9001 registration program.

PATENTS, LICENSES AND TRADEMARKS

     The Company's success and future revenue growth will depend, in part, on its ability to operate without infringing on the rights of others both in the United States and abroad. The Company holds a number of patents and has other patent rights with respect to its medical products and has filed, and expects in the future to file, additional patent applications. The Company believes that some measure of patent protection with respect to its products will be required to allow it to compete with large medical products companies. There can be no assurance that the patents applied for will be issued or that any patents issued to or licensed by the Company will not be challenged, invalidated or circumvented, or that the rights granted thereunder provide the Company with competitive advantages. In addition, the Company could incur substantial costs in defending its proprietary rights. Although the Company believes that its patents are valid, there can be no assurance that the validity of any patent will be upheld if asserted by the Company against any party. Further, there can be no assurance as to the breadth and degree of protection of these rights or that other companies will not independently develop products similar to the Company's products that will not infringe on the Company's rights but will compete directly with the Company's products.


     The patents or proprietary rights of others may have an adverse effect on the ability of the Company to do business in the future. The Company may be required to obtain licenses to patents or proprietary rights of other parties in order to produce and sell certain of its products. No assurance can be given that the Company's technology can be developed and commercialized without a license to such patents or proprietary rights or that any licenses required under any such patent or proprietary rights would be made available on terms acceptable to the Company, if at all. If the Company does not obtain or maintain such licenses, it could encounter delays in product introductions while it attempts to design around or contest the validity of such patents, or it could find that the development, manufacture or sale of products requiring such licenses could be foreclosed, any one of which could have a material adverse effect on the Company. Furthermore there can be no assurance that others will not independently develop similar or alternative technologies to those of the Company, duplicate any of the Company's technologies, or design around the patented technologies developed by the Company or its licensors, any of which could have a material adverse effect on the Company.


     The Company also relies on trade secret law and confidentiality agreements with its employees, consultants and contractors to protect its unpatented proprietary technology and "know-how." There can be no assurance that such confidentiality agreements will not be breached, that the Company would have adequate remedy for such breach, or that the Company's trade secrets will not otherwise become known through independent discovery by competitors. Moreover, in the absence of patent protection, the Company's business may be adversely affected by competitors who independently develop substantially equivalent technology.

GOVERNMENT REGULATION

     Most of the Company's laboratory and medical products are subject to regulation by, among other governmental entities, the FDA and corresponding agencies of states and foreign countries in which the Company sells its products. The process of receiving governmental approval may take a number of years and the expenditure of substantial resources. The Federal Food, Drug and Cosmetic Act (the "FDC Act"), the Public Health Services Act and other federal statutes and regulations govern or influence the testing, manufacture, safety, labeling, storage, recordkeeping, approval, advertising and promotion of such products. Noncompliance with applicable requirements may have a material adverse effect on the Company, and can result in fines, warning letters, recall or seizure of products, total or partial suspension of production, refusal by the government to approve product license applications or allow the Company to enter into supply contracts, and criminal prosecution. The FDA also has the authority to revoke product licenses and establishment licenses previously granted. Failure to comply with present or future regulatory requirements, or respond to new information reflecting on the safety or effectiveness of an approved product, can lead the FDA to withdraw its approval to market the product.

     With the enactment of the Medical Device Amendments in May 1976 to the FDC Act, the FDA classified medical devices in commercial distribution into three classes, Class I, II or III. This classification is based on the controls necessary to reasonably ensure the safety and effectiveness of the medical device. Class I devices are those devices whose safety and effectiveness can reasonably be ensured through general controls, such as adequate labeling, premarket notification, and adherence to GMP regulations. Some Class I devices are further exempted from some of the general controls. Class II devices are those devices whose safety and effectiveness can reasonably be ensured through the use of special controls, such as performance standards, post-market surveillance, patient registries, and FDA guidelines. Class III devices are devices which must receive premarket approval by the FDA pursuant to a premarket approval ("PMA") application to ensure their safety and effectiveness. Generally, Class III devices are limited to life sustaining, life-supporting or implantable devices.

     The FDA requires that a manufacturer introducing a new medical device or a new indication for use of an existing medical device obtain either a premarket notification clearance pursuant to Section 510(k) of the FDC Act ("510(k) Notification") or a PMA prior to being introduced into the market. In general, clearance of a 510(k) Notification may be obtained if a manufacturer or distributor of a medical product can establish that a new device is "substantially equivalent" in terms of safety, effectiveness and intended use to another legally marketed and approved medical device. The FDA may also require review by an advisory panel as a condition for 510(k) Notification, which can further lengthen the process. In addition to requiring clearance for new products, FDA rules typically require a filing and a waiting period prior to marketing modified versions of existing products. The Company anticipates that most of its products will be eligible for the 510(k) Notification procedure. The process of obtaining a 510(k) Notification typically takes at least three months from the date of filing of the application and generally requires the submission of supporting data, which in some cases can be extensive and, as a result, may extend the process for a considerable length of time. At this time, the FDA typically responds to a submission of a 510(k) Notification within 180 to 360 days. Market clearance may take three to twelve months or longer. If the FDA were to require suspension of the sale of one or more of the Company's products pending receipt of a newly required 510(k) Notification or if the FDA were to refuse to grant 510(k) Notification, the Company's revenues and operating income could be materially and adversely affected. Under the Safe Medical Devices Act of 1990 ("SMDA"), the FDA is directed to adopt new 510(k) notice regulations which could potentially make the approval process for the Company's products more time-consuming, difficult and expensive. The SMDA includes new provisions relating to post-market surveillance requirements for certain types of devices and authorizes the FDA to adopt new controls to be applied to certain devices such as some being developed by the Company, including the promulgation of a performance standard, requirements for patient registries and imposition of guidelines.

     In the event that the shorter 510(k) Notification procedure is not available, or if the Company cannot obtain 510(k) Notification for a product subject to FDA marketing approval, the Company will be required to seek approval to market the device through the PMA process. The preparation and processing of a PMA is significantly more complex and time consuming than the 510(k) Notification process. The PMA process may take several years or longer and requires the submission of extensive supporting data and clinical information. An approved PMA application for a new instrument indicates that the FDA has determined that a device has been proven, through the submission of preclinical and clinical data and manufacturing information, to be safe and effective for its intended uses. Upon receipt, the FDA will conduct a preliminary review of the PMA to determine whether the submission is sufficiently complete to permit a substantive review. If sufficiently complete, the submission is declared fileable by the FDA. By regulation, the FDA has 180 days to review a PMA once it is determined to be fileable. While the FDA generally has responded to PMAs within the allotted time period, complete PMA reviews more often occur over a significantly protracted time period, and generally take approximately two years or more from the date of filing to approval.

     Substantially all of the Company's FDA marketing clearances have been obtained through the 510(k) process. Certain future applications, however, may require PMA clearance. The Company believes that it is in material compliance with the FDA's 510(k) requirements for new and modified devices. The FDA has announced a program to review approvals (510(k)s and PMAs) for certain devices. There can be no assurance that upon any such review the FDA will agree with the Company's determination regarding its 510(k)s. If the FDA were to disapprove, the Company could be required to file appropriate applications, either 510(k) or PMA, with the FDA or be required to take the products in question off the market. Also, the

FDA could bring regulatory or enforcement actions against the Company. The Company has met and continues to meet the requirements for FDA compliance through their good manufacturing practice guidelines and semi-annual FDA inspections.

     International sales of medical devices are subject to regulatory requirements that vary widely from country to country. The time required to obtain approvals by foreign countries may be longer or shorter than that required for FDA approval, and regulatory requirements in foreign countries may differ significantly from those of the FDA. The receipt or denial of FDA approval for a particular product may result in the receipt or denial of regulatory approval for that product in certain other countries. In addition, international sales of medical devices not cleared by the FDA for distribution in the United States may be subject to FDA export requirements, which require the Company to document that the sale of the device is not in violation of that country's medical device laws. This documentation is then submitted to the FDA with a request for a permit for export to that country.

     There can be no assurance that the Company will obtain timely regulatory approval for their future products, or that existing approvals will not be withdrawn. Moreover, regulatory approvals, if granted, may include significant limitations on the indicated uses for which a product may be marketed. Failure to comply with applicable regulatory requirements can, among other consequences, result in fines, civil penalties, injunctions, suspensions or losses of regulatory approvals, product recalls, seizure of products, operating restrictions, refusal of the government to allow each company to enter into supply contracts, and criminal prosecution. In addition, governmental regulations may be established that could prevent or delay regulatory approval of any of the Company's products. Delays in receipt of, or failure to receive, approvals, or the loss of previously received approvals, could have a material adverse affect on the Company's business, financial condition and results of operations.

     FDA and state regulations also govern the manufacturing of the Company's medical products. The Company is registered as a medical device manufacturer with the FDA and state health service agencies. The FDA and state health service agencies inspect the Company from time to time to determine whether it is in compliance with various regulations relating to medical device manufacturing, including the Good Manufacturing Practice ("GMP") regulations governing manufacturing, testing and quality control, and product liability of medical devices. Although the Company believes that it currently is in material compliance with these regulations, a determination that the Company is in material violation of such regulations could lead to the imposition of injunctions, suspension or loss of regulatory approvals, refusal to approve future marketing clearances, recalls, cessation of distribution, or product seizures, and, in the most egregious cases, criminal sanctions or closure of the Company's manufacturing facilities.

     Healthcare is an area of extensive and dynamic regulatory change. In recent years, an increasing number of legislative proposals have been introduced or proposed in Congress and in some state legislatures that would effect major changes in the healthcare system, either nationally or at the state level. Among the proposals under consideration are cost controls on hospitals, insurance market reforms to increase the availability of group health insurance to small businesses, requirements that all businesses offer health insurance coverage to their employees and the creation of a single government health insurance plan that would cover all citizens. Key elements in many of the healthcare reform proposals were various insurance market reforms, the requirement that businesses provide health insurance coverage for their employees, reductions or smaller increases in future Medicare and Medicaid reimbursement to providers and more stringent governmental cost controls. None of these proposals have been adopted. There continue to be efforts at the federal level to introduce various insurance market reforms, expanded fraud and abuse and anti-referral legislation and further reduction in Medicare and Medicaid reimbursement. A broad range of both similar and more comprehensive healthcare reform initiatives is likely to be considered at the state level. The costs of certain proposals would be funded in part by reductions in payments by governmental programs, including Medicare and Medicaid to healthcare providers. In addition, both public and private payors are increasing pressures to limit increases in healthcare costs. These changes could have a material adverse effect on the Company's business, results of operations and financial condition.

     Healthcare is subject to laws and regulations of federal, state and local governments and is an area of extensive and dynamic regulatory change. The process of obtaining required regulatory clearances can be lengthy and expensive, and compliance with the FDA's GMP regulations and regulatory requirements can be burdensome. Laws and regulations often are adopted to regulate new and existing products, services and industries. Changes in the law or regulations or in the interpretation of existing laws can have a dramatic effect on permissible activities and the relative costs of doing business. There can be no assurance that federal, state or local governments will not impose additional restrictions upon all or a portion of the Company's activities which could have a material adverse effect on the Company's business, results of operations and financial condition. Moreover, there can be no assurance that the required regulatory clearances will be obtained, or that those obtained may not include significant limitations on the uses of the product in question. In addition, changes in existing regulations or the adoption of new regulations could make regulatory compliance by the Company more difficult in the future. The Company believes that the FDA has increased its scrutiny of the medical device market, thus slowing the regulatory review process for medical devices. This may affect the Company's proposed sale of certain products. The failure to obtain the required regulatory clearances or to comply with applicable regulations would result in fines, delays or suspensions of clearances, seizures or recalls of products, operating restrictions and criminal prosecutions and could have a material adverse effect on the Company.

ENVIRONMENTAL MATTERS

     The Company also is subject to federal, state and local laws, regulations and ordinances that (i) govern activities or operations that may have adverse environmental effects (such as emissions to air, discharges to water, and the generation, handling, storage and disposal of solid and hazardous wastes) or
(ii) impose liability for the costs of clean up or other remediation of contaminated property, including damages from spills, disposals or other releases of hazardous substances or wastes, in certain circumstances without regard to fault. Certain of the Company's operations routinely involve the handling of chemicals and wastes, some of which are or may become regulated as hazardous substances. The Company has not incurred any significant expenditures or liabilities for environmental matters to date. However, no assurance can be given that the Company will not incur significant expenditures in future periods with respect to complying with environmental laws.

LITIGATION

     The Company is involved in litigation in the normal course of business. The Company does not anticipate that the negative outcome of such proceedings would likely have a material adverse effect on its business, results of operations or financial condition.

PRODUCT LIABILITY AND INSURANCE

     The nature of the Company's present and planned medical products, particularly surgically implanted products, exposes the Company to product liability risks. The Company maintains product liability insurance, which it believes is adequate. There can be no assurance, however, that the amount of such insurance will be adequate to satisfy claims made against the Company in the future or that the Company will be able to obtain insurance in the future at satisfactory rates or in adequate amounts. Product liability claims or product recalls could have a material adverse effect on the business, results of operations and financial condition of the Company. In addition, the Company is required under certain of its licensing agreements to indemnify its licensors against certain product liability claims by third parties.

EMPLOYEES


     As of September 30, 1996, the Company employed approximately 849 persons. The Company has experienced no work stoppages and is not a party to any collective bargaining agreement. The Company believes that its relations with employees are good.

FACILITIES

     During 1996, the Company entered into a five-year lease expiring in April 2001 with respect to approximately 13,000 square feet of office space which is used for the Company's corporate executive offices. The lease provides for monthly rental payments of approximately $18,000 per month.

     The Company leases approximately 42,400 square feet of space in Costa Mesa, California for its research and development personnel and manufacturing and assembly of its medical products. The lease expires on March 31, 1999 and provides for monthly rental of $19,080 during 1996, $20,352 during 1997 and $22,048 during 1998.

     The Company leases 15,700 square feet of space at a plant location in Watertown, South Dakota. The lease runs from August 1, 1995 through July 31, 2000 and provides for rental payments of $2,171 per month. The lease requires the Company to pay for utilities and other costs not specifically borne by the landlord. The Company also leases 1,115 square feet of office space in Minnetonka, Minnesota. The lease runs from April 1, 1993 through March 31, 1998 and provides for rental payments of $1,218 per month. These leases relate to Allstate operations.

     The Company leases approximately 31,656 square feet of office and warehouse space in Augusta, Georgia, from a partnership controlled by former Osbon stockholders. The lease runs from February 1, 1995 through December 31, 2003, and provides for rental payments of $17,500 per month. The lease also requires the Company to pay insurance, utility, maintenance and other costs. The Company owns 57,500 square feet of office, warehouse and assembly space in three other buildings in Augusta, Georgia. These facilities relate to Osbon operations.


     The Company owns approximately 30 acres in Richland, Michigan and approximately 43,500 square feet of office and manufacturing facilities located on that property related to Richard-Allan operations.


     The Company leases approximately 7,000 square feet of office and warehouse space in Sparta, New Jersey. The lease runs from August 1996 through March 2000, and provides for rental payments of $8,500 per month.

                                   MANAGEMENT

     The following table sets forth the names and ages of all executive officers, certain key employees and directors of the Company as of August 31, 1996. A summary of the background and experience of each of these individuals is set forth below.

                NAME                    AGE                         POSITION HELD
------------------------------------    ---     -----------------------------------------------------
Charles A. Laverty(1)...............    51      Chairman of the Board and Chief Executive Officer
James L. Johnson....................    48      Executive Vice President and Chief Financial Officer
Kevin M. Higgins....................    54      Senior Vice President and General Counsel
Jeffrey J. Dunnigan.................    38      Vice President Finance
Julian W. Osbon(1)..................    56      President -- Urology Products and Director
Richard Kindberg....................    39      President -- Surgical Products
M. Cassandra Hoag...................    41      President -- Gynecology Products
Bruce A. Hazuka.....................    50      President -- Medical/Surgical Products
Michael Shuler......................    47      President -- Visualization Products
Mitchell J. Blutt, M.D..............    39      Director
Abbey J. Butler(2)..................    57      Director
John S. Chamberlin..................    68      Director
Robert W. Elkins, M.D.(3)...........    51      Director
Melvyn J. Estrin(3).................    52      Director
C. Sage Givens......................    40      Director
Lawrence Goelman(1)(2)(3)...........    54      Director
Michael S. Gross....................    35      Director
Richard Newhauser...................    49      Director
James B. Osbon......................    58      Director
Francis J. Tedesco(2)...............    52      Director
Gerald W. Timm......................    54      Director

---------------
(1) Member of Executive Committee.

(2) Member of Audit Committee.

(3) Member of Compensation Committee.

     CHARLES A. LAVERTY became Chief Executive Officer in September 1994, and Chairman of the Board of Directors in December 1994. Mr. Laverty also served as President of the Company from September 1994 until December 1995. Mr. Laverty has spent the last 15 years of his 20 years of management and marketing experience in the healthcare field and currently serves as a director of Integrated Living Communities, an operator of retirement communities, and of Pinnacle Micro, Inc., a manufacturer and marketer of optical storage equipment. Prior to joining the Company, Mr. Laverty was employed as Senior Executive Vice President and was a director of Coram Healthcare Corporation, the second largest home infusion therapy company in the U.S., which was formed by the merger of Curaflex Health Services, Inc., HealthInfusion, Inc., Medisys, Inc., and T2 Medical, Inc. Mr. Laverty served as the Chairman of the Board, President and Chief Executive Officer of Curaflex Health Services from February 1989 to July 1994. Prior to his association with Curaflex, Mr. Laverty served as President and Chief Executive Officer of InfusionCare, Inc., a home infusion services company, from October 1988 to February 1989. In addition, he has held several positions, including Chief Operating Officer, with Foster Medical Corporation, a durable medical equipment supply company, and worked in both sales and management for C.R. Bard, a medical device company.

     JAMES L. JOHNSON has served as Executive Vice President and Chief Financial Officer of the Company since September 1995. Prior to that time, Mr. Johnson was a partner at Ernst & Young LLP. His responsibilities included a regional role as the Area Leader for the Healthcare Industry. Prior to joining Ernst & Young LLP, Mr. Johnson was a partner of Arthur Andersen LLP. During his 22 years in public accounting, Mr. Johnson had served as an advisor, strategist and coordinating partner for many of the firm's most prestigious healthcare clients. Mr. Johnson is a certified public accountant.


     KEVIN M. HIGGINS became Senior Vice President and General Counsel of the Company in November 1995. From 1989 to 1995 Mr. Higgins was Vice President and General Counsel of Curaflex Health Services, Inc. From 1987 to 1989 he was Vice President and General Counsel of Foster Medical Corporation. Mr. Higgins was with Avon Products, Inc. for 15 years, serving in a number of positions, including Corporate Director of Government Affairs.

     JEFFREY J. DUNNIGAN has served as Vice President -- Finance since September 1995. Mr. Dunnigan's previous experience includes ten years at Ernst & Young LLP. His responsibilities and duties as a Senior Manager at the firm included a specialization in the firm's life science practice and he was the senior manager for a variety of public company clients. Mr. Dunnigan is a certified public accountant.

     JULIAN W. OSBON became President -- Urology Products and was elected a director of the Company in December 1995. Mr. Osbon was the founder, Chairman and Chief Executive Officer of Osbon Medical Systems from 1989 until December 1995 when Osbon Medical Systems became a subsidiary of the Company. Mr. Osbon held various other management positions with Osbon Medical Systems from 1984 until 1989. Julian Osbon is the brother of James Osbon.

     RICHARD KINDBERG has served as President -- Surgical Products since August 1996. He joined Richard-Allan as Director of Marketing, Sales Development and International Sales in January 1995 and served in these capacities until August 1996 when the Company acquired Richard-Allan. He was Director of New Product Development at Focal International during 1994. Prior to that time, he served as Director of Professional Education & Marketing at the Ethicon Division of Johnson & Johnson.

     M. CASSANDRA HOAG served as Senior Vice President -- Sales and Marketing from October 1994 through August 1996 at which time she became
President -- Gynecological Products. Prior to joining the Company, Ms. Hoag served as a Division Vice President of Curaflex Health Services, Inc., a home infusion company. From April 1989 to December 1992, Ms. Hoag served as Curaflex's Vice President, Central Operations. Prior to joining Curaflex, Ms. Hoag held several positions, including Vice President of Central Operations, with Foster Medical Corporation and Abbey Healthcare Group from February 1985 to April 1989.

     BRUCE A. HAZUKA served as Executive Vice President -- Operations from September 1995 through August 1996 at which time he became President -- Medical Surgical Products. Mr. Hazuka has spent his entire 27 years of general management, marketing and operations experience in the healthcare field, and was founder, President and Chief Executive Officer of Healthcare Associates, Inc. which was founded in January 1990. Prior to joining the Company, Mr. Hazuka served as Chairman of the Board, President and Chief Executive Officer of Allscrips Pharmaceuticals, Inc., a pharmaceutical benefits management company, from September 1990 to June 1994.


     MICHAEL SHULER joined the Company in January 1996 as Senior Vice President, New Business Development. He became President -- Visualization Products in August 1996. Prior to joining the Company, Mr. Shuler was with Advanced Surgical, Inc. from 1992 until 1995. He was appointed Chief Executive Officer in 1994. Prior to Advanced, Mr. Shuler was with Johnson and Johnson Interventional Systems as Vice President of Product Management.


     ABBEY J. BUTLER has served as a director of the Company since March 1995. He is Co-Chairman and Co-Chief Executive Officer of FoxMeyer Health Corporation, a distributor of health care products and information-based services throughout North America. Mr. Butler became a director of FoxMeyer Health Corporation in 1990. Mr. Butler also serves as managing partner of Centaur Partners, L.P., an investment partnership owning substantial holdings in FoxMeyer Health, as well as president and a director of C.B. Equities Capital Corp., a New York-based portfolio management firm. Mr. Butler presently serves on the Board of Directors of FWB Bancorporation, the holding company of FWB Bank of Maryland, CST Entertainment Imaging, Inc., a company engaged in digital color enhancement of black and white films, Cyclone Fence

Corp., the leading U.S. distributor and installer of chain link fence systems, Phar-Mor, Inc., a discount drug store chain, and Carson Products, Inc., a health and beauty products manufacturer. Mr. Butler is also Co-Chairman of Ben Franklin Retail Stores, Inc., a retail craft and variety store chain. Ben Franklin Retail Stores, Inc. and certain of its affiliates and certain subsidiaries of FoxMeyer Health Corporation are currently involved in bankruptcy reorganizations under Chapter 11 of the federal bankruptcy laws.


     MITCHELL J. BLUTT, M.D. has served as a director of the Company since June 1996. Dr. Blutt is the Executive Partner of Chase Capital Partners and an Adjunct Assistant Professor of Medicine at The New York Hospital-Cornell Medical Center. He serves as a director of Hanger Orthopedic Group, Collegiate Health Care, Innotech Corporation, InteCare, Inc., Landec Corporation, Senior Psychology Services Corporation, General Medical Corporation, UtiliMed, Inc., Medical Arts Press, Inc., and ASC Network Corporation. Dr. Blutt received a B.A. and M.D. from the University of Pennsylvania, and an M.B.A. from the Wharton School, University of Pennsylvania.


     JOHN S. CHAMBERLIN has served as a director of the Company since June 1996. Mr. Chamberlin worked for 22 years in various assignments for General Electric Company, including sales, product planning, marketing, General Manager of Radio Receiver Department and Vice President and General Manager of the Housewares and Audio Business Division. From 1976 to 1985 he was the President and Chief Executive Officer of Lenox, Inc. and in 1985 joined Avon Products, Inc. as President and Chief Operating Officer, leaving Avon in 1988. Mr. Chamberlin is presently Chairman of the Board of Life Fitness Company and WNS, Inc., and he serves on the Boards of Directors of The Scotts Co., Seasons, Inc., the Robbins Company, Healthsouth Corporation and the Sports Holding Company. Mr. Chamberlin is a Trustee of the Medical Center of Princeton and the Woodrow Wilson National Fellowship Foundation.


     ROBERT N. ELKINS, M.D. has served as a director of the Company since March 1995. Dr. Elkins is the founder of Integrated Health Services, Inc., a provider of post acute and subacute care through more than 25,000 beds in 192 facilities located in 30 states. Dr. Elkins has served as the Chairman and Chief Executive Officer of Integrated Health Services since 1986. Dr. Elkins, a graduate of the University of Pennsylvania, received his M.D. degree from the Upstate Medical Center at the State University of New York and completed his residency at Harvard University.


     MELVYN J. ESTRIN is Co-Chairman and Co-Chief Executive Officer of FoxMeyer Health Corporation, a distributor of health care products and information-based services throughout North America. Mr. Estrin became a director of FoxMeyer Health Corporation in 1990. Mr. Estrin also serves as Managing Partner of Centaur Partners, L.P., an investment partnership owning substantial holdings in FoxMeyer Health, as Chairman of Estrin International/Human Service Group, Inc., a privately held company that provides training, development and technical assistance to governmental and educational institutions and that pursues real estate development and investments. Mr. Estrin is also a member of the board of directors of Washington Gas Light Company, Phar-Mor Corporation, a chain of discount drug stores, and FWB Bancorporation, a bank holding company, and FoxMeyer Canada. Certain subsidiaries of FoxMeyer Health Corporation, of which Mr. Estrin is an officer or director, are currently involved in bankruptcy reorganizations under Chapter 11 of the federal bankruptcy laws.



     C. SAGE GIVENS has served as a director of the Company since June 1996. Ms. Givens is the founding Managing Partner of Acacia Venture Partners, located in San Francisco. Acacia Venture Partners was formed to invest exclusively in all stages of healthcare service companies. Prior to forming Acacia Venture Partners, Ms. Givens was a General Partner of First Century Partners, a private, diversified venture capital and buyout fund, where she launched and managed the partnership's diversification into healthcare. Ms. Givens was also formerly a Managing Director at Smith Barney and presently serves as a director of Healthsouth Corporation and Phycor, and serves on the Boards of Directors of several other private portfolio companies.


     LAWRENCE GOELMAN has served as a director of the Company since March 1995. From 1981 until 1995, Mr. Goelman served as the Chairman and Chief Executive Officer of CostCare, a national healthcare cost management firm. Mr. Goelman became a member of the Board of Directors of Pinnacle Micro in April 1996 and President and Chief Executive Officer in May 1996.

     MICHAEL S. GROSS has served as a director of the Company since June 1996. Mr. Gross is one of the founding principals of Apollo Advisors, L.P. which, together with an affiliate, acts as managing general partner of Apollo Investment Fund, L.P., AIF II, L.P. and Apollo Investment Fund III, L.P., private securities investment funds, and of Lion Advisors, L.P., which acts as financial advisor to and representative for certain institutional investors with respect to securities investments. Prior to 1990, Mr. Gross was employed with Drexel Burnham Lambert, Inc. Mr. Gross is a director of Converse, Inc., The Florsheim Shoe Company, Inc., Furniture Brands International, Inc. and Proffitts, Inc. and a member of the Supervisory Board of Directors of Memorex-Telex NV.


     RICHARD NEWHAUSER became a director of the Company in August 1996. Prior to that he served as Chairman and Chief Executive Officer of Richard-Allan from 1974 until the acquisition of Richard-Allan by the Company in August 1996.


     JAMES B. OSBON became a Vice President and a director of the Company in December 1995. Mr. Osbon was President of Osbon Medical Systems from 1989 until December 1995 when Osbon Medical Systems became a subsidiary of the Company. James Osbon is the brother of Julian Osbon.

     FRANCIS J. TEDESCO, M.D. has served as a director of the Company since December 1995. Dr. Tedesco has served as President of the Medical College of Georgia since 1988, and prior to that time he held several different positions at the college, including Professor of Medicine and Chief, Section of Gastroenterology and Vice President for Clinical Affairs.

     GERALD W. TIMM, PH.D. became Vice Chairman of the Board of Directors in July 1995 and served as Executive Vice President of the Company from July 1995 until April 1996. Dr. Timm was the founder of Dacomed Corporation (which became a subsidiary of the Company in July 1995) and served as an officer of Dacomed from its formation in 1980. Dr. Timm served as Chairman of the Board, President, Chief Executive Officer and Treasurer of Dacomed from April 1992 until its acquisition by the Company in July 1995.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of October 17, 1996 of (i) each person known by the Company to own beneficially 5% or more of the Common Stock,
(ii) each current director of the Company, (iii) each named executive officer,
(iv) each Selling Stockholder, and (v) all current directors and executive officers as a group.



                                         SHARES BENEFICIALLY
                                             OWNED PRIOR                             SHARES BENEFICIALLY
                                             TO OFFERING             NUMBER          OWNED AFTER OFFERING
                                        ----------------------     OF SHARES        ----------------------
          NAME AND ADDRESS(1)             NUMBER       PERCENT   BEING OFFERED        NUMBER       PERCENT
--------------------------------------- ----------     -------   --------------     ----------     -------
FoxMeyer Health Corporation(2).........  2,464,827       14.0%        650,000        1,814,827        9.1%
Apollo Advisors II, L.P.(3)............  2,142,682       13.0         --             2,142,682       11.3
Chase Venture Capital Associates,
  L.P.(4)..............................  2,142,682       13.0         --             2,142,682       11.3
Gerald W. Timm(5)......................  1,218,480        7.4         300,000          918,480        4.8
Charles A. Laverty(6)..................    769,555        4.5         --               769,555        3.9
Robert N. Elkins, M.D.(7)..............    104,722       *            --               104,722       *
Lawrence Goelman(8)....................    112,461       *            --               112,461       *
Melvyn J. Estrin(9)....................  2,472,327       14.1             (10)       1,822,327        9.1
Abbey J. Butler(9).....................  2,472,327       14.1             (10)       1,822,327        9.1
Julian W. Osbon........................  3,000,000       18.2       1,219,952        1,780,048        9.4
James B. Osbon.........................    500,000        3.0         200,000          300,000        1.6
Robert E. Osbon........................    485,000        2.9          60,000          425,000        2.2
Anthony D. Osbon.......................    466,000        2.8          21,000          445,000        2.3
Carolyn Osbon Heath....................    455,200        2.8          30,000          425,200        2.2
John Woodhead..........................    190,488        1.2          19,048          171,440       *
Francis J. Tedesco.....................     --           --           --                --           --
Mitchell J. Blutt, M.D.(11)............  2,142,682       13.0         --             2,142,682       11.3
Michael S. Gross(12)...................  2,142,682       13.0         --             2,142,682       11.3
John Chamberlin(13)....................      8,333       *            --                 8,333       *
C. Sage Givens(14).....................      8,333       *            --                 8,333       *
James L. Johnson(15)...................    152,833       *            --               152,833       *
Bruce A. Hazuka(16)....................     83,333       *            --                83,333       *
M. Cassandra Hoag(17)..................     91,436       *            --                91,436       *
Richard Newhauser......................  2,084,691       12.7         --             2,084,691       11.0
All current directors and executive
  officers as a group (18
  persons)(18)......................... 15,093,110       78.7       2,369,952       12,723,158       59.6


---------------
  *  Less than 1%.

 (1) Unless otherwise indicated in the following footnotes, each person named in the table has sole voting and investment power with respect to all shares shown as beneficially owned, subject to applicable community property law. Unless otherwise noted in the following notes the address of each person listed is c/o UROHEALTH Systems, Inc., 5 Civic Plaza, Suite 100, Newport Beach, California 92660. The foregoing table presents voting securities which include Common Stock and the Debentures which vote with the Common Stock on an "as converted" basis.

 (2) Includes 1,414,827 shares of Common Stock and warrants to purchase 1,050,000 shares of Common Stock which are currently exercisable. The address of FoxMeyer Health Corporation is 1220 Senlac Drive, Carrollton, Texas 75006.

 (3) Represents Debentures which vote on an "as converted" basis and warrants to purchase 113,750 shares of Common Stock which are currently outstanding. The address for Apollo Advisors II, L.P. is 1301 Sixth Avenue, New York, New York 10019.

 (4) Represents Debentures which vote on an "as converted" basis and warrants to purchase 113,750 shares of Common Stock which are currently outstanding. The address for Chase Venture Capital Associates, L.P. is 380 Madison Avenue, New York, New York 10017.

 (5) Includes 101,540 shares held by Mr. Timm's spouse, Julia Coleman Timm. Also includes 194,618 shares held in trusts for the benefit of the four children of Gerald W. Timm and Julia Coleman Timm.

 (6) Includes 769,555 shares subject to options exercisable on or before December 15, 1996.

 (7) Includes 104,722 shares subject to options exercisable on or before December 15, 1996.

 (8) Includes 112,461 shares subject to options exercisable on or before December 15, 1996.

 (9) Includes the 2,464,827 shares of Common Stock and Warrants beneficially owned by FoxMeyer as shown above and 7,500 shares subject to options exercisable on or before December 15, 1996. Messrs. Estrin and Butler are Co-Chairmen of the Board of Directors of FoxMeyer Health Corporation.

(10) Excludes 650,000 shares being sold by FoxMeyer Health Corporation which are listed above.

(11) Represents securities held by Chase Venture Capital Association, L.P., of which Dr. Blutt is the Executive Partner. Dr. Blutt disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(12) Represents securities held by Apollo Advisors II, L.P., of which Mr. Gross is a Principal. Mr. Gross disclaims beneficial ownership of such shares except to the extent of his pecuniary interest herein.

(13) Includes 8,333 shares subject to options exercisable on or before December 15, 1996.

(14) Includes 8,333 shares subject to options exercisable on or before December 15, 1996.

(15) Includes 150,406 shares subject to options exercisable on or before December 15, 1996.

(16) Includes 83,333 shares subject to options exercisable on or before December 15, 1996.

(17) Includes 91,436 shares subject to options exercisable on or before December 15, 1996.

(18) Includes 1,436,284 shares subject to options exercisable on or before December 15, 1996, warrants to purchase 1,277,500 shares of Common Stock and Debentures which vote on an "as converted" basis with respect to 4,545,454 Common Stock equivalents.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


     The Company is authorized to issue up to 50,000,000 shares of Common Stock, $.001 par value, and 5,000,000 shares of Preferred Stock, $.001 par value of which 250,000 shares have been designated as Series A Junior Participating Preferred Stock (the "Series A Preferred Shares"). As of October 17, 1996, there were 16,496,205 shares of Common Stock issued and outstanding and no preferred stock issued or outstanding. As of October 17, 1996, there were options, warrants and convertible securities to purchase 13,511,454 shares of the Company Common Stock outstanding.


COMMON STOCK

     Each holder of Common Stock is entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There are no cumulative voting rights. Accordingly, the holders of a majority of the shares of Common Stock (and the Debentures described below) entitled to vote in any election of directors may elect all of the directors standing for election. Subject to any preferences which may be granted to the holders of Preferred Stock, each holder of Common Stock is entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, as well as any distributions to the stockholders upon liquidation, dissolution or winding up of the Company. Each holder of Common Stock is entitled to share ratably in all assets of the Company remaining after payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock. Holders of Common Stock have no conversion, redemption, subscription or preemptive rights or other rights to subscribe for additional shares. The outstanding shares of Common Stock are validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

PREFERRED STOCK

     The Board of Directors is authorized to issue the Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions, including the dividend rights, conversion rights, voting rights, rights and terms of redemption, redemption price or prices, liquidation preferences and the number of shares constituting any series or the designations of such series, without any further vote or action by the stockholders of the Company. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action of the stockholders of the Company. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock of the Company, including the loss of voting control to others.

     The Company has adopted a Preferred Share Purchase Rights Plan (the "Rights Plan") which is designed to deter coercive or certain takeover tactics, to prevent a person or group from gaining control of the Company without offering fair value to all stockholders and to deter other abusive takeover tactics which are not in the best interest of stockholders. In May 1993, the Company executed the Rights Plan with its transfer agent and 250,000 Series A Preferred Shares were designated for potential issuance under the Rights Plan.

VOTING DEBENTURES


     The holders of the Debentures are entitled to vote on all matters submitted to a vote of the stockholders of the Company, voting together with the holders of the Common Stock (and any other shares of capital stock of the Company entitled to vote at a meeting of stockholders) as one class. Each Debenture is entitled to a number of votes equal to the number of shares of Common Stock into which the Debenture could then be converted. As of October 17, 1996, there was $50.0 million aggregate principal amount of Debentures outstanding which would convert into 4,545,454 shares of Common Stock.


DELAWARE ANTI-TAKEOVER LAW

     Section 203 of the Delaware General Corporation Law ("Section 203") provides, in general, that a stockholder acquiring more than 15% of the outstanding voting shares of a corporation subject to the statute

(an "Interested Stockholder") but less than 85% of such shares may not engage in certain "Business Combinations" with the corporation for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder unless (i) prior to such date the corporation's Board of Directors approved either the Business Combination or the transaction in which the stockholder became an Interested Stockholder or (ii) the Business Combination is approved by the corporation's board of directors and authorized by a vote of at lest two-thirds of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

     Section 203 defines the term "Business Combination" to encompass a wide variety of transactions with or caused by an Interested Stockholder in which the Interested Stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders, including mergers, certain asset sales, certain issuances of additional shares to the Interested Stockholder, transactions with the corporation which increase the proportionate interest of the Interested Stockholder, or transactions in which the Interested Stockholder receives certain other benefits.

REGISTRATION RIGHTS

     The Company has granted registration rights to the holders of the Debentures with respect to both the Debentures and the shares of Common Stock into which the Debentures may be converted. Pursuant to such rights, the Company may, on no more than one occasion and when requested by the holders of not less than 51% of the aggregate principal amount of the Debentures outstanding at such time the request is made, be required to register the Debentures for resale under the Securities Act. In addition, the Company may, on no more than three occasions, be required to register the shares of Common Stock into which the Debentures may be converted. Such registration may only be required of the Company if the registration is requested with respect to not less than 20% of the shares of Common Stock underlying the Debentures. Finally, shares of Common Stock into which the Debentures may be converted may also participate in any other registered offering initiated by the Company for its own account or for shares of Common Stock owned by other stockholders of the Company.

     The Company has granted registration rights to FoxMeyer Health Corporation ("FoxMeyer") in connection with the issuance of a convertible note and Series B Preferred Shares to FoxMeyer with respect to the shares of Common Stock issued upon conversion of the convertible note and the Series B Preferred Shares and issuable upon exercise of the warrants issued to FoxMeyer in those transactions. At any time, the holders of not less than 20% of the shares of Common Stock received or to be received in connection with these transactions may, on two occasions, require the Company to register such shares of Common Stock for resale under the Securities Act. In addition, shares of Common Stock issued or to be issued in connection with these transactions may also participate in any other registered offering initiated by the Company for its own account or for shares of Common Stock owned by other stockholders of the Company.

     The Company has granted registration rights to certain "affiliates" of Osbon with respect to shares of Common Stock received by them in the acquisition of Osbon by the Company. The holders of not less than 20% of the shares of Common Stock received in the acquisition of Osbon by holders of registration rights may, on one occasion, require the Company to register such shares of Common Stock for resale under the Securities Act. In addition, shares of Common Stock received by "affiliates" of Osbon in the Company's acquisition of Osbon may also participate in any other registered offering initiated by the Company for its own account or for shares of Common Stock owned by other stockholders of the Company.

     The Company has granted registration rights to certain "affiliates" of Dacomed with respect to shares of Common Stock received by them in the acquisition of Dacomed by the Company. The holders of not less than 20% of the shares of Common Stock received in the acquisition of Dacomed by the Company by the holders of registration rights may, on one occasion, require the Company to register such shares of Common Stock for resale under the Securities Act. In addition, shares of Common Stock received by "affiliates" of Dacomed in the Company's acquisition of Dacomed may also participate in any other registered offering initiated by the Company for its own account or for shares of Common Stock owned by other stockholders of the Company.

     The Company has granted certain piggyback registration rights with respect to shares of Common Stock to be received upon exercise of warrants issued to a lender in connection with loans to the Company and granted piggyback and demand registration rights to another lender with respect to shares issuable upon exercise of a warrant issued in connection with the Company's former credit facilities.

TRANSFER AGENT AND REGISTRAR

     American Stock Transfer and Trust Company is the transfer agent and registrar for the Common Stock.

                                  UNDERWRITING


     The Underwriters named below (the "Underwriters"), for whom Bear, Stearns & Co. Inc. ("Bear Stearns"), Needham & Company, Inc. and Piper Jaffray Inc. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company and the Selling Stockholders the number of shares of Common Stock set forth below opposite their respective names. The Underwriters are obligated to purchase and pay for all of such shares of Common Stock if any are purchased.



                                                                NUMBER OF
           UNDERWRITER                                           SHARES
    ---------------------------                                 ---------
    Bear, Stearns & Co. Inc. ................................
    Needham & Company, Inc. .................................
    Piper Jaffray Inc. ......................................



     The Underwriters have advised the Company and the Selling Stockholders that they propose to offer the Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers (who may include the Underwriters) at such public offering
price less a concession not to exceed $     per share. The selected dealers may
reallow a concession to certain other dealers not to exceed $     per share.
After this offering, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the Representatives.

     The Company and the Selling Stockholders have granted to the Underwriters an option exercisable for 30 days from the date of this Prospectus to purchase up to 750,000 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus less the underwriting discount. The Underwriters may exercise such options solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent the Underwriters exercise their option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of additional shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.

     The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

     Pursuant to the Underwriting Agreement, the Company, the Selling Stockholders certain other stockholders have agreed that they will not offer, issue, sell, agree to sell, grant any option for the sale of or otherwise dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (except for options granted pursuant to its existing stock option plans), for a period of 120 days from the date of this Prospectus without the prior written consent of Bear Stearns. The Company's directors and executive officers have agreed that, during such 120 day period, they will not offer, sell, grant any option to purchase or otherwise dispose (excluding certain pledges) of any shares of Common stock owned by them without the prior written consent of the Representatives.


     Bear Stearns, Needham & Company and Piper Jaffray have from time to time in recent years performed various investment banking services for the Company, for which they have received customary compensation. Bear Stearns owns a warrant to purchase 50,000 shares of Common Stock which expires in 2001 and has an exercise price of $7.25 per share.

                                 LEGAL MATTERS

     The validity of the Common Stock will be passed upon for the Company by Morrison & Foerster LLP, Irvine, California. Certain matters relating to this offering will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom, Los Angeles, California.

                                    EXPERTS

     The consolidated financial statements of the Company as of March 31, 1996 and for the nine months then ended and as of June 30, 1995 and for the year then ended appearing herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of the Company as of June 30, 1994 and for the year then ended have been audited, as to the combination only, by Ernst & Young LLP. These consolidated financial statements included UROHEALTH Systems, Inc., Dacomed Corporation, Allstate Products, Inc, Osbon Medical Systems, Ltd. and Advanced Surgical Inc. The consolidated financial statements of the Company as of June 30, 1994 and for the year then ended were audited by Doane Raymond, Chartered Accountants. The consolidated financial statements of Dacomed Corporation as of June 24, 1995, and for the fiscal year then ended and for the fiscal year ended October 29, 1994, were audited by KPMG Peat Marwick LLP, independent accountants. The consolidated financial statements of Osbon Medical Systems Ltd. as of September 30, 1994 and for the year then ended have been audited by Cherry, Bekaert & Holland, independent certified public accountants. The consolidated financial statements of Advanced Surgical Inc. for the year ended December 31, 1994 and the year then ended, have been audited by Coopers & Lybrand L.L.P., independent auditors, as set forth in their report, which includes an explanatory paragraph related to Advanced's ability to continue as a going concern. The consolidated financial statements of the Company as of June 30, 1994 and for the year then ended are included herein in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

     The consolidated financial statements of Richard-Allan Medical Industries, Inc. as of March 31, 1996 and for the nine months then ended and as of June 30, 1995 and 1994 and for the years then ended, appearing in the Company's Form 8-K/A filed with the Securities and Exchange Commission on September 26, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                             AVAILABLE INFORMATION


     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Chicago Regional Office, Room 1024, Klyczynski Building, 230 South Dearborn Street, Chicago, Illinois 60604; and New York Regional Office, 75 Park Place, 14th Floor, New York, New York 10017. In addition, certain of the information regarding the Company is available through the Internet by accessing the Securities and Exchange Commission web site at http://www.sec.gov. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, such material can be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

     The Company has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended, with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained herein concerning the provisions of any documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. For further information concerning the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits and schedules thereto. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the Commission's principal office, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Commission's Public Reference Section at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company hereby incorporates by reference in this Prospectus the following documents, which have been filed with the Commission pursuant to the Exchange Act: (i) the Company's Annual Report on Form 10-K for the transition period ended March 31, 1996; (ii) the Company's Current Report on Form 8-K, dated July 1, 1996, as amended by the Form 8-K/A's filed with the Commission on August 12, 1996 and September 26, 1996; and (iii) the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus (excluding exhibits to the information that is incorporated herein by reference unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests for such copies should be directed to Kevin M. Higgins, Senior Vice President and General Counsel, UROHEALTH Systems, Inc., 5 Civic Plaza, Suite 100, Newport Beach, 92660; telephone number (714) 668-5858.

     Any statement contained in a document incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed incorporated document or in any accompanying prospectus supplement modifies or supersedes such statement (but not to the extent that any statement and any such other filed document is only summarized herein or in any other subsequently filed document). Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                       PAGE
                                                                                       -----
Independent Auditors Reports.........................................................  F-2
Consolidated Balance Sheets as of June 30, 1995 and March 31, 1996...................  F-8
Consolidated Statement of Operations for the years ended June 30, 1994 and 1995 and for the nine months ended March 31, 1996...........................................  F-9
Consolidated Statements of Common Stockholders' Equity for the years ended June 30,
  1994 and 1995 and for the nine months ended March 31, 1996.........................  F-10
Consolidated Statements of Cash Flows for the years ended June 30, 1994 and 1995 and for the nine months ended March 31, 1996...........................................  F-11
Notes to Consolidated Financial Statements...........................................  F-12
Condensed Consolidated Balance Sheet as of June 30, 1996.............................  F-29
Condensed Consolidated Statements of Operations for the three months ended
  June 30, 1995 and 1996.............................................................  F-30
Condensed Consolidated Statements of Cash Flows for the three months ended
  June 30, 1995 and 1996.............................................................  F-31
Notes to the Condensed Consolidated Financial Statements.............................  F-32

                         REPORT OF INDEPENDENT AUDITORS


Stockholders and Board of Directors
UroHealth Systems, Inc.

     We have audited the accompanying consolidated balance sheets of UroHealth Systems, Inc. as of March 31, 1996, and June 30, 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for the nine months ended March 31, 1996 and the year ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audits. We did not audit the fiscal 1995 financial statements of Dacomed Corporation, a wholly-owned subsidiary, which statements reflect total assets and total revenues constituting 4% and 10% of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included in the fiscal 1995 consolidated financial statements for Dacomed Corporation, is based solely on the report of other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

     In our opinion, based upon our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of UroHealth Systems, Inc. at March 31, 1996 and June 30, 1995, and the consolidated results of its operations and its cash flows for the nine months ended March 31, 1996 and the year ended June 30, 1995 in conformity with generally accepted accounting principles.

     We also have audited, as to combination only, the accompanying consolidated statements of operations, stockholders' equity and cash flows for the year ended June 30, 1994. As described in Note 1, these statements have been combined from the financial statements of UroHealth Systems, Inc., Dacomed Corporation, Allstate Medical Products, Inc., Osbon Medical Systems, Ltd., and Advanced Surgical, Inc. (which statements are not presented separately herein). The reports of the other auditors who have audited these statements, other than the financial statements of Allstate Medical Products, Inc., which are immaterial and unaudited, appear elsewhere herein. In our opinion, the accompanying consolidated financial statements for the year ended June 30, 1994 have been properly combined on the basis described in Note 1.


                                          /s/  ERNST & YOUNG LLP
                                          --------------------------------
                                               Ernst & Young LLP

Orange County, California
June 4, 1996

                         REPORT OF INDEPENDENT AUDITORS

To the Directors of
UROHEALTH Systems, Inc.

     We have audited the consolidated statements of operations, stockholders' equity and cash flows of UROHEALTH Systems, Inc. for the year ended June 30, 1994 (not included herein) presented under United States generally accepted accounting principles. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     Under date of August 22, 1994, we previously reported, without qualification, on the consolidated statements of operations, shareholders' equity and cash flows of the company for the year ended June 30, 1994 presented in accordance with accounting principles generally accepted in Canada.

     In our opinion, the consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the results of operations of the company and its cash flows for the year ended June 30, 1994 in accordance with accounting principles generally accepted in the United States.

                                          /s/  DOANE RAYMOND
                                          --------------------------------------
                                               Chartered Accountants

Toronto, Canada
August 22, 1994

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Dacomed Corporation:

     We have audited the accompanying consolidated balance sheet of Dacomed Corporation and subsidiary as of June 24, 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for the fiscal year then ended (not included separately herein). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dacomed Corporation and subsidiary as of June 24, 1995, and the results of their operations and their cash flows for the fiscal year then ended, in conformity with generally accepted accounting principles.

                                          /s/  KPMG PEAT MARWICK LLP
                                          --------------------------------------
                                               KPMG Peat Marwick LLP

Minneapolis, Minnesota
October 10, 1995

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders
Dacomed Corporation:

     We have audited the accompanying consolidated statements of operations, stockholders' equity, and cash flows of Dacomed Corporation and subsidiary for the fiscal year ended October 29, 1994 (not included separately herein). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the 1994 consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Dacomed Corporation and subsidiary for the fiscal year ended October 29, 1994, in conformity with generally accepted accounting principles.



                                          /s/  KPMG PEAT MARWICK LLP
                                          --------------------------------------
                                               KPMG Peat Marwick LLP

Minneapolis, Minnesota
December 19, 1994

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Advanced Surgical, Inc.:

     We have audited the accompanying consolidated balance sheet of Advanced Surgical, Inc. and subsidiary as of December 31, 1994, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advanced Surgical, Inc. and subsidiary as of December 31, 1994, and the results of their operations and their cash flows for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses and negative cash flows from operations. The Company anticipates that losses and negative cash flows from operations will continue and that cash resources currently available may not be sufficient to sustain operations through 1995. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                               /s/ COOPERS & LYBRAND L.L.P.

                                               ----------------------------
                                                 COOPERS & LYBRAND L.L.P.

Princeton, New Jersey
February 24, 1995

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Stockholders of
Osbon Medical Systems, Ltd.:

     We have audited the accompanying balance sheet of Osbon Medical Systems, Ltd. ("the Company") as of September 30, 1994, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Osbon Medical Systems, Ltd. as of September 30, 1994, and the results of its operations, changes in stockholders' equity and cash flows for the year then ended, in conformity with generally accepted accounting principles.



                                          /s/  CHERRY, BEKAERT & HOLLAND, L.L.P.
                                          --------------------------------------
                                               Cherry, Bekaert & Holland, L.L.P.

Augusta, Georgia
December 6, 1994 (except with respect to the matter discussed in Note 19, as to which the date is September 5, 1995)

                            UROHEALTH SYSTEMS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                                        UNAUDITED
                                                                                        PRO FORMA
                                                             JUNE 30,     MARCH 31,     MARCH 31,
                                                               1995         1996          1996
                                                             --------     ---------     ---------
                                                                   (IN THOUSANDS, EXCEPT
                                                                      PER SHARE DATA)
ASSETS
Current assets:
  Cash and equivalents.....................................  $  1,051      $  1,185      $ 33,695
  Short-term investments...................................     1,026            --            --
  Receivables, net of allowance for doubtful accounts of
     $538 and $1,644 in 1995 and 1996, respectively........     6,666         7,337         7,337
  Note receivable from officer of subsidiary...............       105            --            --
  Inventories..............................................     4,680         5,705         5,705
  Prepaids and deposits....................................       932         1,685         1,685
  Deferred debt issuance costs.............................        --           614         4,731
                                                             --------      --------      --------
Total current assets.......................................    14,460        16,526        53,153
Property and equipment, net................................     8,698         8,132         8,132
Patents and intangibles, net of accumulated amortization of
  $1,860  and $2,102 in 1995 and 1996, respectively........     2,334         2,135         2,135
Deposits and other assets..................................       273           649           649
Goodwill...................................................       409           393           393
                                                             --------      --------      --------
                                                             $ 26,174      $ 27,835      $ 64,462
                                                             ========      ========      ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses....................  $  6,670      $  9,455      $  9,455
  Compensation and employee benefits.......................     1,259         2,045         2,045
  Restructuring accrual....................................       268         1,345         1,345
  Revolving lines of credit................................     1,689         7,123            --
  Current portion of notes payable and capital leases......       531           286           286
                                                             --------      --------      --------
Total current liabilities..................................    10,417        20,254        13,131
Long-term liabilities:
  Notes payable............................................     1,077         6,641           641
  Capital leases...........................................       323           211           211
  Convertible note.........................................     1,077         1,284            --
  Other liabilities........................................       151           185           185
  Restructuring, less current portion......................       218           823           823
Minority interest in consolidated subsidiary...............     1,230         1,073         1,073
Redeemable convertible preferred stock.....................     1,143         3,554            --
Convertible subordinated debentures........................        --            --        50,000
Commitments and contingencies
Common stockholders' equity:
  Preferred stock, $0.001 par value
     Authorized shares -- 5,000,000
     Issued and outstanding shares -- none.................        --            --            --
  Common stock, $0.001 par value
     Authorized shares -- 20,000,000
     Issued and outstanding shares -- 12,287,000 and
       12,460,000, respectively (13,266,000 pro forma).....        12            12            13
  Warrants.................................................     1,402         2,922         4,172
  Additional paid-in capital...............................    52,820        55,050        59,887
  Foreign currency adjustment..............................       115           (98)          (98)
  Deficit..................................................   (43,811)      (64,076)      (65,576)
                                                             --------      --------      --------
Total common stockholders' equity..........................    10,538        (6,190)       (1,602)
                                                             --------      --------      --------
                                                             $ 26,174      $ 27,835      $ 64,462
                                                             ========      ========      ========

                            See accompanying notes.

                            UROHEALTH SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                         NINE
                                                                                        MONTHS
                                                              YEAR ENDED JUNE 30,        ENDED
                                                             ---------------------     MARCH 31,
                                                               1994         1995         1996
                                                             --------     --------     ---------
                                                                   (IN THOUSANDS, EXCEPT
                                                                      PER SHARE DATA)
Net sales..................................................  $ 37,828     $ 45,453      $ 39,641
Cost of sales..............................................    13,993       16,159        12,896
                                                             --------     --------      --------
Gross profit...............................................    23,835       29,294        26,745
Operating expenses:
  Selling, general and administrative......................    32,802       35,145        32,218
  Research and development.................................     9,470        8,805         1,324
  Restructuring charges....................................        --        1,200         5,456
  Direct acquisition costs.................................        --          851         4,232
  Settlement of litigation.................................     1,000          300            --
                                                             --------     --------      --------
Total operating expenses...................................    43,272       46,301        43,230
                                                             --------     --------      --------
Loss from operations.......................................   (19,437)     (17,007)      (16,485)
Other income (expense):
  Minority interest consisting of accrued dividends on
     preferred stock of subsidiary.........................      (175)         (78)          (55)
  Interest income..........................................       318          263            23
  Interest expense.........................................      (267)        (303)       (1,002)
  Other....................................................        --            5           (48)
                                                             --------     --------      --------
Loss before taxes..........................................   (19,561)     (17,120)      (17,567)
Provision for income taxes.................................       566        1,386           431
                                                             --------     --------      --------
Net loss...................................................  $(20,127)    $(18,506)     $(17,998)
                                                             ========     ========      ========
Net loss per share:
  Net loss.................................................  $(20,127)    $(18,506)     $(17,998)
                                                             --------     --------      --------
  Dividends and accretion on redeemable convertible
     preferred stock.......................................        --          (45)         (579)
                                                             --------     --------      --------
  Net loss attributable to common stockholders.............  $(20,127)    $(18,551)     $(18,577)
                                                             ========     ========      ========
  Net loss per share.......................................  $  (1.77)    $  (1.52)     $  (1.50)
                                                             ========     ========      ========
Weighted average number of shares used to compute net loss
  per share................................................    11,384       12,235        12,344
                                                             ========     ========      ========

                            See accompanying notes.

                            UROHEALTH SYSTEMS, INC.

             CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                          COMMON STOCK                   ADDITIONAL                  FOREIGN
                                       ------------------                 PAID-IN                   CURRENCY
                                       SHARES     AMOUNT     WARRANTS     CAPITAL      DEFICIT     TRANSLATION     TOTAL
                                       ------    --------    --------    ----------    --------    -----------    --------
Balance at June 30, 1993.............  11,003    $ 34,238     $   --       $ 3,235     $(17,083)      $  --       $ 20,390
  Redeemable common stock............      --          --         --          (281)          --          --           (281)
  Stock compensation.................      --          --         --           926           --          --            926
  Exercise of options and warrants...      56         195         --             1           --          --            196
  Stockholder distribution...........      --          --         --            --          (85)         --            (85)
  Change in valuation of redeemable
     common stock....................      --          --         --            --          281          --            281
  Foreign currency translation.......      --          --         --            --            8          --              8
  Issue of shares subscribed.........     250         598         --            --           --          --            598
  Cancellation of stock options......      --          --         --           (10)          --          --            (10)
  Exchange of preferred stock of
     subsidiary......................     323       4,453         --            --           --          --          4,453
  Purchase of Laparomed
     Corporation.....................     236       6,990         --            --           --          --          6,990
  Net loss...........................      --          --         --            --      (20,127)         --        (20,127)
  Net unrealized gain/loss on
     investments.....................      --          --         --            --           --          --
  Settlement of litigation...........      --          --      1,000            --           --          --          1,000
                                       ------    --------     ------       -------     --------       -----       --------
Balance at June 30, 1994.............  11,868      46,474      1,000         3,871      (37,006)         --         14,339
  Exercise of options and warrants...      55          87         --            --           --          --             87
  Issuance of common shares..........     169         899         --            95           --          --            994
  Warrants...........................      --          --        402            --           --          --            402
  Exchange of preferred stock of
     subsidiary......................     195       2,720         --            --           --          --          2,720
  Reincorporation in Delaware........      --     (50,168)        --        50,168           --          --             --
  Adjustment for pooling of
     interest........................      --          --         --            --       10,432          --         10,432
  Dividends and accretion on
     redeemable convertible preferred
     stock...........................      --          --         --            --          (45)         --            (45)
  Net loss...........................      --          --         --            --      (18,506)         --        (18,506)
  Foreign currency translation.......      --          --         --            --           --         115            115
                                       ------    --------     ------       -------     --------       -----       --------
Balance at June 30, 1995.............  12,287          12      1,402        54,134      (45,125)        115         10,538
  Adjustments for pooling of
     interests.......................      --          --         --            --         (374)         --           (374)
  Exercise of options and warrants...     170          --         --           871           --          --            871
  Exchange of preferred stock of
     subsidiary......................       3          --         --            45           --          --             45
  Dividends and accretion on
     redeemable convertible preferred
     stock...........................      --          --         --            --         (579)         --           (579)
  Warrants...........................      --          --      1,520            --           --          --          1,520
  Net loss...........................      --          --         --            --      (17,998)         --        (17,998)
  Foreign currency translation.......      --          --         --            --           --        (213)          (213)
                                       ------    --------     ------       -------     --------       -----       --------
Balance at March 31, 1996............  12,460    $     12     $2,922       $55,050     $(64,076)      $ (98)      $ (6,190)
                                       ======    ========     ======       =======     ========       =====       ========

                            See accompanying notes.

                            UROHEALTH SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                           YEAR ENDED JUNE 30,      NINE MONTHS ENDED
                                                                          ---------------------         MARCH 31,
                                                                            1994         1995             1996
                                                                          --------     --------     -----------------
OPERATING ACTIVITIES
Net loss................................................................  $(20,127)    $(18,506)         $(17,998)
Noncash items included in net loss:
  Depreciation and amortization.........................................     1,612        2,723             1,422
  Loss on retirement/write-off of assets................................       114           26               629
  Deferred income taxes.................................................       160           46              (110)
  Amortization of deferred loan costs...................................        --           --               637
  Settlement of litigation..............................................     1,000           --                --
  Increase in provision for doubtful accounts...........................       322           54             1,106
  Stock compensation....................................................       936           --                --
  Other.................................................................         8          147                49
  Equity issued for purchased research and development..................     5,312        5,312                --
Changes in operating assets and liabilities:
  Receivables...........................................................    (1,472)      (1,563)           (1,743)
  Inventories...........................................................      (399)        (604)           (1,092)
  Prepaids and deposits.................................................       110         (261)           (1,044)
  Note receivable from related party....................................       (40)         (60)               --
  Other.................................................................       (64)         469                --
  Accounts payable and accrued expenses.................................       659        2,968             2,909
  Compensation and employee benefits....................................       (18)         343               729
  Accrued dividends on preferred stock of subsidiary....................       175          132                --
  Accrued restructuring charges.........................................        --          486             2,005
  Other.................................................................        24           76                --
                                                                          --------     --------          --------
Net cash used in operating activities...................................   (11,688)      (8,212)          (12,501)
INVESTING ACTIVITIES
Purchase of investments.................................................    (2,280)      (2,280)               --
Purchases of property and equipment, net................................    (1,935)      (3,469)           (2,596)
Proceeds from disposal of property and equipment........................      (163)           5               788
Cash acquired from acquisition of business..............................     1,008           --                --
Sale of investments.....................................................     5,972        6,361             1,026
Patents/intangibles.....................................................      (398)        (315)              (43)
Deposits and other assets...............................................       324        1,162                --
Other...................................................................       (60)         (31)               --
                                                                          --------     --------          --------
Net cash provided by (used in) investing activities.....................     2,468        1,433              (825)
FINANCING ACTIVITIES
Issuance of common shares...............................................       177          748                --
Exercise of employee stock options......................................        18            1               700
Issuance of preferred stock by subsidiary...............................     6,286        1,831                --
Issuance of redeemable convertible preferred stock......................        --        1,500             1,830
Issuance of warrants....................................................        --           --               670
Proceeds from notes payable.............................................       314          738                --
Proceeds from term loan.................................................        --           --             5,579
Proceeds from issuance of convertible debt..............................        --        1,000                --
Proceeds from revolving lines of credit.................................    11,280        9,278             5,568
Principal payments on notes payable and capital leases..................      (761)        (724)             (887)
Principal payments on lines of credit...................................   (11,021)      (9,022)               --
Cash paid for shareholder distribution..................................       (85)          --                --
                                                                          --------     --------          --------
Net cash provided by financing activities...............................     6,208        5,350            13,460
                                                                          --------     --------          --------
Net increase (decrease) in cash.........................................    (3,012)      (1,429)              134
Cash, beginning of year.................................................     6,798        3,994             1,051
                                                                          --------     --------          --------
Cash, end of year.......................................................  $  3,786     $  2,565             1,185
                                                                          ========     ========          ========
NONCASH INVESTING AND FINANCING ACTIVITIES
Equipment acquired under capital leases.................................  $    235     $    160                --
                                                                          ========     ========          ========
Preferred stock of subsidiary exchanged for common shares of the
  Company...............................................................  $  4,452     $  2,721                45
                                                                          ========     ========          ========
Shares subscribed for in 1992 for which common shares were issued in
  1994..................................................................  $    598     $     --                --
                                                                          ========     ========          ========
Equity issued in acquisition of a business..............................        --        6,990                --
                                                                          ========     ========          ========
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest..................................................  $     57     $    195               912
                                                                          ========     ========          ========
Cash paid for taxes, net of refunds.....................................  $      5     $  1,262             1,010
                                                                          ========     ========          ========

                            See accompanying notes.

                            UROHEALTH SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  DESCRIPTION OF THE COMPANY AND BASIS OF FINANCIAL STATEMENT PRESENTATION

  Description of the Company

     UROHEALTH Systems, Inc. (the "Company") is engaged in the manufacture, marketing and distribution of products used by urologists and gynecologists. The Company is focused on developing a broad range of products specific to these two specialities using a direct sales distribution channel.

  Basis of Financial Statement Presentation

     In 1996, the Company changed its fiscal year end to March 31. Fiscal 1996 is a nine month transition period ended March 31, 1996.

     During the nine month period ended March 31, 1995, the Company's results of operations included: net sales of $32.7 million; gross profits of $21.7 million; income taxes of $1.0 million; net loss of $15.5 million; and net loss per share of $1.28.

     Financial information for fiscal years 1994 and 1995 has been restated to reflect mergers with Osbon Medical Systems Ltd., Dacomed Corporation, Advanced Surgical, Inc. and Allstate Medical Products, Inc. Significant intercompany accounts and transactions have been eliminated in consolidation and certain amounts have been reclassified in prior periods to conform to the current period presentation.

  Unaudited Pro Forma Financial Information

     The accompanying pro forma balance sheet as of March 31, 1996 has been prepared assuming the Company completed a private placement of $50.0 million of convertible subordinated debentures and converted the convertible note and redeemable convertible preferred stock into common stock as of that date.

     The first and second closings of a private placement of $50.0 million, 8.75% convertible debentures were completed on May 13, 1996 and May 20, 1996, respectively, and upon consummation of the third closing, is estimated to provide proceeds of approximately $45.0 million, net of debt issuance costs (Note 7). The Company used $16.5 million of the private placement proceeds to repay amounts outstanding under a Credit Agreement. As of March 31, 1996, approximately $13.1 million was outstanding under the Credit Agreement (Note 6). In connection with the $50.0 million private placement, a break-up fee consisting of $500,000 cash and 200,000 warrants, was paid to the lender under the Credit Agreement. The warrants have an exercise price of $9.15 and expire in May 2001. The break-up fee and unamortized deferred loan costs related to the Credit Agreement totaling approximately $2.0 million, net of taxes, will be recorded as an extraordinary expense in fiscal 1997.

     Also on May 13, 1996, obligations under the convertible note and redeemable convertible preferred stock, totalling approximately $8.5 million, were exchanged for 1,414,827 shares of the Company's common stock, (Note 8). As of March 31, 1996, approximately $4.8 million was outstanding under these securities and were convertible into approximately 806,000 shares.

  Business Combinations

     In December 1995, the Company acquired all of the outstanding common stock of Osbon Medical Systems, Ltd. (Osbon), a private healthcare company in the urological products field and Advanced Surgical, Inc. (Advanced), a publicly held manufacturer and distributor of minimally invasive surgical products and a proprietary female incontinence product under development. The acquisitions were completed in two separate transactions both of which have been accounted for as pooling of interests and accordingly, the accompanying consolidated financial statements of the Company include the assets, liabilities and operations of these companies with those of the Company for all periods presented. The Company issued 5,937,833 shares of its common stock in connection with these acquisitions.

                            UROHEALTH SYSTEMS, INC.

1. DESCRIPTION OF THE COMPANY AND BASIS OF FINANCIAL STATEMENT PRESENTATION (CONTINUED)

     In July 1995, the Company acquired all of the outstanding common stock of Dacomed Corporation (Dacomed), a private healthcare company in the urological products field and Allstate Medical Products, Inc. (Allstate), a private manufacturer and distributor of disposable urinary incontinence products. The acquisitions were completed in two separate transactions both of which have been accounted for as pooling of interests and accordingly, the accompanying consolidated financial statements of the Company include the assets, liabilities and operations of these companies with those of the Company for all periods presented. The Company issued 1,800,856 shares of its common stock in connection with these acquisitions.

     The results of operations previously reported by Osbon, Advanced, Dacomed and Allstate included in the accompanying consolidated financial statements are summarized below (in thousands):

                                                                                     NINE
                                                                                    MONTHS
                                                          YEAR ENDED JUNE 30,        ENDED
                                                         ---------------------     MARCH 31,
                                                           1994         1995         1996
                                                         --------     --------     ---------
    Net sales:
      Osbon............................................  $ 20,681     $ 25,767     $  23,653
      Advanced.........................................     1,754        2,231         1,223
      Dacomed..........................................     8,920        9,300         8,017
      Allstate.........................................     2,215        2,275         1,798
      UroHealth........................................     4,258        5,880         4,950
                                                         --------     --------      --------
              Combined.................................  $ 37,828     $ 45,453     $  39,641
                                                         ========     ========      ========
    Net income (loss):
      Osbon............................................  $    813     $  2,035     $     528
      Advanced.........................................   (13,068)     (12,283)       (2,408)
      Dacomed..........................................    (1,389)        (692)       (1,310)
      Allstate.........................................       148          (42)         (623)
      UroHealth........................................    (6,631)      (7,524)      (14,185)
                                                         --------     --------      --------
              Combined.................................  $(20,127)    $(18,506)    $ (17,998)
                                                         ========     ========      ========

     Prior to the December 1995 merger, Osbon prepared its financial statements on the basis of a September 30 fiscal year and Advanced had a December 31 year end. The consolidated results of operations for the years ended June 30, 1994 and 1995 include the results of operations of Osbon for the years ended September 30, 1994 and 1995, respectively. Accordingly, revenues of approximately $6,809,000 and net income from operations of $373,000 were included in the consolidated results of operations for both fiscal periods ended June 30, 1995 and March 31, 1996. The consolidated results of operations for the years ended June 30, 1994 and 1995 include the results of operations of Advanced for the year ended December 31, 1994 and for the year ended June 30, 1995, respectively. Accordingly, revenues of approximately $1,111,000 and net loss from operations of $10,154,000 for Advanced were included in both the June 30, 1994 and 1995 consolidated results of operations.

     Prior to the July 1995 merger, Dacomed and Allstate prepared their financial statements on the basis of an October 31 and December 31 fiscal year end, respectively. Revenues of approximately $3,500,000 and net loss from operations of $315,000 of Dacomed for the period from July 1, 1994 to October 31, 1994 were included in both the June 30, 1994 and 1995 consolidated results of operations. Revenues of approximately $1,100,000 and net income of $74,000 of Allstate for the period from July 1, 1994 to December 31, 1994 were included in both the June 30, 1994 and 1995 consolidated results of operations.

                            UROHEALTH SYSTEMS, INC.

1. DESCRIPTION OF THE COMPANY AND BASIS OF FINANCIAL STATEMENT PRESENTATION (CONTINUED)

     No adjustments were required to be made to the net assets of the combining enterprises to conform accounting practices. There was no effect on net income previously reported. The individual fiscal years of the merged companies were not changed.

     On March 17, 1995, the Company acquired all of the issued and outstanding stock of UroHealth of Kentucky, Inc. in exchange for an aggregate of 25,000 shares of the Company's common stock and assumption of debt, aggregating approximately $137,000 to two principal stockholders of UroHealth of Kentucky, Inc. The acquisition of UroHealth of Kentucky, Inc. has been accounted for by the purchase method of accounting and, accordingly, the operations are included in the accompanying consolidated financial statements from the acquisition date. The excess of cost over fair value of net assets acquired in this transaction has been allocated to goodwill in the consolidated balance sheet. In addition, one principal stockholder entered into an employment agreement, two principal stockholders entered into consulting arrangements with the Company, and all three principal stockholders are entitled to receive, in the aggregate, fifty percent of the Company's net profits generated from future incontinence clinics operated by the Company if employing the UroHealth of Kentucky, Inc. operating model.

     On July 27, 1994 through its Advanced subsidiary, the Company purchased all of the outstanding capital stock of Laparomed Corporation, a developer, manufacturer and marketer of single-use instruments for minimally invasive surgery, primarily laparoscopic procedures used by gynecologists and general surgeons, in exchange for 236,000 shares of the Company's common stock. The acquisition has been accounted for by the purchase method of accounting and the purchase price of $6,990,000 approximates the fair value of the net assets acquired. The operating results of this acquisition, including purchased research and development as a result of this acquisition, are included in the Company's consolidated results of operations from the date of the Laparomed acquisition. During the fiscal year ended June 30, 1995, the Company incurred approximately $1,665,000 related to the relocation of Laparomed's operations and employee termination costs.

2.  SIGNIFICANT ACCOUNTING POLICIES

  Revenue Recognition

     Revenue from sales of manufactured products is recognized upon shipment to customers.

  Cash and Equivalents

     Cash and equivalents include time deposits, certificates of deposit and other marketable securities with original maturities of three months or less.

  Property and Equipment

     Property and equipment are recorded at cost, less accumulated depreciation and amortization. Maintenance and repairs are charged to expense as incurred, and renewals and betterments are capitalized. Depreciation and amortization are provided on the straight line method over the assets estimated useful lives. Estimated useful lives range from five to seven years for office equipment, five to ten years for equipment and tooling, ten years for molds and three to five years for vehicles. For leasehold improvements, the useful life is determined to be the original term of the lease.

  Patents, Intangibles and Goodwill

     Intangible assets consisting of patents, trademarks and goodwill are amortized on a straight-line basis over various periods up to twenty years. Intangible assets are reviewed if the facts and circumstances suggest that they may be impaired. An intangible asset is deemed to be impaired when the unamortized balance exceeds the undiscounted estimated future cash flows from the related assets.

                            UROHEALTH SYSTEMS, INC.

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  Advertising Expense

     Advertising and promotion costs are expensed when incurred. Such costs in fiscal 1994, 1995 and 1996 were $952,000, $1,037,000 and $727,000, respectively.

  Research and Development Expense

     Research and development expenses are charged against income as incurred.

  Warranty and Product Liability Costs

     Estimated warranty costs, insurance deductible amounts associated with product liability claims, and an amount for incurred but not reported product liability incidents are accrued in the period the products are sold. Actual costs are charged against the accrual when paid.

  Per Share Information

     Net loss per share is based on net income attributable to common stockholders and the weighted average number of shares of common stock outstanding during the periods presented. Common stock equivalents have not been included in the calculation as they are anti-dilutive.

  Recent Accounting Pronouncements

     Effective March 1995, the Financial Accounting Standards Board issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long Lived Assets to be Disposed of ("FAS 121), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than assets' carrying amount. FAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted FAS 121 during the first quarter of fiscal 1996 and, with no material effect to its financial statement position or results of operations.

     In November 1995, the Financial Accounting Standards Board issued Statement No. 123 Accounting for Stock Based Compensation ("FAS 123"). The Company has elected to continue accounting for stock options under APB No. 25 Accounting for Stock Issued to Employees and adopt the pro forma disclosure provisions of FAS
123. The adoption of FAS 123 would not have a material effect on the Company's financial position or results of operations for the year ended December 31, 1995.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                            UROHEALTH SYSTEMS, INC.

3.  INVESTMENTS

     All investments have been classified as available-for-sale, and are carried at fair value or amortized cost. At June 30, 1995, investments consist of mutual funds, corporate bonds and certificates of deposits in the amounts of $1.0 million, $20,000 and $6,000, respectively. All debt securities carried as investments matured in six months or less.

4.  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following (in thousands):

                                                                      JUNE 30,     MARCH 31,
                                                                        1995         1996
                                                                      --------     ---------
    Office equipment................................................   $ 4,027      $ 4,560
    Equipment and tooling...........................................     5,582        3,920
    Molds...........................................................     2,169        2,177
    Leasehold improvements..........................................       462        1,150
    Building........................................................     1,265        1,718
    Land............................................................       247          247
    Other...........................................................       484          962
                                                                       -------      -------
                                                                        14,236       14,734
    Accumulated depreciation........................................     5,538        6,602
                                                                       -------      -------
                                                                       $ 8,698      $ 8,132
                                                                       =======      =======
    Equipment recorded under capital leases included above..........   $   534          534
    Accumulated depreciation thereon................................        80          124
                                                                       -------      -------
                                                                       $   454      $   410
                                                                       =======      =======

5.  INVENTORIES

     Inventories are carried at the lower of cost, determined on the first-in, first-out basis, or market and consist of the following (in thousands):

                                                                       JUNE 30,     MARCH 31,
                                                                         1995         1996
                                                                       --------     ---------
    Raw materials and supplies.......................................   $1,783       $1,963
    Work in progress.................................................      262          318
    Finished goods...................................................    2,635        3,424
                                                                        ------       ------
                                                                        $4,680       $5,705
                                                                        ======       ======

                            UROHEALTH SYSTEMS, INC.

6.  NOTES PAYABLE AND LINES OF CREDIT

     Notes payable consist of the following (dollars in thousands):

                                                                                     MARCH
                                                                       JUNE 30,       31,
                                                                         1995         1996
                                                                       --------     --------
    Term loan under Credit Agreement, repaid May 13, 1996..........     $   --       $6,000
    Bank note, interest at prime plus 3%, repaid in November
      1995.........................................................        375           --
    Bank note, interest at 8.75%, repaid in April 1996.............        338          326
    Bank note, interest at 8.75%, repaid in April 1996.............        253          221
    Bank note dated December 21, 1992, due in 180 monthly
      installments with interest at 8.75% collateralized by a
      building.....................................................        180          175
    Unsecured bank notes with interest rates of prime plus .5% to
      10%, repaid in October 1995..................................        170           --
    Bank note dated April 29, 1994, due in 36 monthly installments
      with interest at 8.75%; collateralized by equipment..........         42           41
    Bank note dated February 11, 1994, due in 30 monthly
      installments with interest at 8.75%; collateralized by
      equipment....................................................         34           29
    Various notes payable with interest from 8.5% to 10%, due dates
      through August 1, 1997, secured by equipment.................         43           19
                                                                        ------       ------
                                                                         1,435        6,811
              Less current maturities..............................        358          170
                                                                        ------       ------
                                                                        $1,077       $6,641
                                                                        ======       ======

     Revolving lines of credit consist of the following (dollars in thousands):

                                                                       JUNE 30,     MARCH 31,
                                                                         1995         1996
                                                                       --------     ---------
    Line of credit under Credit Agreement, interest at prime rate
      plus 4%, repaid in May 1996....................................   $   --       $ 5,500
    Line of credit with a bank in the lesser of $2,000 or 80% of subsidiaries' qualifying accounts receivable; interest at the bank's prime minus .25%; guaranteed by a stockholder of the
      company; repaid in May 1996....................................      986         1,623
    Line of credit with interest at the bank's reference rate plus
      2.5%; repaid in April 1996.....................................      378            --
    Line of credit, interest at bank prime plus 2%, repaid in
      November 1995..................................................      150            --
    Line of credit, interest at bank prime plus 2%, repaid in October
      1995...........................................................      175            --
                                                                        ------        ------
                                                                        $1,689       $ 7,123
                                                                        ======        ======

     In October 1995, the Company refinanced all lines of credit assumed under the Dacomed and Allstate mergers under a Credit Facility which provided for borrowings up to $2.6 million under a revolving line of credit and maintained an existing $375,000 term loan. In connection with the Credit Facility the Company also granted 50,000 warrants with a five year term and an exercise price of $10.50.

     In November 22, 1995, the Company refinanced the $2.6 million revolving line of credit and the $375,000 term loan under the Credit Facility, entering into a $10.0 million Credit Agreement with a new bank. The Credit Agreement consisted initially of a $6.0 million term loan and a $4.0 million revolving line of credit. The revolving line of credit under the Credit Agreement was increased to $5.5 million in March 1996 and to $10.5 million in April 1996. Interest on all borrowings under the Credit Agreement was at the bank's prime rate plus 4.0% (plus 2.0% in the event of default). The Credit Agreement was repaid with proceeds from the sale of convertible subordinated debentures in May 1996.


     In connection with the initial borrowings under the Credit Agreement, the Company granted a warrant to purchase 366,667 shares of the Company's common stock at $9.15 per share. The warrant expires on November 22, 2000. In connection with subsequent increases of amounts available under the line of credit and significant covenant modifications the Company granted a warrant to purchase 350,000 shares of the Company's common stock at $9.15 per share. The warrant expires on April 12, 2001.

                            UROHEALTH SYSTEMS, INC.

7.  CONVERTIBLE SUBORDINATED DEBENTURES -- (UNAUDITED)

     On May 3, 1996, the Company authorized the issuance of $50.0 million of 8.75% convertible subordinated debentures (the "Debentures") and warrants to purchase 250,000 shares of the Company's common stock at $13.00. The Debentures mature in May 2006 and interest is payable quarterly in arrears. The warrants expire in five years.

     The Debentures are redeemable at the option of the Company after two years, if the average market price of the Company's common stock is above $22.00 for 60 consecutive days, or after three years without regard to the Company's common stock price. The redemption price is equal to 105% of the principal amount decreasing annually to the principal amount in 2004, plus accrued and unpaid interest.

     The Debentures are convertible into common stock at $11.00 per share, are subordinate to all future senior borrowings and will have voting rights on all matters on an "as converted" basis. The holders of the Debentures must approve any dividend, payment or other distribution to stockholders, as well as any redemption of shares of common stock, options or warrants of the Company or any subsidiary other than the preferred stock issued by Urohealth-California.

8.  CONVERTIBLE NOTE AND REDEEMABLE CONVERTIBLE PREFERRED STOCK

     In connection with the private placement of convertible subordinated debentures, the holder of the Company's convertible note and the redeemable convertible preferred stock exchanged these securities, plus accrued interest, for 358,617 and 1,056,210 shares of the Company's common stock, respectively. The exchange price was $6.00 per share. As a result of the conversion, deferred debt issuance costs totalling approximately $0.9 million were charged to additional paid-in capital. Warrants previously granted to the holder to purchase 800,000 shares of the Company's common stock at $6.88 remain outstanding and expire in 2000 and a warrant to purchase 250,000 shares of the Company's common stock at $10.00 per share which expires in 2000 was issued to the holder in connection with the conversion and modification of certain other rights.

9.  CAPITAL AND OPERATING LEASES

     The Company has various capital equipment leases and operating lease agreements for office and production facilities. The Company is required to pay maintenance and property taxes attributable to the facilities. Rent expense under all operating leases was approximately $1.0 million, $1.1 million and $625,000 in 1994, 1995 and 1996, respectively.

                            UROHEALTH SYSTEMS, INC.

9.  CAPITAL AND OPERATING LEASES (CONTINUED)

     Future minimum lease payments at March 31, 1996 are shown in the following table:

                                                                        CAPITAL     OPERATING
                                                                        LEASES       LEASES
                                                                        -------     ---------
                                                                           (IN THOUSANDS)
    Years ending March 31:
      1997............................................................    $150        $  925
      1998............................................................     140           733
      1999............................................................      66           738
      2000............................................................      36           461
      2001............................................................      --           442
      thereafter......................................................       1           368
                                                                          ----        ------
    Net minimum lease payments........................................     393        $3,667
                                                                                      ======
    Less imputed interest.............................................      66
                                                                          ----
    Present value of net minimum lease payments.......................     327
    Less current portion..............................................     116
                                                                          ----
    Long-term portion.................................................    $211
                                                                          ====

10.  RESTRUCTURING CHARGES

     During the year ended June 30, 1995, the Company hired a new senior management team which adopted and implemented a restructuring plan (the Plan) under which it has refocused the Company's strategic direction. Under the Plan, the Company terminated or amended certain distribution, consulting and employment agreements. Accordingly, the consolidated statement of operations reflects a charge of $1,200,000 ($.06 per common share) to terminate or restructure these agreements under the Plan. The components of the restructuring charges include a provision to discontinue the distribution of the Adzorbstar(TM) product line of $360,000, termination agreements which include indemnification costs of former employees for legal fees associated with an SEC investigation of $250,000, termination of certain other consulting and distributor agreements of $50,000, and the amendment and settlement of certain claims under the employment agreement with the former Chief Executive Officer of $540,000. All significant restructuring charges were paid in cash during the 1995 calendar year. Through March 31, 1996, cash payments have reduced the components of the restructuring accrual to $328,000 primarily relating to the settlement of certain claims with the former Chief Executive Officer.

     In December 1995, the Company implemented a restructuring plan to consolidate redundant facilities and reduce personnel resulting from the mergers with Dacomed Corporation, Osbon Medical Systems, Ltd. and Advanced Surgical, Inc. Under the plan the Company has eliminated approximately 70 manufacturing, engineering and administrative personnel and closed all operations at two acquired facilities. The estimated cost associated with each component of this restructuring plan and the cash and non-cash charges incurred during fiscal 1996 are summarized in the table below. Non-cash charges consist of the write-down of existing assets to their estimated net realizable value. Reclassifications during the period relate to decreases in severence amounts payable to officer's of acquired companies, offset by increases in estimates for facility closure costs including loss on sale of discontinued product lines and closure costs related to international operations of acquired companies. The remaining restructuring accrual at March 31, 1996 relates primarily to terminated employee severance and facility lease obligations, which are expected to be paid in cash. Although subject to future adjustment, management of the Company believes that restructuring reserves as of March 31, 1996 are adequate to complete the restructuring.

                            UROHEALTH SYSTEMS, INC.

10.  RESTRUCTURING CHARGES (CONTINUED)

                                   BEGINNING                                                      BALANCE AT
                                 RESTRUCTURING     NON-CASH       CASH                             MARCH 31,
                                    ACCRUAL         CHARGES     CHARGES     RECLASSIFICATIONS        1996
                                 --------------    ---------    --------    ------------------    -----------
                                                                (IN THOUSANDS)
    Personnel reduction
      costs....................      $2,620         $   --      $1,171            $(730)            $  719
    Facility reduction costs...       2,836          1,187       1,258              730             $1,121
                                     ------         ------      ------            -----             ------
                                     $5,456         $1,187      $2,429            $  --             $1,840
                                     ======         ======      ======            =====             ======

11.  MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY

     In September and October 1993, the Company, and its subsidiary, Urohealth, Inc. (California) ("Urohealth-California"), completed two private placements for 430,000 units at a subscription price of $10.00 per unit for gross proceeds of $4,300,000. The net proceeds to Urohealth-California were $3,820,000. In the first private placement, each unit consisted of two shares of Series A Convertible Preferred Stock of Urohealth-California ("Urohealth-California Series A Preferred Stock") and one warrant to purchase one third of a share of common stock of the Company at an exercise price of $5.00 per preferred share. In the second private placement, each unit consisted of two shares of Junior Convertible Preferred Stock of Urohealth-California ("Urohealth-California Junior Preferred Stock") and one warrant to purchase one third of a share of common stock of the Company at an exercise price of $5.00 per share. The Urohealth-California Series A Preferred Stock and Urohealth-California Junior Preferred Stock are hereinafter collectively referred to as the "Urohealth-California Preferred Stock." Each share of the Urohealth-California Preferred Stock has a liquidation preference of $5.00 per preferred share, together with all accrued but unpaid dividends. Cumulative dividends of 7% per annum accrue on the Urohealth-California Preferred Stock, payable when and if declared by the Board of Directors of the Company out of legally available funds, prior to any dividend on the Company's common stock. Unless exchanged or converted prior to redemption, each share of the Urohealth-California Preferred Stock is redeemable by the Company upon 30 days' notice, by payment of $5.00 per preferred share together with any accrued but unpaid dividends and prior to October 31, 2001, and a designated redemption premium. The Board of Directors of the Company, subsequent to year end, has authorized the redemption of all outstanding Urohealth-California Series A Preferred Stock. The terms of the warrants included in the units are identical to the terms of the warrants issued as part of the units sold in the public offering in March 1992 (Note 15).

     In May 1994, the Company and Urohealth-California completed an additional private placement for 178,180 units at a subscription price of $15.50 per unit for gross proceeds of $2,762,000. The net proceeds to Urohealth-California were $2,466,000. In fiscal 1995, the Company accepted subscriptions for 130,000 units (representing 390,000 shares of Urohealth-California Subordinate Preferred Stock, and 390,000 warrants of the Company) at $15.50 per unit for total proceeds of $2,015,000. The net proceeds to Urohealth-California was $1,831,000. Each unit consisted of three shares of Subordinate Convertible Preferred Stock of Urohealth-California (the "Urohealth-California Subordinate Preferred Stock") and three warrants identical to the warrants issued as part of the units sold in the public offering in March 1992 (Note 15). All outstanding shares of Urohealth-California Subordinate Preferred Stock were exchanged for 177,000 shares of the Company's common stock in fiscal 1995.

                            UROHEALTH SYSTEMS, INC.

11.  MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY (CONTINUED)

     Minority interest reflected in the consolidated balance sheets consists of (dollars in thousands):

                                                       JUNE 30, 1995            MARCH 31, 1996
                                                    --------------------     --------------------
                                                     SHARES      AMOUNT       SHARES      AMOUNT
                                                    --------     -------     --------     -------
     Davstar Series A Preferred Stock:
       Outstanding at beginning of year...........   267,000     $ 1,186      213,000     $   944
       Issued during year.........................        --          --           --          --
       Exchanged during year......................   (54,000)       (242)     (10,000)        (45)
                                                    --------     -------     --------     -------
       Outstanding at end of year.................   213,000         944      203,000         899
     Davstar Subordinate Preferred Stock:
       Outstanding at beginning of year...........   140,568         648           --          --
       Issued during year.........................   390,000       1,831           --          --
       Exchanged during year......................  (530,568)     (2,479)          --          --
                                                    --------     -------     --------     -------
       Outstanding at end of year.................        --          --           --          --
                                                    --------     -------     --------     -------
     Outstanding at June 30, 1995.................   213,000     $   944      203,000     $   899
                                                    ========     =======     ========     =======

     The redemption value at March 31, 1996 of the outstanding 203,000 Davstar preferred stock is $1,239,750.

12.  RELATED PARTY TRANSACTIONS

     Corporations related through common ownership provide advertising, publishing management and computer services to the Company. Such services totaled $1,035,000, $1,977,000 and $1,359,000 for the fiscal periods ended June 30, 1994 and 1995 and March 31, 1996, respectively. At June 30, 1994 and 1995 and March 31, 1996, amounts owed to these related corporations totaled $127,000, $28,000 and $53,000, respectively. These services are in all cases competitively priced and of comparable value to services that would have been received from a third party.

     The Company leases certain of its office facilities from a party related to certain shareholders; rental expense under the lease is approximately $17,000 per month and the lease expires in 2003.

13.  CAPITAL STOCK

     Subsequent to March 31, 1996 the Board of Directors approved an increase in the number of common shares authorized to be issued from 20.0 million shares to
50.0 million shares, which increase is subject to stockholder approval.

     Each outstanding share of the Company's common stock carries a stock purchase right. Under certain circumstances, each right may be exercised to purchase one-hundredth of a share of the Company's Series B Preferred Stock for $200. Under certain circumstances, following the acquisition of 20% or more of the Company's outstanding common stock by an acquiring person, as defined in the Preferred Share Purchase Rights Plan (Note 16), each right (other than rights held by an acquiring person) may be exercised to purchase common stock of the Company or a successor company with a market value of twice the $200 exercise price. The rights, which are redeemable by the Company at $.01 per right, expire June 30, 2003.


     The Series B Preferred Stock is issuable in series holding rights and restrictions as designated by the directors before issue. In June 1993, the directors designated a series of 250,000 Series A Preferred Stock. Subsequent to March 31, 1996, the Board of Directors created Series C Preferred Stock of the Company having the rights, preferences and privileges designated by the directors. The Series C Preferred Stock will be

                            UROHEALTH SYSTEMS, INC.

13.  CAPITAL STOCK (CONTINUED)

exchanged for convertible subordinated debentures (Note 7) upon approval by stockholders of voting rights for the convertible subordinated debentures. Except as described above, no other series of preference shares has been designated.

     In December 1994, the Company completed a private placement of 121,667 common shares for net proceeds of $618,000. At March 31, 1996, the number of common shares potentially issuable in relation to outstanding stock options, warrants, the convertible note, redeemable convertible preferred stock and conversion of preferred stock of Urohealth-California and the Company was 7,925,669 shares, subject to increase under anti-dilution provisions.

14.  STOCK OPTION PLANS

     In March 1986, the Company established a stock option plan (the "1986 Plan"), which provides for the granting of common stock options to directors, officers and key employees of the Company and its subsidiaries. The 1986 Plan was amended in March 1988. Under the 1986 Plan, common stock options for up to 10% of the number of common shares of the Company outstanding from time to time may be granted, provided that options in favor of any one individual may not exceed 5% of the issued and outstanding common shares. However, the total number of common shares under the 1986 Plan and any other option plan maintained by the Company may not exceed 10% of the common shares of the Company outstanding from time to time.

     The exercise price of all stock options granted under the 1986 Plan must be at least equal to the fair market value of such shares on the date of grant, and the maximum term of each option may not exceed five years.

     In October 1992, the Company adopted the 1992 Employee Stock Option Plan (the "1992 Plan"), which provides for the granting of both incentive and nonstatutory common stock options (as defined) to officers and employees of the Company and its subsidiaries. Under the 1992 Plan, up to 366,667 options may be granted; however, the total number of common shares under the 1992 Plan and any other option plan maintained by the Company may not exceed 10% of the number of common shares of the Company outstanding from time to time. The 1992 Plan received stockholder approval at the Company's annual meeting held in December 1992.

     The exercise price of all options granted under the 1992 Plan is to be determined by the Board; however, in the case of incentive stock options, the exercise price must be at least equal to the fair market value of such shares on the date of grant, and the maximum term of each option may not exceed ten years.

     In October 1994, the Company established a stock option plan (the "1994 Plan") which provides for the granting of both incentive and nonstatutory common stock options to employees, consultants and independent contractors of the Company and its affiliates. The 1994 Plan, as amended, authorizes the issuance of up to the greater of 2,333,333 shares of common stock or 20% of the Company's outstanding shares in the form of stock options, stock grants, rights to purchase restricted stock and stock appreciation rights.

     The exercise price for any incentive stock option granted under the 1994 Plan shall not be less than the fair market value of the stock on the date of the grant. However, no incentive option may be granted to a person who, at the time of grant, owns stock constituting more than 10% of the total combined voting power of all classes of the Company's stock, unless the exercise price is at least 110% of the fair market value of the stock on the option grant date. The exercise price for any nonstatutory stock option granted under the 1994 Plan may not be less than 85% of the fair market value of the stock on the date the option is granted; provided, however, that the exercise price of options granted to covered employees shall not be less than 100% of the fair market value on the date of the grant.

     The term of an incentive stock option granted under the 1994 Plan shall not exceed ten years; provided that the term of any option granted to a 10% stockholder shall not exceed five years.

                            UROHEALTH SYSTEMS, INC.

14.  STOCK OPTION PLANS (CONTINUED)

     Pursuant to the merger agreement with Dacomed, the Company assumed the obligation to Dacomed employees for stock options granted under the Dacomed 1989 Stock Option Plan (the "Dacomed Plan"). The Dacomed Plan provides for granting of both incentive and non-statutory stock options at the fair market value of such shares at the date granted and the option term may not exceed ten years.

     Pursuant to the merger agreement with Advanced, the Company assumed the obligation to Advanced employees for stock options granted under Advanced's 1992 stock option plan for employees and consultants (the "Advanced Plan"); there are reserved for issuance 289,300 common shares of the Company. The Advanced Plan provides for the granting of incentive and non-qualified stock options. The exercise price of options under this plan may not be less than 85% of the fair market value of the shares at the time of grant. Options may be exercised for not more than ten years from the date of grant and vest at various rates. Options under the 1986 Plan, the 1992 Plan, the 1994 Plan, the Dacomed Plan and the Advanced Plan expire at various dates through 2005.

     The following table summarizes the activity under the 1986 Plan, the 1992 Plan, the 1994 Plan, the Dacomed Plan and the Advanced Plan for the year ended June 30, 1995 and for the nine months ended March 31, 1996.

                                                                       NUMBER OF SHARES
                                                                    -----------------------
                                                                    JUNE 30,      MARCH 31,
                                                                      1995          1996
                                                                    ---------     ---------
    Outstanding at beginning of year..............................    458,483     1,526,658
    Granted.......................................................  1,141,789     2,682,499
    Exercised (1995 -- $1.50 per share,
      1996 -- $2.25 to $12.125 per share).........................    (30,360)     (159,805)
    Expired or cancelled..........................................    (43,254)      (38,798)
                                                                    ---------     ---------
    Outstanding at end of year....................................  1,526,658     4,010,554
                                                                    =========     =========
    Exercisable at end of year (1995 and 1996 -- $1.86 to
      $58.48 per share)...........................................    761,732       969,360
                                                                    =========     =========

  Option Agreements

     In November 1992, the Company adopted the Non-Employee Directors Stock Option Plan (the "Directors Plan"). Under the terms of the Directors Plan, up to 200,000 options may be granted. The Directors Plan received stockholder approval at the Company's annual meeting held December 1992. The term of each option is five years, and an option first becomes exercisable one year after the date of the grant. Under the Plan, each person serving as a director of the Company who, during the previous fiscal year, has attended 75% of the total number of meetings of the Board and committees of the Board on which he or she served, and who is not employed by the Company, will automatically be granted 7,500 options. At March 31, 1996, 60,000 options were outstanding under the Directors Plan.

     In December 1992, the Company adopted a Stock Appreciation Rights Plan (the "SAR Plan"), which provides for granting of Stock Appreciation Rights ("SARs") to officers and significant employees of the Company and its subsidiaries. Under the SAR Plan, up to 500,000 SAR's may be granted and the SAR holder may elect to receive cash, common stock or a combination of cash and common stock upon exercise of a SAR. During 1995, of the 300,000 outstanding SAR's, 150,000 SAR's were cancelled and 150,000 SAR's were converted to options to purchase the Company's common stock. None of the remaining 200,000 SAR's were granted, and the plan was terminated in 1995.

                            UROHEALTH SYSTEMS, INC.

15.  OTHER STOCK OPTIONS AND WARRANTS

     The following table indicates the expiration dates, exercise prices per share and number of non-employee common stock options and warrants outstanding at June 30, 1995 and March 31, 1996.

                                                                       NUMBER OF SHARES
                                                                    -----------------------
                                                                    JUNE 30,      MARCH 31,
                                                                      1995          1996
                                                                    ---------     ---------
    Warrants issued in conjunction with public offering
      in March 1992 expiring in March 1997........................    499,415       499,415
    Warrants issued to underwriters in conjunction with
      public offering expiring in March 1997:
      110,000 units...............................................     73,333        73,333
      110,000 warrants............................................     36,667        36,667
    Warrants issued in conjunction with private placements........    451,513       451,513
    Other non employee stock options and warrants expiring
      between November 1993 and May 2005, exercise price 1995 and
      1996 $1.86 to $23.625.......................................  1,330,353     1,980,571
                                                                    ---------     ---------
    Outstanding at end of year....................................  2,391,281     3,041,499
                                                                    =========     =========
    Exercisable at end of year (1995 and 1996 $1.86 to $23.625 per
      share)......................................................  1,113,809     1,322,367
                                                                    =========     =========

     Each warrant issued in conjunction with the public offering or private placements in the table above entitles the holder to purchase a one third share of common stock of the Company at a price of $5.00 until the warrants expire in March 1997. The number and kind of securities or other property for which the options are exercisable are subject to adjustments in certain events, such as mergers, reorganizations or stock splits, to prevent dilution. The Company may redeem any unexercised outstanding warrants for $0.25 per warrant (upon 30 days' written notice) at any time at which the closing price for the Company's common shares, has exceeded $22.50 per share for any period of 30 consecutive trading days within the 60 trading days preceding the call notice.

16.  PREFERRED SHARE PURCHASE RIGHTS PLAN

     On December 22, 1992, the Board adopted the Preferred Share Purchase Rights Plan (the "Rights Plan") which is designed to deter coercive or unfair takeover tactics, to prevent a person or group from gaining control of the Company without offering fair value to all stockholders and to deter other abusive takeover tactics which are not in the best interest of stockholders. In May 1993, the Company executed the Rights Plan with its transfer agent.

     Under the terms of the Rights Plan each common share is accompanied by one right; each right entitles the registered stockholder to purchase from the Company, one-hundredth of a share of, Series A Junior Participating Preferred Stock, $0.001 par value, at an exercise price of $200.

     The rights only become exercisable ten days after a public announcement that an acquiring person (as defined in the Rights Plan) has acquired 20% or more of the outstanding common shares of the Company or a person or group offers to acquire 35% or more of the outstanding common shares of the Company or ten days after the Company determines that a person is an Adverse Person (as defined in the Rights Plan). The Company can redeem the Rights for $.01 per Right at any time until ten days after the rights become exercisable (the 10-day period can be extended by the Company). The Rights Plan will expire on June 30, 2003 unless earlier redeemed by the Company.

                            UROHEALTH SYSTEMS, INC.

16.  PREFERRED SHARE PURCHASE RIGHTS PLAN (CONTINUED)
     If, subsequent to the rights becoming exercisable, the Company is acquired in a merger or other business combination at any time when there is a 20% or more holder, the rights will then entitle a holder to buy shares of common stock of the acquiring company with a market value equal to twice the exercise price of each right. Alternatively, if the 20% holder acquires the Company by means of a merger in which the Company and its stock survive, or if any person acquires 35% or more of the Company's common stock, each right not owned by a 20% or more stockholder, will become exercisable for common stock of the Company having a market value equal to twice the exercise price of the right.

17.  SETTLEMENT OF LITIGATION AND WARRANTS TO BE ISSUED

     Class action litigation which has been settled, was filed against the Company and its former management in November 1992, in the United States District Court in Los Angeles, California alleging federal securities law claims. The Company negotiated a settlement that was approved by the court in March, 1995. Under the terms of the settlement, the Company will issue to the stockholder class and register pursuant to the Securities Act 260,163 warrants to purchase Common Stock identical to the Company's currently outstanding publicly traded warrants having an exercise price of $15.00 per share and an expiration date of March 20, 1997. The Company's insurance carrier will make a cash payment to the stockholder class in the amount of $2.4 million. The settlement included a release of class claims.

     The Securities and Exchange Commission (the "Commission") also instituted an investigation relating to the above matters. The Commission has approved a settlement under which the Company neither admits nor denies the findings of the Commission and under which the Company is the subject of a cease and desist order. There were no monetary sanctions sought against the Company as a part of the settlement.

     The Company required Advanced as part of the merger agreement to resolve a class action complaint filed in the United States District Court for the Southern District of New York which names Advanced as one of the defendants in the class action lawsuit titled "In re Blech Securities Litigation." In September 1995, Advanced and the plaintiffs in the litigation, through their attorneys, reached an agreement in principle for the settlement of the class action with respect to Advanced, the terms of which are set forth in a Stipulation of Settlement between such parties (the "Stipulation of Settlement"). Pursuant to the terms of the Stipulation of Settlement, Advanced paid $300,000 in settlement of such lawsuit.

                            UROHEALTH SYSTEMS, INC.

18.  INCOME TAXES

     Deferred income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                       JUNE 30,    MARCH 31,
                                                                         1995        1996
                                                                       --------    ---------
                                                                          (IN THOUSANDS)
    Deferred tax assets:
      Federal, state and foreign net operating loss carryovers.....    $ 16,785     $19,132
      Restructuring and merger costs...............................          --       2,875
      Tax credit carryovers........................................         715       1,072
      Inventory reserve............................................          --         805
      Allowance for doubtful accounts..............................          --         645
      Other........................................................         816         561
      Valuation allowance..........................................     (18,157)    (23,365)
                                                                       --------     -------
              Total deferred tax assets, net.......................         159       1,725
    Deferred tax liabilities:
      Book basis of fixed assets in excess of tax basis............         159         765
      State taxes..................................................          --         960
                                                                       --------     -------
              Total deferred tax liabilities.......................         159       1,725
                                                                       --------     -------
              Total................................................    $     --     $    --
                                                                       ========     =======

     The Company increased its valuation allowance during the period ended March 31, 1996 by $5,208,000 since the realization of tax benefits of operating loss carryforwards is not assured. Certain reductions in the valuation allowance totaling approximately $105,000 will be credited to additional paid-in capital.

     The components of the provision (benefit) for income taxes are as follows:

                                                               JUNE 30,     JUNE 30,   MARCH 31,
                                                                 1994         1995       1996
                                                               --------     --------   ---------
                                                                       (IN THOUSANDS)
    Current:
      Federal..............................................      $451        $1,199      $ 420
      Foreign..............................................        --            --         14
      State................................................        96           137        149
                                                                 ----        ------      -----
              Total current................................       547         1,336        583
    Deferred:
      Federal..............................................        16            42       (128)
      Foreign..............................................        --            --         --
      State................................................         3             8        (24)
                                                                 ----        ------      -----
              Total deferred...............................        19            50       (152)
                                                                 ----        ------      -----
    Provision for income taxes.............................      $566        $1,386      $ 431
                                                                 ====        ======      =====

                            UROHEALTH SYSTEMS, INC.

18.  INCOME TAXES (CONTINUED)

     The provision for income taxes at the Company's effective tax rate differed from the provision for income taxes at the statutory rate as follows:

                                                            JUNE 30,     JUNE 30,     MARCH 31,
                                                              1994         1995         1996
                                                            --------     --------     ---------
                                                                      (IN THOUSANDS)
    Tax benefit at the expected statutory rate............   $(6,626)     $(5,560)     $(5,953)
    Increases (decreases) in taxes resulting from:
      Valuation allowance.................................     7,094        6,486        5,208
      Reverse foreign net operating loss not previously
         benefited........................................        --           --        1,994
      State income taxes, net.............................        61          137           69
      Other...............................................        37           37          188
      Non-deductible goodwill.............................        --          286           --
      Establishment of deferred tax assets not previously
         benefited........................................        --           --       (1,075)
                                                             -------      -------      -------
      Provision for income taxes..........................   $   566      $ 1,386      $   431
                                                             =======      =======      =======

     The utilization of net operating loss carryovers (NOL's) of the Company is limited by change in ownership rules under section 382 of the Internal Revenue Code of 1986. Accordingly, the annual utilization of the Company's NOL's is limited to a prescribed annual amount equal to 5.75% multiplied by the fair market value of the Company as of December 29, 1995. Additionally, certain losses and credits of each individual subsidiary which arose prior to its merger with the Company can only be used against that subsidiary's future taxable income.

     At March 31, 1996, the Company had net operating loss carryovers for U.S. federal and state income tax purposes of approximately $42,000,000 and $30,000,000, respectively, and generally business credit carryovers of approximately $800,000 and $180,000, respectively. These net operating loss carryovers and general business credits are available to offset future taxable income, if any, through the year 2011 and are subject to limitations as well as separate return limitations for the subsidiaries Urohealth-California, Advanced, and Laparomed, as described below.

     Urohealth-California has a June 30 tax year end. At March 31, 1996, Urohealth-California had federal and state net operating loss carryovers of approximately $17,000,000 and $9,000,000, respectively, and general business credit carryovers of approximately $200,000 and $180,000, respectively, reflecting the tax return filings through July 24, 1995.

     Advanced had a December 31 tax year end prior to its merger with the Company. As of December 29, 1995, Advanced has federal and state net operating loss carryovers of approximately $25,000,000 and $21,000,000, respectively and research and experimental credit carryovers of approximately $600,000. Advanced's wholly-owned subsidiary, Laparomed, has federal and state net operating loss carryovers (of approximately $7,000,000 and $3,000,000, respectively) and research and experimental credits (of approximately $172,000) included in the amounts above. There is a strong likelihood that a portion of these attributes will expire before utilization.

     On July 24, 1995, the Company redomesticated from Canada to the United States. As of this date, the Company had loss carryovers for Canadian income tax purposes of approximately $15,000,000, of which $4,000,000 would expire in various years through 2003 and $11,000,000 would carryforward indefinitely. These losses will not be carried forward due to the redomestication. Any potential Canadian tax liability arising from the redomestication will be offset against the Company's Canadian loss carryovers. Accordingly, no provision for any such potential liability has been included in the accompanying consolidated financial statements.

                            UROHEALTH SYSTEMS, INC.

19.  COMMITMENTS AND CONTINGENCIES

     Dacomed is a defendant in approximately five lawsuits seeking damages against Dacomed in products liability and related theories. Dacomed has also been notified of certain other products liability claims that may become the subject of lawsuits in the future. Dacomed is being defended in such lawsuits by law firms selected by Dacomed's products liability insurer(s).

     The Company has employment agreements with 14 officers providing for annual aggregate salaries of approximately $3.0 million per annum.

     The Company has various product licensing arrangements which require the payment of certain of the licensor's patent costs and royalties on sales of products which incorporate the licensed technology.

     In addition, the Company is involved from time to time in various claims and legal actions in the ordinary course of business. No provision for any liability that may result from the ultimate resolution of such matters has been included in the accompanying consolidated financial statements.

                            UROHEALTH SYSTEMS, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                 (DOLLARS IN THOUSANDS, EXCEPT PAR VALUE DATA)

                                                                                     JUNE 30,
                                                                                       1996
                                                                                    -----------
                                                                                    (UNAUDITED)
ASSETS
Current assets :
  Cash and equivalents...........................................................    $  3,603
  Receivables, net of allowance for doubtful accounts of $1,512..................      11,113
  Inventories....................................................................      10,971
  Prepaids and deposits..........................................................       2,039
  Deferred taxes.................................................................          24
  Deferred debt issuance costs...................................................         659
                                                                                     --------
Total current assets.............................................................      28,409
Property and equipment, net......................................................       9,618
Patents and intangibles, net of accumulated amortization of $2,212...............       4,581
Deposits and other assets........................................................         867
Deferred debt issuance costs.....................................................       5,490
Goodwill.........................................................................       7,240
                                                                                     --------
                                                                                     $ 56,205
                                                                                     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses..........................................    $ 10,298
  Restructuring accrual..........................................................         645
  Compensation and employee benefits.............................................       2,141
  Current portion of notes payable and capital leases............................         872
                                                                                     --------
Total current liabilities........................................................      13,956
Long-term liabilities:
  Notes payable..................................................................          65
  Capital leases.................................................................         181
  Convertible subordinated debentures............................................      34,300
  Deferred compensation..........................................................          28
  Other liabilities..............................................................         256
  Restructuring accrual, less current portion....................................         797
Minority interest in consolidated subsidiary.....................................       1,090
Common Stockholders' Equity :
  Preferred stock, $.001 par value
     Authorized shares -- 5,000,000, issued and outstanding shares -- none.......          --
  Common stock -- $0.001 par value
     Authorized -- 50,000,000, issued and outstanding -- 14,355,066..............          14
  Warrants.......................................................................       7,546
  Additional paid-in capital.....................................................      63,952
  Deficit........................................................................     (65,892)
  Foreign currency adjustment....................................................         (88)
                                                                                     --------
          Total common stockholders' (deficit) equity............................       5,532
                                                                                     --------
                                                                                     $ 56,205
                                                                                     ========

                            See accompanying notes.

                            UROHEALTH SYSTEMS, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
            (UNAUDITED, IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

                                                                           THREE MONTHS ENDED
                                                                     -------------------------------
                                                                     JUNE 30, 1996     JUNE 30, 1995
                                                                     -------------     -------------
Net sales..........................................................     $16,892           $12,983
Cost of sales......................................................       5,257             4,274
                                                                        -------           -------
Gross profit.......................................................      11,635             8,709
Operating expenses:
  Selling, general and administrative..............................       9,106             9,473
  Research and development.........................................         343               701
  Merger and acquisition costs.....................................          --               731
                                                                        -------           -------
Total operating expenses...........................................       9,449            10,905
Income (loss) from operations......................................       2,186            (2,196)
Other income (expense):
  Minority interest consisting of accrued dividends on preferred
     stock of subsidiary...........................................         (18)              (23)
  Interest income..................................................          51                45
  Interest expense.................................................        (961)             (136)
  Other............................................................          --                (6)
                                                                        -------           -------
Income (loss) before tax and extraordinary item....................       1,258            (2,316)
Provision for income tax...........................................          --               379
                                                                        -------           -------
Income (loss) before extraordinary item............................       1,258            (2,695)
Extraordinary item (early extinguishment of debt)..................      (2,973)               --
                                                                        -------           -------
Net loss...........................................................     $(1,715)          $(2,695)
                                                                        =======           =======
Net loss per share:
  Net loss.........................................................     $(1,715)          $(2,695)
  Dividends and accretion on redeemable convertible preferred
     stock.........................................................        (103)              (45)
                                                                        -------           -------
  Net loss attributable to common stockholders.....................     $(1,818)          $(2,740)
                                                                        =======           =======
  Net income (loss) per share before extraordinary item............     $  0.09           $ (0.24)
  Net loss per share, extraordinary item...........................       (0.23)               --
                                                                        -------           -------
  Net loss per share...............................................     $ (0.14)          $ (0.24)
                                                                        =======           =======
Weighted average number of common shares used to compute loss
  per share........................................................      13,442            11,473
                                                                        =======           =======

                            See accompanying notes.

                            UROHEALTH SYSTEMS, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                       (UNAUDITED, DOLLARS IN THOUSANDS)

                                                                            THREE MONTHS ENDED
                                                                       -----------------------------
                                                                       JUNE 30, 1996   JUNE 30, 1995
                                                                       -------------   -------------
Cash flows from operating activities:
  Net loss...........................................................     $(1,715)        $(2,695)
  Non cash items included in net loss:
     Extraordinary expense...........................................       2,433              --
     Depreciation and amortization...................................         511             493
     Deferred debt issue costs.......................................         271              --
     Accretion and accrued interest on convertible note..............          42              22
     Accrued dividend on preferred stock in subsidiary...............          17              --
     Loss on disposition of fixed asset..............................          --              31
     Deferred income taxes...........................................         (24)             --
     Provision for doubtful accounts.................................        (200)             --
     Other...........................................................          10             (31)
  Changes in operating assets:
     Receivables.....................................................      (2,984)         (1,555)
     Inventories.....................................................      (4,694)           (338)
     Prepaids and deposits...........................................        (573)            627
  Changes in operating liabilities:
     Accounts payable and accrued expenses...........................      (1,872)          1,910
     Compensation and employee benefits..............................          96              18
     Accrued dividend on preferred stock of subsidiary...............          --              44
     Other liabilities...............................................         (26)             --
     Accrued restructuring charges...................................        (726)            (42)
                                                                          -------         -------
          Net cash used in operating activities......................      (9,434)         (1,516)
Cash flows from investing activities:
  Purchase of property and equipment, net............................      (1,604)         (1,063)
  Purchase of patents, net...........................................         (56)            (12)
  Asset purchase from O. R. Concepts.................................      (2,784)             --
  Proceeds from sale of investments..................................          --             579
  Deposits and other assets..........................................          --              14
  Other..............................................................          --             (10)
                                                                          -------         -------
          Net cash used in investing activities......................      (4,444)           (492)
Cash flows from financing activities:
  Deferred financing fees paid.......................................      (4,828)             --
  Issuance of common stock...........................................         787              28
  Issuance of redeemable convertible preferred stock.................          --           1,500
  Proceeds from note payable.........................................          --             375
  Repayments on revolving line of credit.............................      (7,323)           (291)
  Repayments on bank term loan.......................................      (6,000)             --
  Proceeds from redeemable convertible debentures....................      34,300              --
  Principal payments on capital leases and notes payable.............        (640)            (65)
                                                                          -------         -------
          Net cash provided by financing activities..................      16,296           1,547
                                                                          -------         -------
Net (decrease) increase in cash......................................       2,418            (461)
Cash, beginning of period............................................       1,185           1,364
                                                                          -------         -------
Cash, end of period..................................................     $ 3,603         $   903
                                                                          =======         =======
Supplemental cash flow information:
  Cash paid for interest.............................................     $   313         $   136
                                                                          =======         =======
Non-cash transaction:
  Warrant issuance in connection with sale of redeemable convertible
     debentures......................................................     $ 1,415         $    --
                                                                          =======         =======

                            See accompanying notes.

                            UROHEALTH SYSTEMS, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1996
                                  (UNAUDITED)

1. INTERIM REPORTING

BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles (GAAP) and include the accounts of Urohealth Systems, Inc. (the "Company") and its subsidiaries. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The condensed consolidated financial statements have been restated to reflect business combinations accounted for using the pooling of interests method.

     In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments necessary to present fairly the Company's condensed consolidated financial position as of June 30, 1996, its condensed consolidated results of operations for the three month periods ended June 30, 1996 and June 30, 1995, and its condensed consolidated cash flows for the three month periods ended June 30, 1996 and June 30, 1995. Adjustments consist of normal recurring accruals except for the extraordinary loss on early retirement of debt and the merger and acquisition costs identified in the accompanying unaudited condensed consolidated statements of operations. The results of operations for the three month period ended June 30, 1996 are not necessarily indicative of those to be expected for the entire year.

     These consolidated financial statements should be read in conjunction with the financial statements included in the Company's Annual Report on Form 10-K for the year ended March 31, 1996, as filed with the Securities and Exchange Commission.

BUSINESS COMBINATIONS

     On June 5, 1996, Urohealth Systems, Inc. ("Urohealth") acquired certain assets of O.R. Concepts, Inc. pursuant to an Asset Purchase Agreement dated June 5, 1996 among Urohealth, O.R. Concepts, Inc., a Texas Corporation, and Vital Signs, Inc., a New Jersey Corporation. The acquired assets are used in the development, manufacture, and marketing of laparoscopic surgery products and accessories.

     The purchase price for the acquired assets was $2,786,000, payable in cash upon the closing of the transaction. The purchase price was funded using a portion of the proceeds from the sale of Urohealth's 8.75% Convertible Subordinated Debentures issued May 13, 1996.

     On July 1, 1996, Urohealth acquired The Intermed Group, Inc., a Delaware Corporation ("Intermed"), pursuant to the terms of the Agreement and Plan of Merger dated as of June 1, 1996 between Urohealth, Urohealth, Inc. (California), and Intermed. Intermed is engaged in the development, manufacture, and marketing of disposable medical products.

     Under the terms of the agreement, Intermed was merged into Urohealth, Inc. (California), and each outstanding share of common stock of Intermed was converted into the right to receive .1242575 shares of Urohealth Common Stock, plus cash in the amount of $1,462,412 was paid in exchange for all of the outstanding shares of Intermed common stock. The cash portion of the purchase price was funded using a portion of the proceeds from the sale of Urohealth's 8.75% Convertible Subordinated Debentures issued May 13, 1996.

     On July 5, 1996, Urohealth entered into an agreement to acquire all of the outstanding capital stock of Richard-Allan Medical Industries, Inc. ("Richard-Allan"), an Illinois corporation, in exchange for $27.5 million in cash and 2,084,691 shares of Urohealth common stock. Richard-Allan manufactures and markets surgical operating room supplies. In addition, the Company agreed to acquire the real estate on which the

                            UROHEALTH SYSTEMS, INC.

                                 JUNE 30, 1996
                                  (UNAUDITED)

1. INTERIM REPORTING -- (CONTINUED)

Richard-Allan facility is located from a partnership for $1.5 million of cash and a $3.0 million note for the balance of the purchase price. The acquisition is expected to close in August 1996.

     The Company expects that some portion of the Richard-Allan purchase price will be ascribed to incomplete research and development. An evaluation of acquired research and development will consider, among other factors, the stage of development of each product, the time and resources needed to complete each product, expected income and associated risks (including the inherent difficulties and uncertainties in developing and manufacturing new products and potential alternative surgical procedures in future target markets). This analysis may result in a one-time non-cash charge to earnings for incomplete research and development related to the acquired company that does not have alternative future use. No such charge has been recognized in the pro forma financial information herein.

     All of these transactions have been accounted for as purchases whereby the results of operations from each separate entity or group of assets will be included in the results of operations of the Company from the date of purchase.

     The following summarized, unaudited pro forma results of operations for the three months ended June 30, 1996 and 1995, assume the acquisitions occurred as of the beginning of the respective periods (dollars in thousands except per share amounts):

                                                           1996        1995
                                                          -------     -------
       Net sales........................................  $23,599     $19,740
       Net (loss).......................................  $(4,080)    $(1,216)
       Net (loss) per share.............................  $ (0.26)    $ (0.09)

2. NET LOSS PER SHARE

     Net loss per share is based on the weighted average number of shares of common stock outstanding during the periods presented. Common stock equivalents have not been included in the calculation because they are anti-dilutive.

3. INVENTORIES

     Inventories are carried at the lower of cost or net realizable value. Cost is determined on the first-in, first-out basis (in thousands).

                                                                    JUNE 30,
                                                                      1996
                                                                    --------
       Finished Goods.............................................   $ 5,546
       Raw Materials and Supplies.................................     4,608
       Work in Progress...........................................       817
                                                                     -------
                                                                     $10,971
                                                                     =======

4. DEBT

     On May 3, 1996, the Company authorized the issuance of $50.0 million of 8.75% convertible subordinated debentures (the "Debentures") and warrants to purchase 250,000 shares of the Company's common stock at $13.00 per share. The Debentures mature in May 2006 and interest is payable quarterly in arrears. The warrants expire in five years.

                            UROHEALTH SYSTEMS, INC.

                                 JUNE 30, 1996
                                  (UNAUDITED)

4. DEBT -- (CONTINUED)

     As of June 30, 1996, the Company had received $34.3 million from the Debenture holders. The remaining $15.7 million was received on July 9, 1996.

     The Debentures are redeemable at the option of the Company after two years, if the average market price of the Company's common stock is above $22.00 per share for 60 consecutive days, or after three years without regard to the Company's common stock price. The redemption price is equal to 105% of the principal amount decreasing annually to the principal amount in 2004, plus accrued and unpaid interest.

     The Debentures are convertible into common stock at $11.00 per share, are subordinate to all future senior borrowings and have voting rights on all matters on an "as converted" basis. The holders of the Debentures must approve any dividend, payment or other distribution to stockholders, as well as any redemption of shares of common stock, options or warrants of the Company or any subsidiary other than the preferred stock issued by Urohealth-California.

     In connection with the financing, the Company incurred an extraordinary loss of $2,973,000 in connection with the early retirement of bank debt of $16,500,000 on May 13, 1996.

5. RESTRUCTURING

     During the year ended June 30, 1995, the Company hired a new senior management team which adopted and implemented a restructuring plan (the Plan) under which it has refocused the Company's strategic direction. Under the Plan, the Company terminated or amended certain distribution, consulting and employment agreements. All significant restructuring charges were paid in cash during the 1995 calendar year. Through June 30, 1996, cash payments have reduced the components of the restructuring accrual to $276,000 primarily relating the settlement of certain claims with the former Chief Executive Officer.

     In December 1995, the Company implemented a restructuring plan to consolidate redundant facilities and reduce personnel resulting from the mergers with Dacomed Corporation, Osbon Medical Systems, Ltd. and Advanced Surgical, Inc. Under the Plan, the Company has eliminated approximately 70 manufacturing, engineering and administrative personnel and closed all operations at two acquired facilities. The estimated cost associated with each component of this restructuring plan and the cash and non-cash charges incurred during fiscal 1996 are summarized in the table below. Non-cash charges consist of the write-down of existing assets to their estimated net realizable value. Reclassifications during the period relate to decreases in severance amounts payable to officers of acquired companies, offset by increases in estimates for facility closure costs including loss on sale of discontinued product lines and closure costs related to international operations of acquired companies. The remaining restructuring accrual at June 30, 1996 relates primarily to terminated employee severance and facility lease obligations, which are expected to be paid in cash. Although subject to future adjustment, management of the Company believes that restructuring reserves as of June 30, 1996 are adequate to complete the restructuring.

                                          BEGINNING                                                    BALANCE AT
                                        RESTRUCTURING      NON-CASH       CASH                          JUNE 30,
                                           ACCRUAL         CHARGES       CHARGES   RECLASSIFICATIONS      1996
                                        -------------   --------------   -------   -----------------   ----------
                                                                     (IN THOUSANDS)
Personnel reduction costs.............      $2,620          $   --       $1,609          $(730)          $  281
Facility reduction costs..............       2,836           1,199        1,482            730              885
                                            ------          ------       ------          -----           ------
                                            $5,456          $1,199       $3,091          $  --           $1,166
                                            ======          ======       ======          =====           ======

                            UROHEALTH SYSTEMS, INC.

                                 JUNE 30, 1996
                                  (UNAUDITED)

5. RESTRUCTURING -- (CONTINUED)

     The Company anticipates significant costs will be incurred in connection with the implementation of a plan of consolidation during either its second or third fiscal quarter in connection with the integration of Intermed Group, Inc., and Richard-Allan Medical Industries, Inc. This restructuring may include severances and facility closure costs as well as charges related to the write-off of assets associated with discontinued products.

6. MINORITY INTEREST REDEMPTION

     On June 11, 1996, the Company approved the redemption of the Series A Preferred Stock issued by Urohealth, Inc., a wholly owned subsidiary. The Board authorized the Company to redeem the remaining 203,000 shares of the Series A Preferred Stock at $5.00 per share plus a $0.25 premium and accrued interest, for at total consideration of $6.20 per share. The share repurchase will eliminate the accumulation of dividends which accrue at 7% per annum.

                         REPORT OF INDEPENDENT AUDITORS

     We have audited the consolidated financial statements of UroHealth Systems, Inc. as of March 31, 1996 and June 30, 1995, and for the nine months ended March 31, 1996 and the year ended June 30, 1995, and have issued our report thereon dated June 4, 1996 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 14(a)(2) of this Registration Statement. These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. We have not audited the fiscal 1995 financial statements of Dacomed Corporation, a wholly-owned subsidiary, which statements reflect total assets and total revenues constituting 4% and 10% of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included in the fiscal 1995 consolidated financial statements for Dacomed Corporation, is based solely on the report of other auditors.

     We also have audited, as to combination only, the financial statement schedule of UroHealth Systems, Inc., Dacomed Corporation, Allstate Medical Products, Inc., Osbon Medical Systems, Ltd., and Advanced Surgical for the year ended June 30, 1994. The schedule has been combined from the financial statements of UroHealth Systems, Inc., Dacomed Corporation, Allstate Medical Products, Inc., Osbon Medical Systems, Ltd., and Advanced Surgical, Inc. (which statements are not presented separately herein). The reports of other auditors who have audited these statements, other than the financial statements of Allstate Medical Products, Inc., which are immaterial and unaudited, appear elsewhere herein.

     In our opinion, based on our audits and the report of other auditors, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.


                                          /s/ ERNST & YOUNG LLP
                                          ----------------------
                                              ERNST & YOUNG LLP

Orange County, California
June 4, 1996

                            UROHEALTH SYSTEMS, INC.

                                  SCHEDULE II
                        CONSOLIDATED VALUATION ACCOUNTS

                                                BALANCE AT
                                                BEGINNING                                   BALANCE AT END
                 DESCRIPTION                    OF PERIOD      ADDITIONS     WRITE OFFS       OF PERIOD
----------------------------------------------  ----------     ---------     ----------     --------------
Nine month period ended March 31, 1996:
     Allowance for doubtful accounts..........     $538          $1,106         $ --            $1,644
     Reserve for inventory obsolescences......      241           1,140           --             1,381
                                                   ----          ------         ----            ------
          Total...............................     $779          $2,246         $ --            $3,025
                                                   ====          ======         ====            ======
Year ended June 30, 1995:
     Allowance for doubtful accounts..........     $506          $   54         $(22)           $  538
     Reserve for inventory obsolescences......       --             272          (31)              241
                                                   ----          ------         ----            ------
          Total...............................     $506          $  326         $(53)           $  779
                                                   ====          ======         ====            ======
Year ended June 30, 1994:
     Allowance for doubtful accounts..........     $167          $  348         $ (9)           $  506
     Reserve for inventory obsolescences......       --              --           --                --
                                                   ----          ------         ----            ------
          Total...............................     $167          $  348         $ (9)           $  506
                                                   ====          ======         ====            ======

------------------------------------------------------
------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                       PAGE
                                       ----
Prospectus Summary..................     3
Risk Factors........................     6
Use of Proceeds.....................    11
Capitalization......................    12
Price Range of Common Stock and
  Dividends.........................    13
Pro Forma Financial Information.....    14
Selected Consolidated Financial
  Data..............................    20
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................    21
Business............................    25
Management..........................    38
Principal and Selling
  Stockholders......................    42
Description of Capital Stock........    44
Underwriting........................    47
Legal Matters.......................    48
Experts.............................    48
Available Information...............    48
Incorporation of Documents by
  Reference.........................    49
Index to Consolidated Financial
  Statements........................   F-1

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                5,000,000 SHARES

                            UROHEALTH SYSTEMS, INC.

                                  COMMON STOCK

                              --------------------

                                   PROSPECTUS

                              --------------------

                            BEAR, STEARNS & CO. INC.

                            NEEDHAM & COMPANY, INC.


                               PIPER JAFFRAY INC.

                                              , 1996

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses in connection with the offer and sale of the securities being registered, other than underwriting discounts and commissions, are estimated as follows:

    Registration Fee....................................... $ 27,635
    NASD Filing Fee........................................    8,514
    Legal Fees and Expenses................................  200,000
    Blue Sky Fees and Expenses.............................   15,000
    Accounting Fees and Expenses...........................  100,000
    Printing and Engraving Expenses........................  150,000
    Transfer Agent and Registrar Fees......................   20,000
    Miscellaneous..........................................   78,851
                                                            --------
    Total.................................................. $600,000
                                                            ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Reference is made to Section 145 ("Section 145") of the General Corporation Law of the State of Delaware (the "DGCL") which provides for indemnification of directors and officers in certain circumstances.

     UROHEALTH's Certificate of Incorporation provides that a director of UROHEALTH will not be personally liable to UROHEALTH or its stockholders for monetary damages for breach of fiduciary duty as a director of UROHEALTH except for liability (i) for any breach of such director's duty of loyalty to UROHEALTH or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under
Section 174 of the DGCL (unlawful payment of dividends), or (iv) for any transaction from which such director derived an improper personal benefit.

     UROHEALTH is empowered by Section 145 of the DGCL, subject to the procedures and limitations stated therein, to indemnify any person against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in the defense of any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his or her being or having been a director or officer of UROHEALTH. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

     UROHEALTH's Bylaws provide that UROHEALTH shall indemnify its directors, and may indemnify its officers, to the full extent permitted by law.

     The Registrant has entered into agreements with certain directors and officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts to the fullest extent permitted by law incurred in connection with any proceeding to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Registrant or any of its affiliated enterprises, provided such person acted honestly and in good faith with a view to the best interests of the corporation.

     There are directors' and officers' liability insurance policies presently in force insuring directors and officers of the Registrant and its subsidiaries.

ITEM 16.  EXHIBITS.

  Exhibits


EXHIBIT NO.              DESCRIPTION
-----------              -----------
 1.1            Form of Underwriting Agreement.*

 3.1            Certificate of Incorporation of the Registrant.*

 3.2            Bylaws of the Registrant. Incorporated by reference to Exhibit 3.2 of the
                Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1995.

 4.1            Form of Certificate for Common Stock. Incorporated by reference to Exhibit 4.1 of the Company's Annual Report on Form 10-K for the fiscal period ended March
                31, 1996.

 4.2            Rights Agreement. Incorporated by reference to Exhibit 4.1 to the Registrant's
                Current Report on Form 8-K dated May 20, 1993 (the "May 20, 1993 Form 8-K").

 4.3            Form of Rights Certificate. Incorporated by reference to Exhibit 4.2 to the
                Registrant's May 20, 1993 Form 8-K.

 5.1            Opinion of Morrison & Foerster LLP.*

23.1            Consent of Ernst & Young LLP.**

23.2            Consent of Doane Raymond.**

23.3            Consent of Coopers & Lybrand L.L.P.*

23.4            Consent of KPMG Peat Marwick LLP.**

23.5            Consent of Cherry, Bekaert & Holland.**

23.6            Consent of Ernst & Young LLP.**

23.7            Consent of Morrison & Foerster LLP (included in Exhibit 5.1).*

24.1            Power of Attorney of certain officers and directors (included in Part II to the
                Registration Statement).


---------------
  * To be filed by amendment.


 ** Previously filed.


ITEM 17.  UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (the "Act"), each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934 (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Newport Beach, State of California, on October 22, 1996.


                                          UROHEALTH SYSTEMS, INC.


                                          By: /s/ CHARLES A. LAVERTY

                                            ------------------------------------
                                            Charles A. Laverty
                                            Chairman and Chief Executive
                                            Officer


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



               SIGNATURES                              TITLE                       DATE
----------------------------------------  --------------------------------  -------------------
         /s/ CHARLES A. LAVERTY           Chief Executive Officer and          October 22, 1996
----------------------------------------  Director (Principal Executive
           Charles A. Laverty             Officer)

          /s/ JAMES L. JOHNSON            Chief Financial Officer              October 22, 1996
----------------------------------------  (Principal Financial Officer and
            James L. Johnson              Principal Accounting Officer)

                   *                      Director                             October 22, 1996
----------------------------------------
        Mitchell J. Blutt, M.D.

                   *                      Director                             October 22, 1996
----------------------------------------
            Abbey J. Butler

                   *                      Director                             October 22, 1996
----------------------------------------
            John Chamberlin

                   *                      Director                             October 22, 1996
----------------------------------------
            Robert N. Elkins

                   *                      Director                             October 22, 1996
----------------------------------------
            Melvyn J. Estrin

                   *                      Director                             October 22, 1996
----------------------------------------
             C. Sage Givens

                                          Director                                       , 1996
----------------------------------------
            Lawrence Goelman

                   *                      Director                             October 22, 1996
----------------------------------------
            Michael S. Gross

               SIGNATURES                              TITLE                       DATE
----------------------------------------  --------------------------------  -------------------
                   *                      Director                             October 22, 1996
----------------------------------------
           Richard Newhauser

                   *                      Director                             October 22, 1996
----------------------------------------
             James B. Osbon

                   *                      Director                             October 22, 1996
----------------------------------------
            Julian W. Osbon

                   *                      Director                             October 22, 1996
----------------------------------------
           Francis J. Tedesco

                   *                      Director                             October 22, 1996
----------------------------------------
             Gerald W. Timm

*By: /s/ CHARLES A. LAVERTY
    ------------------------------------
         Charles A. Laverty
          Attorney-In-Fact